NOTICE OF THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held May 12, 2010

and

NOTICE OF PETITION TO THE COURT OF QUEEN’S

BENCH OF ALBERTA

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

ENTERRA ENERGY TRUST, ENTERRA ENERGY COMMERCIAL TRUST, ENTERRA ENERGY CORP. ENTERRA PRODUCTION PARTNERSHIP, ENTERRA ENERGY PARTNER CORP., ENTERRA EXCHANGECO LTD., EQUAL ENERGY LTD., 1528833 ALBERTA LTD. AND THE UNITHOLDERS OF ENTERRA ENERGY TRUST

April 13, 2010

If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor.  If you require more information with respect to voting your securities of Enterra Energy Trust, please contact Olympia Trust Company toll free at 1-888-353-3138 or by email at proxy@olympiatrust.com.

April 13, 2010

Dear Unitholders:

You are invited to attend the Annual and Special Meeting (the “Meeting”) of holders (“Unitholders”) of trust units (“Trust Units”) of Enterra Energy Trust (the “Trust”) to be held in the Royal Room at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) on Wednesday, May 12, 2010.  At the Meeting, you will be asked to, among other things, consider a proposed arrangement (the “Arrangement”) involving the Trust, Enterra Energy Commercial Trust, Enterra Energy Corp. (“EEC”), Enterra Production Partnership, Enterra Energy Partner Corp., Enterra Exchangeco Ltd., Equal Energy Ltd. (“Equal Energy”), 1528833 Alberta Ltd. and the Unitholders.  If you cannot attend the Meeting, please complete the applicable enclosed form of proxy or voting instruction form and submit it as soon as possible.

If approved, the Arrangement will result in the reorganization of the Trust into a growth-oriented corporation that will be named “Equal Energy Ltd.”.  The board of directors and senior management of Equal Energy will be comprised of the current members of the board of directors and senior management of EEC, the current administrator of the Trust.

During the past year the Trust has been investigating and considering various restructuring alternatives available to it and has been considering the Trust’s strategic objectives, to ensure that the Trust has the most appropriate structure for its long-term viability and sustainability.  As a result of these investigations and discussions, the board of directors of EEC believes that conversion to a corporate structure at this time will best enable the Trust to execute its strategic plan and thereby deliver strong growth and capital appreciation for its Unitholders over the long-term.

Pursuant to the Arrangement, Unitholders will receive one-third of one common share (“Equal Share”) of Equal Energy for each Trust Unit held.  If, as a result of the consolidation of outstanding securities on the exchange of Trust Units for Equal Shares, a Unitholder would otherwise be entitled to a fraction of an Equal Share in respect of the total aggregate number of pre-consolidation Trust Units held by such Unitholder, no such fractional Equal Share shall be granted and the aggregate number of Equal Shares that such Unitholder is entitled to will be rounded down to the next closest whole number of Equal Shares.  No payment will be made for any fractional interest.  Except for any change resulting from the rounding described herein, the change in the number of Equal Shares outstanding upon completion of the Arrangement will cause no change in the stated capital attributable to the Equal Shares.  The consolidation will not materially affect the percentage ownership in Equal Energy by the Unitholders even though such ownership will be represented by a smaller number of Equal Shares. The consolidation will merely proportionately reduce the number of Equal Shares held by the Unitholders.  The number of Equal Shares that will be issuable upon the exercise of any outstanding convertible securities of Equal Energy and the exercise price therefore will also be adjusted proportionately to reflect the consolidation.

The Arrangement has been structured to allow Unitholders to receive Equal Shares on a tax-deferred basis.  Upon completion of the Arrangement, the Equal Shares and the Debentures (as defined below) will be listed for trading on the Toronto Stock Exchange (the “TSX”) and the Equal Shares will be listed for trading on the New York Stock Exchange (the “NYSE”), subject to Equal Energy satisfying certain conditions for listing of the TSX and NYSE.

Under the Arrangement, Equal Energy will assume all obligations of the Trust under the debenture indentures and supplemental indentures, as applicable, governing the terms and conditions of the Trust’s convertible unsecured subordinated debentures outstanding on the effective date of the Arrangement (the “Effective Date”), specifically the 8.0% convertible unsecured subordinated debentures due December 31, 2011 and the 8.25% convertible unsecured subordinated debentures due June 30, 2012 (collectively, the “Debentures”), such that the Debentures will be valid and binding obligations of Equal Energy.  Following the completion of the Arrangement, holders of Debentures who subsequently wish to convert their Debentures will be entitled to receive Equal Shares rather than Trust Units on the basis of one-third of one Equal Share for each Trust Unit such holder was entitled to receive prior to the Arrangement.

The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to, any officers, directors or employees of the EEC who continue to be employed by, or serve as directors of, Equal Energy.

The resolution approving the Arrangement and related matters (the “Arrangement Resolution”) must be approved by not less than two-thirds of the votes cast by the Unitholders, either in person or by proxy, at the Meeting.

The Arrangement is also subject to the approval of the Court of Queen’s Bench of Alberta and receipt of all necessary regulatory approvals.

In addition to the Arrangement Resolution, at the Meeting Unitholders will also be asked to: (i) receive audited financial statements of the Trust for the year ended December 31, 2009; (ii) fix the number of directors to be elected at six and elect six directors for the ensuing year; (iii) appoint auditors for the ensuing year and authorize the directors to fix their remuneration; (iv) approve a stock option plan for Equal Energy; (v) approve a restricted share and performance share plan for Equal Energy; and (vi) transact such further and other business as may properly be brought before the Meeting.  The matters listed in (i), (ii) and (iii) are required to be acted upon at the Meeting in the event the Arrangement is not completed.

The board of directors of EEC, based upon its own investigations, has unanimously determined that the Arrangement is in the best interests of the Trust and the Unitholders and unanimously recommends that the Unitholders vote in favour of the Arrangement Resolution.  The officers and directors of the EEC and their respective associates who own, in the aggregate, approximately 1% of the outstanding Trust Units have indicated that they intend to vote in favour of the Arrangement.

The accompanying Information Circular contains a detailed description of the Arrangement and the other business items to be considered at the Meeting, as well as detailed information regarding the Trust and Equal Energy.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our depositary, Olympia Trust Company, at the numbers listed on the back cover of the Information Circular.

If you are a registered holder of Trust Units and are unable to attend the Meeting in person, please complete and deliver the applicable enclosed form of proxy or, if applicable, voting instruction form, and return it within the time frames indicated in order to ensure your representation at the Meeting.  You should also complete and submit the letter of transmittal, which is also enclosed, together with the certificates representing your Trust Units (or instruct your broker or nominee to complete the letter of transmittal on your behalf) to receive your Equal Shares as soon as possible following the Effective Date.  If you are a non-registered holder of Trust Units and received these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form, as the case may be, provided to you in accordance with the instructions provided by your broker or intermediary.

On behalf of the board of directors of EEC, I would like to express our gratitude for the support our Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward.  We would also like to thank all of our employees for their continued efforts and commitment to the Enterra organization.  We look forward to seeing you at the Meeting.

Yours very truly,

(signed) “Don C. Klapko”

Don C. Klapko

President and Chief Executive Officer of Enterra Energy Corp., the administrator of Enterra Energy Trust

ENTERRA ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
to be held May 12, 2010

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated April 13, 2010, an Annual and Special Meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Trust Units”) of Enterra Energy Trust (the “Trust”) will be held in the Royal Room at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) on Wednesday, May 12, 2010 for the following purposes:

(a)
to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of the Trust dated April 13, 2010 (the “Information Circular”), to approve a plan of arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”), pursuant to which the Trust will, amongst other things, convert to a corporation named Equal Energy Ltd., all as more particularly described in the Information Circular;

(b)	to receive and consider the financial statements of the Trust for the year ended December 31, 2009 and the auditors’ report thereon;

(c)
to appoint KPMG LLP as auditors of the Trust and to authorize the directors of Enterra Energy Corp. (“EEC”), in its capacity as administrator of the Trust, to fix KPMG LLP’s remuneration in that capacity;

(d)	to set the number of directors of EEC, the administrator of the Trust, to be elected for the upcoming year;

(e)	to elect directors of EEC for the ensuing year or until their successors are duly elected or appointed;

(f)
to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving a stock option plan for “Equal Energy Ltd.” (“Equal Energy”), all as more particularly described in the Information Circular and in the form attached as Appendix D to the Information Circular;

(g)
to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving a restricted share and performance share plan for Equal Energy, all as more particularly described in the Information Circular and in the form attached as Appendix E to the Information Circular; and

(h)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.  A copy of the Plan of Arrangement in respect of the Arrangement is attached as Exhibit A to the Arrangement Agreement which is attached as Appendix C to the Information Circular.  The record date (“Record Date”) for determination of Unitholders entitled to receive notice of and to vote at the Meeting is April 9, 2010.  Only Unitholders whose names have been entered in the applicable register of holders of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.  Each Trust Unit outstanding on the Record Date is entitled to one vote.

A Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it by regular mail or in person to Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6.  In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 10:00 a.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to its commencement.

Pursuant to the Interim Order, registered Unitholders have the right to dissent with respect to the Arrangement Resolution and to be paid the fair value of their Trust Units in accordance with the provisions of Section 191 of the ABCA and the Interim Order.  A Unitholder’s right to dissent is more particularly described in the Information Circular.  Those dissent procedures require, among other things, that a registered Unitholder who wishes to dissent send a written notice of objection to the Arrangement Resolution to the Trust, c/o Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5, Attention:  Christopher W. Nixon, which notice must be received by 4:00 p.m. (Calgary time) on the second business day immediately preceding the date of the Meeting.  Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent.  Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered Unitholders are entitled to dissent.  Accordingly, a beneficial owner of Trust Units desiring to exercise the right to dissent must make arrangements for the Trust Units beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Trust or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on behalf of the holder.

If you are a non-registered holder of Trust Units and received these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form, as the case may be, provided to you in accordance with the instructions provided by your broker or other intermediary.

DATED at the City of Calgary, in the Province of Alberta, this 13th day of April, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF ENTERRA ENERGY CORP., the administrator of ENTERRA ENERGY TRUST

(signed) “Don C. Klapko”

Don C. Klapko

President and Chief Executive Officer

Enterra Energy Corp.

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ENTERRA ENERGY TRUST, ENTERRA ENERGY COMMERCIAL TRUST, ENTERRA ENERGY CORP., ENTERRA PRODUCTION PARTNERSHIP, ENTERRA ENERGY PARTNER CORP., ENTERRA EXCHANGECO LTD., EQUAL ENERGY LTD., 1528833 ALBERTA LTD. AND THE UNITHOLDERS OF ENTERRA ENERGY TRUST

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Enterra Energy Trust (the “Trust”), Enterra Energy Commercial Trust (the “Commercial Trust”), Enterra Energy Corp. (“EEC”), Enterra Production Partnership (“EPP”), Enterra Energy Partner Corp. (“EEPC”), Enterra Exchangeco Ltd. (“EEL”), Equal Energy Ltd. (“Equal Energy”) and 1528833 Alberta Ltd. (“Subco”) with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving (collectively, the following being the “Arrangement Parties”) the Trust, the Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy, Subco and the holders (the “Unitholders”) of trust units of the Trust, which Arrangement is described in greater detail in the information circular and proxy statement of the Trust dated April 13, 2010, accompanying this Notice of Petition.  At the hearing of the Petition, the Trust, the Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco intend to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, including the Unitholders;

(b)	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)
an order declaring that the registered Unitholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated April 13, 2010;

(d)
a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on each of the Arrangement Parties on and after the Effective Date, as defined in the Arrangement; and

(e)	such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof with respect to the securities to be issued to Unitholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on the 13th day of May, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard.  Any Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose.  Any Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon the Trust on or before 4:00 p.m. (Calgary time) on May 3, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.  Service on the Trust is to be effected by delivery to the solicitors for the Trust at their address set out below.  If any Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Trust, the Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Unitholders for the purpose of such Unitholders voting upon a resolution to approve the Arrangement and has directed that registered Unitholders shall have the right to dissent with respect to the Arrangement in a manner consistent with the provisions of Section 191 of the ABCA, as modified by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder or any other interested party requesting the same by the under-mentioned solicitors for the Trust upon written request delivered to such solicitors as follows:

Stikeman Elliott LLP

4300 Bankers Hall West

888 – 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention: Christopher W. Nixon

DATED at Calgary, Alberta, this 13th day of April, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF ENTERRA ENERGY CORP., the administrator of ENTERRA ENERGY TRUST

(signed) “Don C. Klapko”

Don C. Klapko

President and Chief Executive Officer

Enterra Energy Corp.

INFORMATION CIRCULAR AND PROXY STATEMENT

 Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of EEC in its capacity as administrator of the Trust for use at the Meeting to be held in the Royal Room at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Wednesday, May 12, 2010 at 10:00 a.m. (Calgary time) and at any adjournment(s) thereof for the purposes set out in the accompanying Notice of Meeting.

No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which agreement is attached as Appendix C to this Information Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.  Information contained in this Information Circular is given as of April 13, 2010 unless otherwise specifically stated.

 Forward-looking Statements

This Information Circular contains certain forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian securities laws.  All statements other than statements of present or historical fact are forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “expect”, “may”, “would”, “could”, will”, “seek”, “propose”, “project”, “should”, or similar words suggesting future outcomes.  In particular, this Information Circular contains forward-looking statements relating to:

•	the benefits of the Arrangement;
•	the timing of the Final Order;
•	the occurrence of the Effective Date;
•	the satisfaction of conditions for listing of the Equal Shares;
•	the treatment of Unitholders under tax laws;
•	the business strategy of Equal Energy;
•	the business to be carried on by Equal Energy following the Arrangement; and
•	the tax horizon of Equal Energy.

Forward-looking statements respecting:

•
the perceived benefits of the Arrangement are based upon the financial and operating attributes of the Trust as at the date hereof, anticipated operating and financial results from the date hereof to the Effective Date, the views of management and the Board of Directors respecting the benefits associated with the Arrangement and current and anticipated market conditions.  See “Background to and Reasons for the Arrangement – Benefits of the Arrangement”;

•
the attributes of Equal Energy following completion of the Arrangement are based upon the existing attributes of the Trust (including financial and operating attributes) and the opinions of management of EEC and the directors of EEC concerning perceived benefits associated with the Arrangement.  See “Information Concerning Equal Energy – Schedule B Pro Forma Financial Statements of Equal Energy” in Appendix F hereto and “Background to and Reasons for the Arrangement – Benefits of the Arrangement”;

•
the structure and effect of the Arrangement are based upon the terms of the Arrangement Agreement and the transactions contemplated thereby, assumptions that all conditions in the Arrangement Agreement will be met and assumptions that the representations and warranties in the Arrangement Agreement will be true and correct at all applicable times.  See “The Arrangement - Arrangement Agreement”;

•	the consideration to be received by Unitholders as a result of the Arrangement is based upon the terms of the Arrangement Agreement and the Plan of Arrangement; and

•	certain steps in, and timing of, the Arrangement are based upon the terms of the Arrangement Agreement and advice received from counsel of the Trust relating to timing expectations.

Other forward-looking statements regarding the Trust are located in the documents incorporated by reference herein, including without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  In addition to other factors and assumptions which may be identified herein and in documents incorporated by reference herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Trust operates; the timely receipt of any required regulatory approvals; the ability of the Trust to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Trust to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Trust operates; and the ability of the Trust to successfully market its oil and natural gas products.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  Such statements reflect the Trust’s views as at the date made with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, and general economic conditions and the other factors discussed under the heading “Risk Factors” in the Trust AIF incorporated herein by reference.

Many factors could cause the Trust’s or Equal Energy’s or any particular segment’s actual results, performance or achievements to vary from those described herein and in the documents incorporated by reference, including without limitation the:

•	failure of the parties to the Arrangement Agreement to satisfy the conditions set out therein;
•	inability to meet TSX and/or NYSE listing requirements;
•	inability to obtain required consents, permits or approvals, including Court approval of the Arrangement and the Unitholders’ approval of the Arrangement Resolution;
•	failure to realize anticipated benefits of the Arrangement, including anticipated cost savings;
•	liabilities inherent in the oil and gas exploration and production industry;
•	competition for, among other things, capital, equipment and skilled personnel; and
•
the other factors discussed in the Trust AIF and management’s discussion and analysis of the Trust for the year ended December 31, 2009 incorporated by reference herein and the risk factors set forth in the Trust AIF and under “Information Concerning Equal Energy – Risk Factors” in Appendix F hereto.

These factors should not be construed as exhaustive.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein and in the documents incorporated herein by reference as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this Information Circular or incorporated herein by reference should not be unduly relied upon.  Such statements speak only as of the date as of which they are given.  The Trust does not intend, and does not assume any obligation, to update forward-looking statements except as required by law.  The forward-looking statements contained in this Information Circular and the documents incorporated herein by reference are expressly qualified by this cautionary statement.

Financial outlook information contained in this Information Circular and the documents incorporated herein by reference about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available.  Readers are cautioned that such financial outlook information contained in this Information Circular and the documents incorporated herein by reference should not be used for purposes other than for which they are disclosed.

The reader is further cautioned that the preparation of financial statements, including unaudited pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

Supplementary Disclosure – Non-Canadian GAAP Measures

This Information Circular and the documents incorporated by reference herein contain references to certain financial measures that do not have a standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other entities and holders of Trust Units are cautioned that these non-Canadian GAAP measures should not be construed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  These measures provide additional information that management believes is meaningful regarding the Trust’s operational performance, liquidity and its capacity to fund distributions, capital expenditures and other investing activities.  References to “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms, are included throughout the documents incorporated by reference herein. The Trust considers funds from operations a key measure for the ability of the Trust to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Trust considers cash flow netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or loss as determined in accordance with GAAP as an indicator of performance.  Funds from operations, working capital and cash flow netback, as determined by the Trust may not be comparable to that reported by other companies. The specific rationale for, and incremental information associated with (including a reconciliation to the most directly comparable measure calculated in accordance with Canadian GAAP) each non-Canadian GAAP measure is also discussed in the management’s discussion and analysis of the Trust for the year ended December 31, 2009.

Information For United States Unitholders

None of the securities to be issued to Unitholders in exchange for their securities under the Arrangement have been or will be registered under the 1933 Act, and such securities are being issued to Unitholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act.  The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the 1934 Act.  Accordingly, the solicitations and arrangements contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Specifically, information concerning the operations of the Trust contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The audited historical financial statements and the pro forma financial statements of the Trust included in or incorporated by reference in this Information Circular have been presented in Canadian dollars and were prepared in accordance with Canadian GAAP.  The historical financial statements of the Trust have been reconciled to U.S. GAAP as presented in the Form 40-F of the Trust.  The pro forma financial statements of Equal Energy, included in this Information Circular, include a U.S. GAAP reconciliation.  The audited historical financial statements of the Trust are subject to both Canadian and US auditing and auditor independence standards.  The financial statements of Equal Energy included in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP, include a reconciliation to U.S. GAAP and are subject to Canadian auditing and auditor independence standards, which differ from U.S. GAAP and auditing and auditor independence standards in certain material respects, and thus are not comparable in all respects to financial statements of United States domestic issuers.

Data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with both Canadian disclosure standards and United States disclosure standards.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the Trust and Equal Energy are organized under the laws of a jurisdiction outside the United States, that some or all of their respective officers and directors and trustee, as applicable, are residents of countries other than the United States, that some or all of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of the Trust and Equal Energy and such other Persons are, or will be, located outside the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who will be “affiliates” of Equal Energy after the Arrangement or who have been affiliates of Equal Energy within 90 days before the Effective Date.  See “The Arrangement – Securities Law Matters – United States” in this Information Circular.

See “United States Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for U.S. Holders who are United States taxpayers.

THE SECURITIES ISSUED TO UNITHOLDERS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

 Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.  The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the 1st day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the rates published on the Bank of Canada’s website as being in effect at approximately noon on each trading day.

	Year Ended December 31,
	2009	2008

Rate at end of Period	$0.9564	$0.8256
High	$0.9710	$1.0289
Low	$0.7692	$0.7711

On April 13, 2010, the noon buying rate for $1.00 Canadian was $0.9972 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary Information hereof.  Terms and abbreviations used in the Appendices to this Information Circular (other than in Appendix F and Appendix H) are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“8.0% Debentures” means the 8.0% convertible unsecured subordinated debentures due December 31, 2011;

“8.25% Debentures” means the 8.25% convertible unsecured subordinated debentures due June 30, 2012;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c B-9, as amended, including the regulations promulgated thereunder;

“Administration Agreement” means an administration agreement dated November 25, 2003 between the Trust and EEC;

“Applicable Canadian Securities Laws” in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Applicable Law” means any applicable Law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

“Arrangement” means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated as of April 12, 2010, among the Trust, the Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco providing for the implementation of the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, as from time to time amended, supplemented or restated;

“Arrangement Resolution” means the special resolution in respect of, among other things, the Arrangement, in substantially the form attached as Appendix A to this Information Circular, to be voted upon by Unitholders at the Meeting;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

“Board” or “Board of Directors” means the board of directors of EEC, the administrator of the Trust;

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

“Canadian GAAP” means Canadian generally accepting accounting principles as in effect from time to time;

“Certificate” means the certificate of arrangement to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

“Commercial Trust” means Enterra Energy Commercial Trust, an unincorporated trust governed by the laws of Alberta and a wholly-owned subsidiary of the Trust;

“Commercial Trust Indenture” means the trust indenture dated November 24, 2003 among Reginald Greenslade and Herman Hartley, as trustees, and Luc Chartrand, as settlor, as may be amended, supplemented, and restated from time to time;

“Court” means the Court of Queen’s Bench of Alberta;

“Debentures” means collectively, the 8.0% Debentures and the 8.25% Debentures;

“Debentureholders” means the holders of Debentures from time to time;

“Debenture Indenture” means, collectively, the debenture indentures and supplemental indentures, as applicable, providing for the issuance and governing the terms and conditions of the Debentures, in each case among the Trust, EEC and Olympia Trust Company;

“Debenture Note” means an unsecured promissory note issued by EEC to Equal Energy in exchange for the assumption by Equal Energy of the obligations and liabilities under the Debentures;

“Depositary” means Olympia Trust Company at its offices set out in the Letter of Transmittal;

“Dissent Rights” means the right of each registered Unitholder to dissent to the Arrangement Resolution and to be paid the fair value of the Units in respect of which the Unitholder dissents, all in accordance with section 191 of the ABCA, as modified by the Interim Order;

“Dissenting Unitholders” means registered Unitholders who validly exercise the Dissent Rights;

“EEC” means Enterra Energy Corp., a corporation amalgamated under the ABCA;

“EEL” means Enterra Exchangeco Ltd., a corporation incorporated under the ABCA;

“EEPC” means Enterra Energy Partner Corp., a corporation incorporated under the ABCA;

“Effective Date” means the date on which the Arrangement is effective under the ABCA;

“Effective Time” means the time at which the Articles of Arrangement are filed with the Director on the Effective Date;

“Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP); members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“EPP” means Enterra Production Partnership, a partnership organized under the laws of Alberta;

“Equal Energy” means Equal Energy Ltd., a corporation incorporated pursuant to the ABCA and, prior to the completion of the transactions contemplated by the Plan of Arrangement, a wholly-owned subsidiary of the Trust;

“Equal LTIP Plan” means the restricted share and performance share plan of Equal Energy to be approved by the Unitholders at the Meeting;

“Equal Shareholders” means holders of Equal Shares;

“Equal Shares” means common shares in the capital of Equal Energy;

“Equal Stock Option Plan” means a stock option plan of Equal Energy to be approved by the Unitholders at the Meeting;

“Final Order” means the order of the Court approving the Arrangement to be applied for following the approval of the Arrangement pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Information Circular” means this information circular and proxy statement of the Trust dated April 13, 2010, together with all appendices hereto, distributed to Unitholders in connection with the Meeting;

“Interim Order” means the interim order of the Court dated April 13, 2010 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, policies, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

“Letter of Transmittal” means the letter of transmittal enclosed with this Information Circular pursuant to which a Unitholder is required to deliver such holder’s certificate(s) representing Trust Units;

“Meeting” means the annual and special meeting of Unitholders to be held on May 12, 2010 and any adjournments thereof to consider and to vote on the Arrangement Resolution and the other matters outlined in the Notice of Meeting;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Minister” means the Federal Finance Minister;

“NI 58-101” means National Instrument 58-101 - Disclosure of Corporate Governance Practices of the Canadian Securities Administrators;

“Non-Resident” means: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

“Notice of Meeting” means the Notice of Annual and Special Meeting of Unitholders which accompanies this Information Circular;

“Notice of Petition” means the Notice of Petition on behalf of the Trust, Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco to the Court for the Final Order which accompanies this Information Circular;

“NYSE” means the New York Stock Exchange;

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Plan of Arrangement” means the plan of arrangement attached as Exhibit A to Appendix C to this Information Circular, as amended, supplemented or restated in accordance with the terms thereof;

“PU’s” means performance units issued pursuant to the RUPU Plan;

“Record Date” means the close of business on April 9, 2010;

“Registrar” means the Registrar of Corporations appointed under section 263 of the ABCA;

“Reorganization” has the meaning ascribed to such term in the section entitled “United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Qualification as a Tax-Deferred Reorganization under Section 368(a) of the Code”;

“Regulation S” means Regulation S under the 1933 Act;

“Resident” means a person who is not a Non-Resident;

“RU’s” means restricted units issued pursuant to the RUPU Plan;

“RUPU Plan” means the restricted unit and performance unit plan of the Trust;

“RUPUs” means collectively, RU’s and PU’s;

“SEC” means the United States Securities and Exchange Commission;

“SIFT Tax Rules” has the meaning ascribed to such term in the section entitled “Background to and Reasons for the Arrangement”;

“Subco” means “1528833 Alberta Ltd.”, a corporation incorporated pursuant to the ABCA and a wholly-owned subsidiary of Equal Energy;

“subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

“Supplemental Debenture Indenture” means a supplemental indenture to be entered into in accordance with the Debenture Indenture pursuant to which Equal Energy assumes, in accordance with the Plan of Arrangement, all of the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures, which supplemental indenture shall entitle the holders of the Debentures after the Effective Time to acquire Equal Shares, in lieu of Trust Units, on conversion of the Debentures;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1. (5th Supp.), as amended, including the regulations promulgated thereunder;

“Trust” means Enterra Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Trust Indenture;

“Trust AIF” means the Annual Information Form of the Trust dated March 29, 2010 in respect of the Trust’s financial year ended December 31, 2009, incorporated by reference herein;

“Trust Indenture” means the amended and restated trust indenture dated November 25, 2003 among Olympia Trust Company, as trustee, Luc Chartrand as settlor, and EEC, as may be amended, supplemented, and restated from time to time;

“Trust Options” means options to acquire Trust Units issued under or governed by the Trust Unit Option Plan;

“Trust Units” means trust units of the Trust;

“Trust Unit Option Plan” means the trust unit option plan of the Trust, as amended from time to time;

“Trustee” means Olympia Trust Company, or its successors, in its capacity as trustee of the Trust;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;

“Unitholders” means holders of Trust Units;

“U.S. GAAP” means United States generally accepting accounting principles as in effect from time to time;

“U.S. Holder” has the meaning ascribed to such term in the section entitled “United States Federal Income Tax Considerations” in this Information Circular;

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

“1933 Act” means the United States Securities Act of 1933, as amended; and

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Capitalized terms not otherwise defined herein are defined in the “Glossary of Terms”.

 The Meeting

The Meeting will be held in the Royal Room at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) on Wednesday, May 12, 2010 for the purposes set forth in the accompanying Notice of Meeting.

The business of the Meeting will be to: (i) consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution; (ii) receive and consider the financial statements of the Trust for the year ended December 31, 2009 and the auditor’s report thereon; (iii) appoint KPMG LLP as auditors of the Trust and to authorize the directors of EEC to fix KPMG LLP’s remuneration in that capacity; (iv) to set the number of directors of EEC, the administrator of the Trust, to be elected for the upcoming year; (v) to elect directors of EEC for the ensuing year or until their successors are duly elected or appointed; (vi) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving the Equal Stock Option Plan; (vii) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving the Equal LTIP Plan; and (viii) to transact such further and other business as may properly be brought before the Meeting.  See “The Arrangement” and “Other Matters to be Acted Upon at the Meeting”.  The matters listed in (ii), (iii), (iv), and (v) are required even in the event the Arrangement is not completed.

The Record Date for determination of Unitholders entitled to receive notice of and to vote at the Meeting is April 9, 2010.

The Arrangement

If approved, the Arrangement will result in the reorganization of the Trust into a growth-oriented corporation that will be named “Equal Energy Ltd.”.  See “Information Concerning Equal Energy – Description of the Business” in Appendix F hereto.

Equal Energy will retain the current management team and personnel from EEC and will continue to be led by Don Klapko as President and Chief Executive Officer, John Reader as Senior Vice President, Corporate Development and Chief Operating Officer, Blaine Boerchers as Senior Vice President, Finance and Chief Financial Officer, Shane Peet as Senior Vice President, Engineering and John Chimahusky as Senior Vice President and Chief Operating Officer, US Operations.  The current members of the Board will form the board of directors of Equal Energy.  See “Information Concerning Equal Energy – Directors and Officers” in Appendix F hereto.

Pursuant to the Arrangement, Unitholders will receive one-third of one Equal Share for each Trust Unit held.  If, as a result of the consolidation of outstanding securities on the exchange of Trust Units for Equal Shares, a Unitholder would otherwise be entitled to a fraction of an Equal Share in respect of the total aggregate number of pre-consolidation Trust Units held by such Unitholder, no such fractional Equal Share shall be granted and the aggregate number of Equal Shares that such Unitholder is entitled to will be rounded down to the next closest whole number of Equal Shares.  No payment will be made for any fractional interest.  Except for any change resulting from the rounding described herein, the change in the number of Equal Shares outstanding upon completion of the Arrangement will cause no change in the stated capital attributable to the Equal Shares.  The consolidation will not materially affect the percentage ownership in Equal Energy by the Unitholders even though such ownership will be represented by a smaller number of Equal Shares. The consolidation will merely proportionately reduce the number of Equal Shares held by the Unitholders.  The number of Equal Shares that will be issuable upon the exercise of any outstanding convertible securities of Equal Energy and the exercise price therefore will also be adjusted proportionately to reflect the consolidation.

As of April 9, 2010, the Trust has (i) $80,210,000 principal amount of 8.0% Debentures outstanding, and (ii) $39,648,000 principal amount of 8.25% Debentures outstanding.  The transactions contemplated by the Arrangement will not result in a “Change of Control” as defined in the Debenture Indenture.  In connection with the Arrangement, and pursuant to the successor provisions contained in the Debenture Indenture, Equal Energy will assume all of the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures outstanding at the Effective Date.  Provided the Arrangement is completed, and as a result of the consolidation of Trust Units upon completion of the Arrangement, Debentureholders will thereafter be entitled to receive one-third of one Equal Share for each pre-consolidation Trust Unit they would have otherwise been entitled to receive in accordance with the Debenture Indenture.  All other terms and conditions of the Debenture Indenture will continue to apply.  Debentureholders may convert their Debentures into Trust Units pursuant to the terms of the Debenture Indenture prior to the Effective Date and participate in the Arrangement in the same manner as Unitholders.  The Debentures are currently listed and posted for trading on the TSX.  The TSX has granted conditional approval for the listing of the Debentures, but the listing of the Debentures will be subject to Equal Energy fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.  See “The Arrangement – Treatment of Debentures”.

The Arrangement has been structured to allow Unitholders to receive Equal Shares on a tax-deferred basis.  Upon completion of the Arrangement, the Equal Shares and the Debentures will be listed for trading on the TSX and the Equal Shares will be listed for trading on the NYSE, subject to Equal Energy satisfying certain conditions for listing of the TSX and NYSE.

Upon completion of the Arrangement, Equal Energy intends to assume the obligations of the Trust in respect of any outstanding Trust Options, RU’s and PU’s.  Upon exercise of outstanding Trust Options, holders will receive one-third of one Equal Share for each pre-consolidation Trust Unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan.  Upon vesting of outstanding RU’s and PU’s, holders will receive one-third of one Equal Share for each pre-consolidation Trust Unit they would have otherwise been entitled to receive in accordance with the RUPU Plan.  Holders of vested Trust Options may elect to exercise their Trust Options prior to the Effective Time and participate as Unitholders in the Arrangement.  See “The Arrangement – Treatment of Trust Options, RU’s and PU’s”.

See “The Arrangement – Effect of the Arrangement on Unitholders”, “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Arrangement Agreement”, “The Arrangement – Interests of Certain Persons or Companies in the Arrangement”, “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this Information Circular and “Information Concerning Equal Energy” in Appendix F hereto.

 Arrangement Steps

On the Effective Date, each of the events set out below shall occur and be deemed to occur in the following order without any further act or formality, except as otherwise provided in the Plan of Arrangement:

Amendment to the Trust Indenture and the Commercial Trust Indenture

(a)	the Trust Indenture and the Commercial Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Dissenting Unitholders

(b)
the Trust Units held by Dissenting Unitholders, respectively, who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to the Trust (free of any claims) and cancelled and cease to be outstanding, and as of the Effective Time such Dissenting Unitholders shall cease to have any rights as unitholders of the Trust other than the right to be paid the fair value of their Trust Units by the Trust;

Exchange of Trust Units for Equal Shares

(c)
each Trust Unit (other than those previously held by Dissenting Unitholders) shall be sold, assigned and transferred by the Unitholders to Equal Energy (free of any claims) in exchange for Equal Shares on the basis of one-third of one Equal Share for each Trust Unit so sold, assigned and transferred;

Contribution of Trust Units to Subco

(d)
each Trust Unit (other than those previously held by Dissenting Unitholders) shall be sold, assigned and transferred by Equal Energy to Subco (free of any claims) in exchange for one common share of Subco;

Dissolution of Commercial Trust

(e)	the dissolution of Commercial Trust shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of Commercial Trust shall be assigned, transferred and conveyed to the Trust;

(ii)	an undivided interest in all of the liabilities of Commercial Trust shall be assumed by the Trust; and

(iii)	Commercial Trust shall be dissolved;

Dissolution of the Trust

(f)	the dissolution of the Trust shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of the Trust shall be assigned, transferred and conveyed to Subco;

(ii)	an undivided interest in all of the liabilities of the Trust, including without limitation, the Debentures, shall be assumed by Subco; and

(iii)	the Trust shall be dissolved;

EEC acquires Subco

(g)	the outstanding common share of Subco shall be sold, assigned and transferred by Equal Energy to EEC (free of any claims) in exchange for one common share of EEC;

Dissolution of Subco

(h)	the dissolution of Subco shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of Subco shall be assigned, transferred and conveyed to EEC;

(ii)	an undivided interest in all of the liabilities of Subco, including without limitation, the Debentures, shall be assumed by EEC; and

(iii)	Subco shall be dissolved;

Dissolution of EEL

(i)	the dissolution of EEL shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of EEL shall be assigned, transferred and conveyed to EEC;

(ii)	an undivided interest in all of the liabilities of EEL shall be assumed by EEC; and

(iii)	EEL shall be dissolved;

Change of Names of Certain Trust Subsidiaries

(j)	EEC, EEPC and EPP shall change their names as follows:

(i)	EEC shall be renamed “Equal Energy Holdings Ltd.”;

(ii)	EEPC shall be renamed “Equal Energy Partner Corp.”; and

(iii)	EPP shall be renamed “Equal Energy Production Partnership”

Assumption of Debentures by Equal Energy

(k)
Equal Energy shall assume all the covenants and obligations of EEC under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of Equal Energy entitling the holders thereof, as against Equal Energy, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, Equal Energy shall enter into the Supplemental Debenture Indenture with the Olympia Trust Company, in its capacity as trustee of the Debentures, in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

(l)	EEC shall issue the Debenture Note to Equal Energy in exchange for the assumption, by Equal Energy, of the covenants and obligations of EEC pursuant to Section 3.1(k);

Conversion of Trust Options and Termination of the Trust Unit Option Plan

(m)
all outstanding Trust Options shall become stock options to acquire an equivalent number of Equal Shares, subject to any adjustments resulting from the consolidation of the Trust Units upon completion of the Plan of Arrangement, in accordance with the terms of the Trust Unit Option Plan and the Trust Unit Option Plan shall be terminated and all agreements representing Trust Options shall be amended to the extent necessary to facilitate the conversion of Trust Options to stock options of Equal Energy;

Conversion of RU’s and PU’s and Termination of the RUPU Plan

(n)
all outstanding RU’s and PU’s shall become restricted shares or performance shares, as applicable, entitling the holder to acquire Equal Shares, subject to any adjustments resulting from the consolidation of the Trust Units upon completion of the Plan of Arrangement, in accordance with the terms of the RUPU Plan and the RUPU Plan shall be terminated and all agreements representing RU’s and PU’s shall be amended to the extent necessary to facilitate the conversion of the RU’s and PU’s, as applicable, to restricted shares or performance shares of Equal Energy; and

Elimination of Consolidated Accounting Deficit

(o)	for accounting purposes, the consolidated share capital of Equal Energy shall be reduced, without payment or reduction to its stated capital, by the consolidated accounting deficit.

provided that if any of the foregoing steps fails to occur or complete then all of such steps will be deemed not to have occurred.

Post Arrangement Structure

Following the completion of the Arrangement:

(i)	the name of Equal Energy shall be “Equal Energy Ltd.”;

(ii)	the head office of Equal Energy shall be located at 2700, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6;

(iii)	the registered office of Equal Energy shall be located at 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5;

(iv)	Equal Energy shall be authorized to issue an unlimited number of common shares, all having the rights, privileges and conditions as set forth in the articles of Equal Energy;

(v)	there shall be no restrictions on the activities that Equal Energy is authorized to carry on or on the powers it may exercise, nor any restrictions on the transfer of the Equal Shares;

(vi)
the board of directors of Equal Energy shall consist of not less than three (3) and not more than fifteen (15) directors, the exact number of which shall be determined by the directors from time to time;

(vii)
the directors of Equal Energy shall have the right to appoint one or more additional directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors so appointed shall not exceed one-third (1/3) of the number of directors elected at the previous annual meeting of shareholders;

(viii)
the first directors of Equal Energy who shall hold office until the next annual meeting of shareholders of Equal Energy or until their successors are elected or appointed, shall be the persons whose names and jurisdictions of residence appear below:

Name	Jurisdiction of Residence
John Brussa	Alberta, Canada
Peter Carpenter	Ontario, Canada
Michael Doyle	Alberta, Canada
Victor Dusik	British Columbia, Canada
Roger Giovanetto	Alberta, Canada
Don Klapko	Alberta, Canada

(ix)	the initial officers of Equal Energy shall be as follows:

Name	Title
Don Klapko	President and Chief Executive Officer
Blaine Boerchers	Senior Vice President, Finance and Chief Financial Officer
John Reader	Senior Vice President, Corporate Development and Chief Operating Officer
Shane Peet	Senior Vice President, Engineering
John Chimahusky	Senior Vice President and Chief Operating Officer, US Operations

(x)	the by-laws of Equal Energy shall be the by-laws of Equal Energy in effect prior to the Effective Date; and

(xi)
the initial auditors of Equal Energy will be KPMG LLP, who shall continue in office until the close of business of the first annual meeting of the holders of Equal Shares, and the directors of Equal Energy are authorized to fix the remuneration of such auditors.

The following diagram illustrates the simplified organizational structure of Equal Energy immediately following the completion of the Arrangement.

[Missing Graphic Reference]

Immediately following the completion of the Arrangement, an aggregate of approximately 21.7 million Equal Shares will be issued and outstanding, assuming that: (i) no Dissent Rights are exercised; and (ii) no Trust Units are issued pursuant to outstanding Trust Options, RUPUs or Debentures prior to the Effective Time.

Background to and Reasons for the Arrangement

At its inception in 2003, the Trust was engaged in the business of acquiring crude oil and natural gas properties and developing and producing crude oil and natural gas in western Canada.  The assets of the Trust were characterized as mature assets and were intended to be the cornerstone from which the Trust was to grow through continued acquisitions and to provide stable and predictable cash flow to generate monthly distributions for Unitholders.  In early 2006, the Trust doubled its size by acquiring a significant resource-type property in Oklahoma.  At this time, it was generally the Trust’s operating principle that undeveloped land be farmed out to third parties for a carried interest that would keep production flat and support stable distributions to Unitholders.

On October 31, 2006, with no forewarning, the Minister announced the federal government’s plan to change the tax treatment of income trusts (the “SIFT Tax Rules”).  Beginning in 2011, the SIFT Tax Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders.  The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then.  The SIFT Tax Rules had an immediate negative impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including the Trust, royalty trusts and numerous other Canadian securities.  On December 15, 2006, the Minister issued guidelines (the “Normal Growth Guidelines”) which established objective tests with respect to what would be considered “normal growth” for the purposes of determining how much existing trusts are permitted to grow without jeopardizing their transitional relief.  The Normal Growth Guidelines were amended on December 4, 2008.  The SIFT Tax Rules were enacted into legislation on June 22, 2007.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts into corporations without any undue tax consequences. These proposals were proclaimed in force on March 12, 2009.

The Trust’s management and Board continuously review the Trust’s strategic objectives and options available to it in respect thereof to ensure that the Trust’s capital structure is efficient and that security holder value is being maximized.  Following the initial announcement of the SIFT Tax Rules, management and the Board have continued to assess the potential impact and significance of the SIFT Tax Rules to the Trust, including the impact upon the Trust’s strategic objectives and alternatives.

Since early 2007 the Trust continued to review, consider and implement strategic initiatives for the Trust. Management continued to update the Board regarding its ongoing analysis and assessment of the impact that not only the SIFT Tax Rules but that other various market forces including, without limitation, weakening commodity prices, exchange rates and limited access to capital markets have had on the Trust’s business plan and ability to meet its stated objectives.  The Trust’s management and Board recognized the vulnerability inherent with a weak balance sheet and set a goal of reducing the Trust’s net debt to ensure the Trust, or its successor’s, long-term viability and financial flexibility.  Over the past two years, management and Board have taken significant steps to strategically restructure the operations of the Trust including, without limitation, the following:

•
On September 17, 2007, the Trust suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.  No distributions have been made by the Trust since that date.

•
At December 31, 2007, the Trust’s bank debt was $172.0 million and has been reduced by $102 million as a result of asset sales and repayment from cash flows.  The interest expense has been reduced from $22.6 million for the year ended December 31, 2007, to $11.5 million for the year ended December 31, 2009. The general and administrative expenses have been reduced from $20.4 million for the year ended December 31, 2007 to $15.7 million for the year ended December 31, 2009. The operating expenses have been reduced from $62.5 million for the year ended December 31, 2007 to $39.7 million for the year ended December 31, 2009.

•
During 2008, management of the Trust directed technical staff to initiate the internal development of a prospect inventory intended to provide the basis for an eventual conversion to an exploration and development company.  This effort has continued until the present and has included significant reorganization and the addition of qualified staff to expedite this program and to provide the skills appropriate for the task.

•	Throughout 2008 and 2009, the Trust considered various large scale mergers that might form the basis for a conversion to a corporation, but no such transaction has come to fruition.

•	In January 2010, the Trust finalized new $110 million credit facilities consisting of a $20 million operating facility and a $90.0 million revolving term credit facility.

•
Management is now comprised of a proven team of professional management in all key operational areas of the organization including a team experienced in providing organic growth through full cycle exploration, exploitation and development.

As a result of the strategic initiatives initiated in late 2007 and continued throughout 2008 and 2009, the Trust’s balance sheet has been significantly improved, resulting in the Trust being well positioned to move forward with a corporate growth model.

On November 10, 2009, management and the Board held a regularly scheduled quarterly and strategic planning meeting to further review and discuss in depth the Trust’s operations, opportunities for growth and strategic direction.  As part of this meeting management presented a detailed operations review, analysis of short and long term market conditions and possible acquisitions and other growth opportunities.  In conjunction with its analysis of the Trust’s long term strategic planning, management put forward its recommendation that the Trust be reorganized into a corporate structure.  Management’s recommendation was based on extensive internal prospect inventory that had been developed over the previous two years, the reorganized and refined technical staffing of the Trust, the anticipated default of the Trust’s primary farm out partner in Oklahoma and the desire to formalize a new strategic direction for the entity.  The proposed conversion of the Trust into a growth-oriented exploration and production company was discussed at length, following which management was directed to continue it analysis of the proposed reorganization, address certain specific issues raised at the meeting and report back to the Board.

Following the November 10, 2009 planning session, management, in consultation with the Trust’s legal counsel, continued to analyze the proposed reorganization and matters related thereto.

On December 10, 2010, management and the Board reconvened to review various matters including the proposed 2010 budget and to discuss the principal terms and conditions of the proposed reorganization of the Trust into a corporate structure.  Management addressed the various issues that were raised at the November 10, 2010 meeting and recommended that the Trust proceed with the proposed reorganization as soon as possible.  After duly considering the financial aspects and other considerations relating to the proposed reorganization, including the principal term and conditions of the proposed Arrangement, the Board’s duties and responsibilities to Unitholders and the advice of legal counsel, the Board unanimously approved proceeding with the proposed reorganization providing for a conversion of the Trust into a growth-oriented exploration and production company.

The Trust announced its intention to convert to a corporation on January 18, 2010, after management confirmed certain logistical issues related to the conversion.

Between January 18, 2010 and April 12, 2010 the terms of the Arrangement Agreement and Plan Arrangement were settled and on April 12, 2010 the Arrangement Agreement was entered into.

On April 12, 2010, the Board unanimously resolved to approve the contents of this Information Circular and the sending of it to the Unitholders.  In connection with these approvals, the Board concluded that the Arrangement was in the best interest of the Trust and its Unitholders and unanimously resolved to recommend that Unitholders vote their Trust Units in favour of the Arrangement.

Benefits of the Arrangement

Management of EEC and the Board of Directors have determined that enhanced Unitholder and asset value could be realized and delivered more effectively through the reorganized structure rather than through the existing trust structure.  Management and the Board of Directors believe that the proposed corporate structure will simplify the business structure of the Trust, resulting in reductions in general and administrative expenses.

Management of EEC and the Board of Directors, in recommending the Arrangement to Unitholders, believe the Arrangement provides a number of strategic benefits to the Trust and its Unitholders including, without limitation, the following:

•	the Arrangement will provide for a simplified and more efficient corporate structure;

•	the Arrangement will provide greater flexibility for growth and retention of capital;

•	the Arrangement will enhance Equal Energy’s access to capital;

•	the decline of trading valuations for income trusts following the federal government’s announcement has made accretive acquisitions more difficult;

•	it is expected that Unitholders will be able to exchange Trust Units for Equal Shares on a tax deferred basis for Canadian federal income tax purposes;

•	the Arrangement will eliminate the uncertainty and risks facing the Trust as a result of the changes to the tax legislation relating to income trusts; and

•	the Arrangement will allow for rebranding under the name “Equal Energy” and allow the go-forward entity to have broader recognition in the capital markets.

Recommendation of the Board of Directors

The Board of Directors, based upon its own investigations, has unanimously determined that the Arrangement is in the best interests of the Trust and the Unitholders and unanimously recommends that the Unitholders vote in favour of the Arrangement Resolution.

The officers and directors of EEC, in its capacity as administrator of the Trust, and their respective associates as a group beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 518,480 Trust Units, representing approximately 1% of the outstanding Trust Units.  Each of the members of the Board and each of the officers of EEC have indicated they intend to vote all of their Trust Units in favour of the Arrangement Resolution.

See “Background to and Reasons for the Arrangement – Recommendation of the Board of Directors”.

Procedure for Exchange of Trust Units

In order to receive their Equal Shares following completion of the Arrangement, Unitholders must deposit with the Depositary (at one of the addresses specified in the Letter of Transmittal) a properly completed and duly executed Letter of Transmittal or a manually executed photocopy thereof together with the certificates representing the Unitholder’s Trust Units.

Unitholders whose Trust Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Trust Units.

The use of the mail to transmit certificates representing Trust Units and the Letter of Transmittal is at each Unitholder’s risk.  The Trust recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

From and after the Effective Time, certificates formerly representing Trust Units exchanged pursuant to the Plan of Arrangement shall represent only the right to receive Equal Shares to which the Unitholders are entitled pursuant to the Arrangement.

Unitholders will not receive Equal Shares or any dividends or other distributions which may be declared thereon after the Effective Date until they submit the certificates for their Trust Units to the Depositary along with a duly completed Letter of Transmittal.  Each certificate formerly representing Trust Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Unitholder to receive Equal Shares or any dividends or other distributions which may have been declared thereon.

See “The Arrangement - Procedure for Exchange of Trust Units”.

Approvals

 Unitholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting.  See “The Arrangement – Approvals – Unitholder Approvals” and “General Proxy Matters – Procedure and Votes Required”.

 Court Approval

Implementation of the Arrangement requires the approval of the Court.  An application for the Final Order approving the Arrangement is expected to be made on May 13, 2010 at 1:30 p.m. at the Court House, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta.  On the application, the Court will consider the fairness of the Arrangement.  See “The Arrangement – Approvals – Court Approvals”.

Stock Exchange Listing Approvals

The Trust has applied to list the Equal Shares, Debentures and Equal Shares issuable on conversion of the Debentures on the TSX.  The Trust has also applied to list the Equal Shares and the Equal Shares issuable on conversion of the Debentures on the NYSE.  Listing will be subject to Equal Energy fulfilling all of the requirements of the TSX and the NYSE, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.  The TSX has granted conditional approval for the listing of the Equal Shares and Debentures issuable pursuant to the Arrangement and Equal Shares issuable upon conversion of Debentures.    Upon completion of the Arrangement, an application will be made to delist the Trust Units and Debentures from the TSX and the listing of the Trust Units on the NYSE will be terminated. See “The Arrangement – Approvals – Stock Exchange Listing Approvals”.

Right to Dissent

Pursuant to the Interim Order, Dissenting Unitholders have the right to dissent with respect to the Arrangement Resolution by providing a written objection to the Arrangement Resolution to the Trust c/o Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Christopher W. Nixon by 4:00 p.m. (Calgary time) on the second Business Day immediately preceding the date of the Meeting, provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.  Provided the Arrangement becomes effective, each Dissenting Unitholder will be entitled to be paid the fair value of the Trust Units in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order.  See Appendices B and C of this Information Circular for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the Dissent Rights are technical and complex.  Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any Dissent Right.  Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered holder is entitled to dissent.  Accordingly, a beneficial owner of Trust Units desiring to exercise the Dissent Rights must make arrangements for such Trust Units beneficially owned to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Trust or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on such holder’s behalf.  Pursuant to the Interim Order, a Unitholder may not exercise the Dissent Right in respect of only a portion of such holder’s Trust Units.

It is a condition to the Arrangement that, unless otherwise waived, holders of not greater than 5% of the outstanding Trust Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

See “The Arrangement – Right to Dissent”.

Information Concerning the Trust

Enterra Energy Trust is an oil and gas trust established under the laws of the Province of Alberta pursuant to the Trust Indenture.  The Trust’s assets consist of the securities of Commercial Trust and certain other subsidiaries and indirect interests in crude oil and natural gas properties through certain subsidiaries.  The Trust has a geographically diversified portfolio of oil and gas properties with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production during 2009 was comprised of approximately 50% natural gas, 28% crude oil and 22% natural gas liquids.

The head and principal office of the Trust is located at 2700, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

See “Information Concerning Enterra Energy Trust”.

Information Concerning Equal Energy

Equal Energy is a corporation incorporated pursuant to the ABCA on April 8, 2010 for the sole purpose of participating in the Arrangement.  Equal Energy has not carried on any business or conducted operations other than entering into the Arrangement Agreement.  The head and principal office of Equal Energy is located at 2700, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

Equal Energy will be the corporation continuing as a successor to the Trust following the effectiveness of the Arrangement contemplated hereby.  Following the completion of the Arrangement, the business and operations of Equal Energy will be the business and operations currently conducted indirectly by the Trust.  The head and principal office of Equal Energy will be located at 2700, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

See “Information Concerning Equal Energy” in Appendix F hereto.

Canadian Federal Income Tax Considerations

Pursuant to the Arrangement, Resident Unitholders (other than Dissenting Unitholders) will ultimately receive one-third of one Equal Share for each Trust Unit.  A Resident Unitholder will generally not recognize a capital gain (or loss) as a result of the exchange of Trust Units for Equal Shares.  A Resident Unitholder will be deemed to have disposed of each Trust Unit for proceeds of disposition equal to the “cost amount” (as defined in the Tax Act) of its Trust Units immediately before the exchange and to acquire the Equal Shares at a cost equal to the aggregate adjusted cost base of such Trust Units immediately before the exchange.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents of Canada and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary.  All Unitholders should consult their own tax advisors for advice with respect to their own particular circumstances.

See “Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

Although there is no authority directly addressing the U.S. federal income tax treatment of a series of transactions like the Arrangement and, therefore, the U.S. federal income tax consequences of the Arrangement to U.S. Holders is not free from doubt, the Trust believes the Arrangement will likely qualify as a Reorganization.  In accordance with this treatment, each U.S. Holder generally will not recognize gain or loss for U.S. federal income tax purposes with respect to the exchange of his or her Trust Units for Equal Shares.  However, the Trust has not requested or received a ruling or opinion regarding the U.S. Federal income tax treatment of the Arrangement.  If, contrary to the foregoing, the Arrangement is not treated as a Reorganization, a U.S. Holder would recognize gain or loss to the extent that the fair market value of the Equal Shares received differs from his or her adjusted tax basis in the Trust Units exchanged.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading “United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations.  Unitholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Equal Shares after the Arrangement.  Unitholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Equal Shares.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, the Trust will apply for the Final Order approving the Arrangement on May 13, 2010.  If the Final Order is obtained on May 13, 2010 in form and substance satisfactory to the parties to the Arrangement Agreement, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Trust expects the Effective Date will be on or about May 31, 2010.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Selected Unaudited Pro Forma Financial Information

Certain selected pro forma consolidated financial information is set forth in the following table.  Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Equal Energy after giving effect to the Arrangement included in Schedule B of Appendix F to this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements, including that the Unitholders approve the Arrangement Resolution at the Meeting and the Arrangement is completed.  The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

Year ended December 31, 2009	Pro Forma Consolidated Income Statement
Revenues
Oil and natural gas	126,828
Royalties	(26,570)
100,258
Expenses
Production	39,659
Transportation	2,519
General and administrative	16,792
Provision (recovery) for receivables	(2,110)
Interest expense	11,461
Unit-based compensation expense	3,580
Depletion, depreciation and accretion	86,877
Foreign exchange loss	1,441
160,219
Loss before income taxes	(59,961)

Income taxes
Current	-
Future tax reduction	(17,594)
(17,594)

Net loss	(42,367)

Loss per common share
Basic and Diluted	(2.01)

Risk Factors

In addition to the risk factors set forth in the Trust AIF and certain other documents incorporated by reference herein, the following is are risk factors specific to the conversion of the Trust to Equal Energy pursuant to the Arrangement.

Failure to Satisfy Conditions Precedent to the Arrangement

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Trust, including receipt of all necessary regulatory approvals and receipt of the Final Order.  There can be no certainty or assurance that these conditions will be satisfied or, if satisfied, when they will be satisfied.  The failure to satisfy a condition may prevent the Trust from completing the Arrangement and may have a material adverse effect on the business and affairs of the Trust or the trading price of the Trust Units.  See “The Arrangement - Conditions Precedent to the Arrangement”.

Possible Failure to Realize Anticipated Benefits of the Arrangement

Achieving the anticipated benefits of the Arrangement will depend in part on Equal Energy’s ability to realize the anticipated growth opportunities from reorganizing the Trust into a corporate structure. There can be no assurance that Equal Energy’s management will be successful in refocusing the continuing entity into a growth-oriented entity. If Equal Energy’s management is not successful, it may have a material adverse effect on the business and affairs of Equal Energy as well as Equal Energy’s trading price.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

On October 31, 2006, the Minister announced the federal government of Canada’s plan to change the tax treatment of income trusts.  The SIFT Tax Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders.  The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then.  The SIFT Tax Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including the Trust, royalty trusts and numerous other Canadian securities.  On December 15, 2006, the Minister issued the Normal Growth Guidelines, which established objective tests with respect to what would be considered “normal growth” for the purposes of determining how much existing trusts are permitted to grow without jeopardizing their transitional relief.  The Normal Growth Guidelines were amended on December 4, 2008.  The SIFT Tax Rules were enacted into legislation on June 22, 2008.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts into corporations without any undue tax consequences. These proposals were proclaimed in force on March 12, 2009.

The Trust’s management and Board continuously review the Trust’s strategic objectives and options available to it in respect thereof to ensure that the Trust’s capital structure is efficient and that security holder value is being maximized.  Following the initial announcement of the SIFT Tax Rules, management and the Board have continued to assess the potential impact and significance of the SIFT Tax Rules to the Trust, including the impact upon the Trust’s strategic objectives and alternatives.

Since early 2007 the Trust continued to review, consider and implement strategic initiatives for the Trust. Management continued to update the Board regarding its ongoing analysis and assessment of the impact that not only the SIFT Tax Rules but that other various market forces including, without limitation, weakening commodity prices, exchange rates and limited access to capital markets have had on the Trust’s business plan and ability to meet its stated objectives.  The Trust’s management and Board recognized the vulnerability inherent with a weak balance sheet and set a goal of reducing the Trust’s net debt to ensure the Trust, or its successor’s, long-term viability and financial flexibility.  Over the past two years, management and Board have taken significant steps to strategically restructure the operations of the Trust including, without limitation, the following:

•
On September 17, 2007, the Trust suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.  No distributions have been made by the Trust since that date.

•
At December 31, 2007, the Trust’s bank debt was $172.0 million and has been reduced by $102 million as a result of asset sales and repayment from cash flows.  The interest expense has been reduced from $22.6 million for the year ended December 31, 2007, to $11.5 million for the year ended December 31, 2009. The general and administrative expenses have been reduced from $20.4 million for the year ended December 31, 2007 to $15.7 million for the year ended December 31, 2009. The operating expenses have been reduced from $62.5 million for the year ended December 31, 2007 to $39.7 million for the year ended December 31, 2009.

•
During 2008, management of the Trust directed technical staff to initiate the internal development of a prospect inventory intended to provide the basis for an eventual conversion to an exploration and development company.  This effort has continued until the present and has included significant reorganization and the addition of qualified staff to expedite this program and to provide the skills appropriate for the task.

•	Throughout 2008 and 2009, the Trust considered various large scale mergers that might form the basis for a conversion to a corporation, but no such transaction has come to fruition.

•	In January 2010, the Trust finalized new $110 million credit facilities consisting of a $20 million operating facility and a $90.0 million revolving term credit facility.

•
Management is now comprised of a proven team of professional management in all key operational areas of the organization including a team experienced in providing organic growth through full cycle exploration, exploitation and development.

As a result of the strategic initiatives initiated in late 2007 and continued throughout 2008 and 2009, the Trust’s balance sheet has been significantly improved, resulting in the Trust being well positioned to move forward with a corporate growth model.

On November 10, 2009, management and the Board held a regularly scheduled quarterly and strategic planning meeting to further review and discuss in depth the Trust’s operations, opportunities for growth and strategic direction.   As part of this meeting management presented a detailed operations review, analysis of short and long term market conditions and possible acquisitions and other growth opportunities.  In conjunction with its analysis of the Trust’s long term strategic planning, management put forward its recommendation that the Trust be reorganized into a corporate structure.  Management’s recommendation was based on extensive internal prospect inventory that had been developed over the previous two years, the reorganized and refined technical staffing of the Trust, the anticipated default of the Trust’s primary farm out partner in Oklahoma and the desire to formalize a new strategic direction for the entity.  The proposed conversion of the Trust into a growth-oriented exploration and production company was discussed at length, following which management was directed to continue it analysis of the proposed reorganization, address certain specific issues raised at the meeting and report back to the Board.

Following the November 10, 2009 planning session, management, in consultation with the Trust’s legal counsel, continued to analyze the proposed reorganization and matters related thereto.

On December 10, 2010, management and the Board reconvened to review various matters including the proposed 2010 budget and to discuss the principal terms and conditions of the proposed reorganization of the Trust into a corporate structure.  Management addressed the various issues that were raised at the November 10, 2010 meeting and recommended that the Trust proceed with the proposed reorganization as soon as possible.  After duly considering the financial aspects and other considerations relating to the proposed reorganization, including the principal term and conditions of the proposed Arrangement, the Board’s duties and responsibilities to Unitholders and the advice of legal counsel, the Board unanimously approved proceeding with the proposed reorganization providing for a conversion of the Trust into a growth-oriented exploration and production company.

The Trust announced its intention to convert to a corporation on January 18, 2010, after management confirmed certain logistical issues related to the conversion.

Between January 18, 2010 and April 12, 2010 the terms of the Arrangement Agreement and Plan Arrangement were settled and on April 12, 2010 the Arrangement Agreement was entered into.

On April 12, 2010, the Board unanimously resolved to approve the contents of this Information Circular and the sending of it to the Unitholders.  In connection with these approvals, the Board concluded that the Arrangement was in the best interest of the Trust and its Unitholders and unanimously resolved to recommend that Unitholders vote their Trust Units in favour of the Arrangement.

Benefits of the Arrangement

Management of EEC and the Board of Directors have determined that enhanced Unitholder and asset value could be realized and delivered more effectively through the reorganized structure rather than through the existing trust structure.  Management and the Board of Directors believe that the proposed corporate structure will simplify the business structure of the Trust, resulting in reductions in general and administrative expenses.

Management of EEC and the Board of Directors, in recommending the Arrangement to Unitholders, believe the Arrangement provides a number of strategic benefits to the Trust and its Unitholders including, without limitation, the following:

•	the Arrangement will provide for a simplified and more efficient corporate structure;

•	the Arrangement will provide greater flexibility for growth and retention of capital;

•	the Arrangement will enhance Equal Energy’s access to capital;

•	the decline of trading valuations for income trusts following the federal government’s announcement has made accretive acquisitions more difficult;

•	it is expected that Unitholders will be able to exchange Trust Units for Equal Shares on a tax deferred basis for Canadian federal income tax purposes;

•	the Arrangement will eliminate the uncertainty and risks facing the Trust as a result of the changes to the tax legislation relating to income trusts; and

•	the Arrangement will allow for rebranding under the name “Equal Energy” and allow the go-forward entity to have broader recognition in the capital markets.

Recommendation of the Board of Directors

The Board of Directors, based upon its own investigations, has unanimously determined that the Arrangement is in the best interests of the Trust and the Unitholders and unanimously recommends that the Unitholders vote in favour of the Arrangement Resolution.

In reaching its conclusions and formulating its recommendation, the Board considered, among others, the following factors:

(a)	the purpose and benefits of the Arrangement described herein. See “Background to and Reasons for the Arrangement” and “Background to and Reasons for the Arrangement – Benefits of the Arrangement”;

(b)
the significant decline in trading prices for securities of income trusts, including the Trust, after the announcement of the SIFT Tax Rules and the erosion of the premium that securities of income trusts were previously trading at, which allowed them to raise capital and make acquisitions on a more accretive basis; and

(c)	the mechanics, structure and timing of implementation of the Arrangement.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive.  In reaching the determination to approve and recommend the Arrangement Resolution, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given different weight to each factor.  There are risks associated with the Arrangement, including that some of the potential benefits set forth in this Information Circular may not be realized or that there may be significant costs associated with realizing such benefits.

The officers and directors of EEC, in its capacity as administrator of the Trust, and their respective associates as a group beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 518,480 Trust Units, representing approximately 1% of the outstanding Trust Units.  Each of the members of the Board and each of the officers of EEC have indicated they intend to vote all of their Trust Units in favour of the Arrangement Resolution.

THE ARRANGEMENT

General

If approved, the Arrangement will result in the reorganization of the Trust into a growth-oriented corporation that will be named “Equal Energy Ltd.”.  See “Information Concerning Equal Energy – Description of the Business” in Appendix F hereto.

Equal Energy will retain the current management team and personnel from EEC and will continue to be led by Don Klapko as President and Chief Executive Officer, John Reader as Senior Vice President, Corporate Development and Chief Operating Officer, Blaine Boerchers as Senior Vice President, Finance and Chief Financial Officer and Shane Peet as Senior Vice President, Engineering.  The current members of the Board will form the board of directors of Equal Energy.  See “Information Concerning Equal Energy – Directors and Officers” in Appendix F hereto.

Effect of the Arrangement on Unitholders

Pursuant to the Arrangement, Unitholders will receive one-third of one Equal Share for each Trust Unit held.  If, as a result of the consolidation of outstanding securities on the exchange of Trust Units for Equal Shares, a Unitholder would otherwise be entitled to a fraction of an Equal Share in respect of the total aggregate number of pre-consolidation Trust Units held by such Unitholder, no such fractional Equal Share shall be granted and the aggregate number of Equal Shares that such Unitholder is entitled to will be rounded down to the next closest whole number of Equal Shares.  No payment will be made for any fractional interest.  Except for any change resulting from the rounding described herein, the change in the number of Equal Shares outstanding upon completion of the Arrangement will cause no change in the stated capital attributable to the Equal Shares.  The consolidation will not materially affect the percentage ownership in Equal Energy by the Unitholders even though such ownership will be represented by a smaller number of Equal Shares. The consolidation will merely proportionately reduce the number of Equal Shares held by the Unitholders.  The number of Equal Shares that will be issuable upon the exercise of any outstanding convertible securities of Equal Energy and the exercise price therefore will also be adjusted proportionately to reflect the consolidation.

See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Procedure for Exchange of Securities”, “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations”.

Treatment of Debentures

As of the date hereof, 2010, the Trust has (i) $80,210,000 principal amount of 8.0% Debentures outstanding, and (ii) $39,648,000 principal amount of 8.25% Debentures outstanding. The 8.0% Debentures and 8.25% Debentures are convertible into Trust Units at the option of the Debentureholders at any time prior to the close of business on the earlier of maturity of the Debentures and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $9.25 and $6.80 per Trust Unit, respectively.  The transactions contemplated by the Arrangement will not result in a “Change of Control” as defined in the Debenture Indenture.  In connection with the Arrangement, and pursuant to the successor provisions contained in the Debenture Indenture, Equal Energy will assume all of the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures outstanding at the Effective Date.  Provided the Arrangement is completed, Debentureholders will thereafter be entitled to receive one-third of one Equal Share for each pre-consolidation Trust Unit they would have otherwise been entitled to receive in accordance with the Debenture Indenture.  All other terms and conditions of the Debenture Indenture will continue to apply.  Debentureholders may convert their Debentures into Trust Units pursuant to the terms of the Debenture Indenture prior to the Effective Date and participate in the Arrangement in the same manner as Unitholders.  The Debentures are currently listed and posted for trading on the TSX.  The TSX has granted conditional approval for the listing of the Debentures, but the listing of the Debentures will be subject to Equal Energy fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

Treatment of Trust Options, RU’s and PU’s

As of April 9, 2010, the Trust has an aggregate of: (i) 2,696,000 Trust Options outstanding under the Trust Unit Option Plan; (ii) 1,992,759 RU’s outstanding under the RUPU Plan; and (iii) no PU’s outstanding under the RUPU Plan, granted to directors, officers and employees of EEC and its affiliates.

Upon completion of the Arrangement, Equal Energy intends to assume the obligations of the Trust in respect of any outstanding Trust Options, RU’s and PU’s.  Upon exercise of outstanding Trust Options, holders will receive one-third of one Equal Share for each pre-consolidation Trust Unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan.  Upon vesting of outstanding RU’s and PU’s, holders will receive one-third of one Equal Share for each pre-consolidation Trust Unit they would have otherwise been entitled to receive in accordance with the RUPU Plan.  Holders of vested Trust Options may elect to exercise their Trust Options prior to the Effective Time and participate as Unitholders in the Arrangement.

At the Meeting, Unitholders will be asked to approve the Equal Stock Option Plan and the Equal LTIP Plan pursuant to which Equal Energy intends to grant stock options, restricted shares and/or performance shares to directors, officers, employees and consultants of Equal Energy or its affiliates following the Arrangement.

Details of the Arrangement

 Arrangement Steps

On the Effective Date, each of the events set out below shall occur and be deemed to occur in the following order without any further act or formality, except as otherwise provided in the Plan of Arrangement:

Amendment to the Trust Indenture and the Commercial Trust Indenture

(a)	the Trust Indenture and the Commercial Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Dissenting Unitholders

(b)
the Trust Units held by Dissenting Unitholders, respectively, who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to the Trust (free of any claims) and cancelled and cease to be outstanding, and as of the Effective Time such Dissenting Unitholders shall cease to have any rights as unitholders of the Trust other than the right to be paid the fair value of their Trust Units by the Trust;

Exchange of Trust Units for Equal Shares

(c)
each Trust Unit (other than those previously held by Dissenting Unitholders) shall be sold, assigned and transferred by the Unitholders to Equal Energy (free of any claims) in exchange for Equal Shares on the basis of one-third of one Equal Share for each Trust Unit so sold, assigned and transferred;

Contribution of Trust Units to Subco

(d)
each Trust Unit (other than those previously held by Dissenting Unitholders) shall be sold, assigned and transferred by Equal Energy to Subco (free of any claims) in exchange for one common share of Subco;

Dissolution of Commercial Trust

(e)	the dissolution of Commercial Trust shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of Commercial Trust shall be assigned, transferred and conveyed to the Trust;

(ii)	an undivided interest in all of the liabilities of Commercial Trust shall be assumed by the Trust; and

(iii)	Commercial Trust shall be dissolved;

Dissolution of the Trust

(f)	the dissolution of the Trust shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of the Trust shall be assigned, transferred and conveyed to Subco;

(ii)	an undivided interest in all of the liabilities of the Trust, including without limitation, the Debentures, shall be assumed by Subco; and

(iii)	the Trust shall be dissolved;

EEC acquires Subco

(g)	the outstanding common share of Subco shall be sold, assigned and transferred by Equal Energy to EEC (free of any claims) in exchange for one common share of EEC;

Dissolution of Subco

(h)	the dissolution of Subco shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of Subco shall be assigned, transferred and conveyed to EEC;

(ii)	an undivided interest in all of the liabilities of Subco, including without limitation, the Debentures, shall be assumed by EEC; and

(iii)	Subco shall be dissolved;

Dissolution of EEL

(i)	the dissolution of EEL shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of EEL shall be assigned, transferred and conveyed to EEC;

(ii)	an undivided interest in all of the liabilities of EEL shall be assumed by EEC; and

(iii)	EEL shall be dissolved;

Change of Names of Certain Trust Subsidiaries

(j)	EEC, EEPC and EPP shall change their names as follows:

(i)	EEC shall be renamed “Equal Energy Holdings Ltd.”;

(ii)	EEPC shall be renamed “Equal Energy Partner Corp.”; and

(iii)	EPP shall be renamed “Equal Energy Production Partnership”

Assumption of Debentures by Equal Energy

(k)
Equal Energy shall assume all the covenants and obligations of EEC under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of Equal Energy entitling the holders thereof, as against Equal Energy, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, Equal Energy shall enter into the Supplemental Debenture Indenture with the Olympia Trust Company, in its capacity as trustee of the Debentures, in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

(l)	EEC shall issue the Debenture Note to Equal Energy in exchange for the assumption, by Equal Energy, of the covenants and obligations of EEC pursuant to Section 3.1(k);

Conversion of Trust Options and Termination of the Trust Unit Option Plan

(m)
all outstanding Trust Options shall become stock options to acquire an equivalent number of Equal Shares, subject to any adjustments resulting from the consolidation of the Trust Units upon completion of the Plan of Arrangement, in accordance with the terms of the Trust Unit Option Plan and the Trust Unit Option Plan shall be terminated and all agreements representing Trust Options shall be amended to the extent necessary to facilitate the conversion of Trust Options to stock options of Equal Energy;

Conversion of RU’s and PU’s and Termination of the RUPU Plan

(n)
all outstanding RU’s and PU’s shall become restricted shares or performance shares, as applicable, entitling the holder to acquire Equal Shares, subject to any adjustments resulting from the consolidation of the Trust Units upon completion of the Plan of Arrangement, in accordance with the terms of the RUPU Plan and the RUPU Plan shall be terminated and all agreements representing RU’s and PU’s shall be amended to the extent necessary to facilitate the conversion of the RU’s and PU’s, as applicable, to restricted shares or performance shares of Equal Energy; and

Elimination of Consolidated Accounting Deficit

(o)	for accounting purposes, the consolidated share capital of Equal Energy shall be reduced, without payment or reduction to its stated capital, by the consolidated accounting deficit.

provided that if any of the foregoing steps fails to occur or complete then all of such steps will be deemed not to have occurred.

 Post Arrangement Structure

(a)	Following the completion of the Arrangement:

(i)	the name of Equal Energy shall be “Equal Energy Ltd.”;

(ii)	the head office of Equal Energy shall be located at 2700, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6;

(iii)	the registered office of Equal Energy shall be located at 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5;

(iv)	Equal Energy shall be authorized to issue an unlimited number of common shares all having the rights, privileges and conditions as set forth in the articles of Equal Energy;

(v)	there shall be no restrictions on the activities that Equal Energy is authorized to carry on or on the powers it may exercise, nor any restrictions on the transfer of the Equal Shares;

(vi)
the board of directors of Equal Energy shall consist of not less than three (3) and not more than fifteen (15) directors, the exact number of which shall be determined by the directors from time to time;

(vii)
the directors of Equal Energy shall have the right to appoint one or more additional directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors so appointed shall not exceed one-third (1/3) of the number of directors elected at the previous annual meeting of shareholders;

(viii)
the first directors of Equal Energy who shall hold office until the next annual meeting of shareholders of Equal Energy or until their successors are elected or appointed, shall be the persons whose names and jurisdictions of residence appear below:

Name	Jurisdiction of Residence
John Brussa	Alberta, Canada
Peter Carpenter	Ontario, Canada
Michael Doyle	Alberta, Canada
Victor Dusik	British Columbia, Canada
Roger Giovanetto	Alberta, Canada
Don Klapko	Alberta, Canada

(ix)	the initial officers of Equal Energy shall be as follows:

Name	Title
Don Klapko	President and Chief Executive Officer
Blaine Boerchers	Senior Vice President, Finance and Chief Financial Officer
John Reader	Senior Vice President, Corporate Development and Chief Operating Officer
Shane Peet	Senior Vice President, Engineering
John Chimahusky	Senior Vice President and Chief Operating Officer, US Operations

(x)	the by-laws of Equal Energy shall be the by-laws of Equal Energy in effect prior to the Effective Date; and

(xi)
the initial auditors of Equal Energy will be KPMG LLP, who shall continue in office until the close of business of the first annual meeting of the holders of Equal Shares, and the directors of Equal Energy are authorized to fix the remuneration of such auditors.

The following diagram illustrates the simplified organizational structure of Equal Energy immediately following the completion of the Arrangement.

[Missing Graphic Reference]

Immediately following the completion of the Arrangement, an aggregate of approximately 21.7 million Equal Shares will be issued and outstanding, assuming that: (i) no Dissent Rights are exercised; and (ii) no Trust Units are issued pursuant to outstanding Trust Options, RUPUs or Debentures prior to the Effective Time.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement.  The Arrangement Agreement contains covenants, representations and warranties of and from each of the Trust, Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco and various conditions precedent, both mutual and with respect to each corporation, trust and partnership.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to the Trust Indenture and Section 193 of the ABCA.  The following procedural steps must be taken for the Arrangement to become effective:

(b)	the Arrangement Resolution must be approved by the Unitholders voting at the Meeting;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order;

(d)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(e)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Approvals

Unitholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting.  See “General Proxy Matters – Procedure and Votes Required”.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Unitholders authorizes the Board of Directors, without further notice to or approval of such Unitholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.  The full text of the Arrangement Resolution is attached as Appendix A to this Information Circular.

 Court Approvals

Interim Order

On April 13, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters.  The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Unitholders at the Meeting in the manner required by the Interim Order, the Trust will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled to be heard on the 13th day of May, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard before a Justice of the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta.  At the hearing, any Unitholder or any other interested party desiring to support or oppose the application for the Final Order may appear at the time of the hearing in person or by counsel for that purpose.  Any Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon the Trust on or before 4:00 p.m. (Calgary time) on May 3, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.  Service on the Trust is to be effected by delivery to the solicitors for the Trust at the following address:  Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Christopher W. Nixon.  If any Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.  See “Notice of Petition”.

The securities to be issued to Unitholders pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof.  The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act and accordingly the securities issued to Unitholders pursuant to the Arrangement will not require registration under the 1933 Act.

The Trust has been advised by its counsel, Stikeman Elliott LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, the Trust may determine not to proceed with the Arrangement.

 Stock Exchange Listing Approvals

It is a condition to completion of the Arrangement that: (i) the TSX shall have conditionally approved the listing of the Equal Shares and Debentures; and (ii) an application shall have been submitted to the NYSE regarding the listing of the Equal Shares, issuable pursuant to the Arrangement.  The Trust has applied to list the Equal Shares, Debentures and Equal Shares issuable on conversion of the Debentures on the TSX.  The Trust has also applied to list the Equal Shares and the Equal Shares issuable on conversion of the Debentures on the NYSE.  Listing will be subject to Equal Energy fulfilling all of the requirements of the TSX and the NYSE, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.  The TSX has granted conditional approval for the listing of the Equal Shares and Debentures issuable pursuant to the Arrangement and Equal Shares issuable upon conversion of Debentures.  The Trust has also applied to the NYSE for the listing of the Equal Shares and the Equal Shares issuable upon conversion of Debentures.  Upon completion of the Arrangement, an application will be made to delist the Trust Units and Debentures from the TSX and the listing of the Trust Units on the NYSE will be terminated.

Conditions Precedent to the Arrangement

The respective obligations of the Trust, Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco to consummate the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date or such other time specified, of a number of conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions.  These conditions include:

(a)
the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)
the Arrangement Resolution shall have been approved by the requisite number of votes cast by the holders of Trust Units in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c)
in the event that Dissent Rights are given to Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Trust Units shall have validly exercised Dissent Rights;

(d)
the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties acting reasonably, on appeal or otherwise;

(e)
all necessary documents filed with the Registrar in accordance with the Plan of Arrangement shall be in form and substance satisfactory to each of the Parties acting reasonably and shall have been accepted for filing by the Registrar together with the Articles of Arrangement in accordance with Section 193 of the ABCA;

(f)	the Arrangement shall have become effective on or prior to December 31, 2010;

(g)	there shall have been no action taken under any Applicable Law and there shall not be in force any order or decree of any governmental authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii)	results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(h)
there shall have been no material change with respect to the income tax laws or policies of Canada or any province thereof which would have a material adverse effect on the reorganization of the Trust as contemplated by the Plan of Arrangement;

(i)	all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained; and

(j)
the TSX shall have conditionally approved the listing or the substitutional listing of the Equal Shares and the Debentures to be issued pursuant to the Arrangement, the Equal Option Plan, the Equal LTIP Plan and other equity compensation plans of Equal Energy (if any), subject only to the filing of required documents which cannot be filed prior to the Effective Date; and

(k)	an application shall have been submitted to the NYSE regarding the listing or the substitutional listing of the Equal Shares to be issued pursuant to the Arrangement.

Upon the conditions being fulfilled or waived, the Trust intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, the Trust will apply for the Final Order approving the Arrangement on May 13, 2010.  If the Final Order is obtained on May 13, 2010 in form and substance satisfactory to the parties to the Arrangement Agreement, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Trust expects the Effective Date will be on or about May 31, 2010.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

The Trust’s objective is to have the Effective Date occur on or about June 30, 2010.  The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on May 13, 2010.

Procedure for Exchange of Trust Units

The Trust has retained the services of the Depositary for the receipt of the certificates and the related Letters of Transmittal under the Arrangement.  The Depositary will receive reasonable and customary compensation from the Trust for its services in connection with the Arrangement and will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

In order to receive their Equal Shares following completion of the Arrangement, Holders must deposit with the Depositary (at one of the addresses specified in the Letter of Transmittal) a properly completed and duly executed Letter of Transmittal or a manually executed photocopy thereof together with the certificates representing the Holder’s Trust Units.

Unitholders whose Trust Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Trust Units.

The use of the mail to transmit certificates representing Trust Units and the Letter of Transmittal is at each Holder’s risk.  The Trust recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

Notwithstanding the provisions of the Arrangement, the Information Circular and the Letter of Transmittal, certificates to be returned will not be mailed if the Trust determines that the delivery thereof by mail may be delayed.  Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Trust Units were originally deposited upon application to the Depositary until such time as the Trust has determined that delivery by mail will no longer be delayed.

Certificates not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Trust Units were deposited.

Subject to the terms of the Arrangement, Dissenting Unitholders who ultimately are not entitled to be paid the fair value of their Trust Units will be entitled to receive the Equal Shares to which they are entitled under the Arrangement.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Trust Units being deposited or if the certificates representing the Equal Shares issuable in exchange for the Trust Units are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders maintained by the Trust’s registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution.  If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Trust Units deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing Trust Units must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s).  The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Trust Units deposited pursuant to the Arrangement will be determined by the Trust in its sole discretion.  Depositing Unitholders agree that such determination shall be final and binding.  The Trust reserves the absolute right to reject any and all deposits which the Trust determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction.  The Trust reserves the absolute right to waive any defect or irregularity in the deposit of any Trust Units.  There shall be no duty or obligation on the Trust, EEC, Equal Energy, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Trust Units and no liability shall be incurred by any of them for failure to give such notice.

The Trust reserves the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than as set forth above.

From and after the Effective Time, certificates formerly representing Trust Units exchanged pursuant to the Plan of Arrangement shall represent only the right to receive Equal Shares to which the holders are entitled pursuant to the Arrangement.

Unitholders will not receive Equal Shares or any dividends or other distributions which may be declared thereon after the Effective Date until they submit the certificates for their Trust Units to the Depositary along with a duly completed Letter of Transmittal.  Each certificate formerly representing Trust that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Equal Shares or any dividends or other distributions which may have been declared thereon.

Should the Arrangement not be completed, any deposited Trust Units will be returned to the depositing Unitholder at the Trust’s expense upon written notice to the Depositary from the Trust by returning the deposited Trust Units (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Unitholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by the Trust’s transfer agent.

Right to Dissent

The following description of the Dissent Rights to which Dissenting Unitholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Dissenting Unitholder’s Trust Units and is qualified in its entirety by reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix G.  A Unitholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order.  Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Unitholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Trust Units held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the Meeting.  Only registered Unitholders may dissent.  Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Trust Units.  Accordingly, a beneficial owner of Trust Units desiring to exercise Dissent Rights must make arrangements for the Trust Units beneficially owned by that Unitholder to be registered in the name of the Unitholder prior to the time the written objection to the Arrangement Resolution is required to be received by the Trust or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on behalf of the Unitholder.  In such case, the written objection, described below, should set forth the number of Trust Units covered by such written objection.

A Dissenting Unitholder must send to the Trust a written objection to the Arrangement Resolution, which written objection must be received by the Trust, c/o Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5, Attention:  Christopher W. Nixon, by 4:00 p.m. (Calgary time) on the second Business Day immediately preceding the Meeting.

No Unitholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement.  A holder of Trust Units may not exercise the right to dissent in respect of only a portion of such holder’s Trust Units, but may dissent only with respect to all of the Trust Units held by the holder.

An application may be made to the Court by the Trust or by a Dissenting Unitholder to fix the fair value of the Dissenting Unitholder’s Trust Units.  If such an application to the Court is made by either the Trust or a Dissenting Unitholder, the Trust must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay such person an amount considered by the Board of Directors to be the fair value of the Trust Units held by such Dissenting Unitholders.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least 10 days before the date on which the application is returnable, if the Trust is the applicant, or within 10 days after the Trust is served with notice of the application, if a Dissenting Unitholder is the applicant.  The offer will be made on the same terms to each Dissenting Unitholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Unitholder may make an agreement with the Trust for the purchase of such holder’s Trust Units in the amount of the Trust’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Trust Units.

A Dissenting Unitholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal.  On the application, the Court will make an order fixing the fair value of the Trust Units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against the Trust and in favour of each of those Dissenting Unitholders, and fixing the time within which the Trust must pay that amount payable to the Dissenting Unitholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Unitholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between the Trust and the Dissenting Unitholder as to the payment to be made by the Trust to the Dissenting Unitholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Unitholder will cease to have any rights as a Unitholder other than the right to be paid the fair value of such unitholder’s Trust Units in the amount agreed to between the Trust and such unitholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the unitholder may withdraw his dissent, or if the Arrangement has not yet become effective the Trust may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that unitholder will be discontinued.

The Trust shall not make a payment to a Dissenting Unitholder under Section 191 of the ABCA if there are reasonable grounds for believing that the Trust is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of the Trust would thereby be less than the aggregate of its liabilities.  In such event, the Trust shall notify each Dissenting Unitholder that it is lawfully unable to pay Dissenting Unitholders for their Trust Units in which case the Dissenting Unitholder may, by written notice to the Trust within 30 days after receipt of such notice, withdraw his written objection, in which case such Unitholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Unitholder.  If the Dissenting Unitholder does not withdraw his written objection he retains his status as a claimant against the Trust to be paid as soon as the Trust is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to the Trust’s securityholders.

All Trust Units held by Unitholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Trust in exchange for such fair value as of the Effective Date.  If such Unitholders ultimately are not entitled to be paid the fair value for the Trust Units, such Trust Units will be deemed to have been exchanged for Equal Shares and such securityholders will be issued Equal Shares on the same basis as all other Unitholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of their Trust Units.  Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.  Accordingly, each Dissenting Unitholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section and the Interim Order, the full texts of which are set out in Appendices G and B, respectively, to this Information Circular, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Securities shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Arrangement

The directors and officers of EEC, and their respective associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 518,480 Trust Units, representing approximately 1% of the outstanding Trust Units.  The directors, officers and employees of EEC and their respective associates also hold an aggregate of 1,475,000 Trust Options, 932,124 RU’s and no PU’s.

The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to, any officers, directors or employees of EEC who continue to be employed by, or serve as directors of, Equal Energy.

Immediately after giving effect to the Arrangement, it is anticipated that the current directors and officers of EEC, and their respective associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 173,000 Equal Shares representing approximately 1% of the outstanding Equal Shares (assuming no Dissent Rights are exercised prior to the Effective Date).

None of the principal holders of Trust Units or any director or officer of EEC, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, the Trust or any of its affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated by reference herein.

Expenses of the Arrangement

The estimated costs to be incurred by the Trust with respect to the Arrangement and related matters including, without limitation, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $1.1 million.

Securities Law Matters

 Canada

All securities to be issued under the Arrangement, including, without limitation, the Equal Shares to the Unitholders, will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Canadian Securities Laws and, following completion of the Arrangement, the Equal Shares will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces of Canada.

In accordance with MI 61-101, the Arrangement is considered a “downstream transaction”.  In accordance with MI 61-101, if the transaction is a “business combination” or a “related party transaction” then a formal valuation will be required as well as minority Unitholder approval of the transaction, unless an exemption is available to the Trust.  Since the definition of “business combination” in MI 61-101 specifically excludes a “downstream transaction” and the provisions applying to “related party transactions” do not apply to “downstream transactions”, the Trust is not required to obtain a formal valuation or minority approval of the Unitholders of the transaction pursuant to MI 61-101.

 Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA, which provides that, where it is not practicable for a corporation to effect a fundamental change in the nature of an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by the Trust, Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco for approval of the Arrangement.  See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above.  Although there have been a number of judicial decisions considering this section of the ABCA and applications to various arrangements, there have not been, to the knowledge of the Trust, any recent significant decisions which would apply in this instance.

Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

 United States

The Equal Shares to be issued under the Arrangement to Unitholders have not been and will not be registered under the 1933 Act.  Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act.  Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely notice thereof.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court granted the Interim Order on April 13, 2010 and, subject to the approval of the Arrangement by Unitholders, a hearing on the Arrangement will be held on May 13, 2010 by the Court.  See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above.

The Equal Shares to be held by Unitholders following completion of the Arrangement will be freely tradable in the U.S. under U.S. federal securities laws, except by Persons who will be “affiliates” of Equal Energy after the Arrangement or who have been affiliates of Equal Energy within 90 days before the Effective Date.  Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.  Any resale of such Equal Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement.  All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

 Experts

Certain legal matters relating to the Arrangement are to be passed upon by Stikeman Elliott LLP on behalf of the Trust.  As at April 13, 2010, the partners and associates of Stikeman Elliott LLP beneficially owned, directly or indirectly, less than 1% of (i) the outstanding Trust Units, and (ii) the outstanding Debentures.  Certain legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP, Canadian tax counsel for the Trust.  As at April 13, 2010, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of (i) the outstanding Trust Units, and (ii) the outstanding Debentures.

KPMG LLP, Chartered Accountants, are the auditors of the Trust.  KPMG LLP has confirmed that it is independent of the Trust and Equal Energy, in accordance with the relevant rules and related interpretation prescribed by the Institute of Chartered Accountants of Alberta.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, Canadian tax counsel for the Trust, the following is a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to a Unitholder in respect of the proposed Arrangement who holds Trust Units as capital property, deals at arm’s length with and is not affiliated with the Trust and Equal Energy, does not use or hold its Trust Units in the course of carrying on a business in which the Unitholder buys or sells securities, and did not acquire the Trust Units in one or more transactions considered to be an adventure or concern in the nature of trade.  A Unitholder who is a Canadian resident and might not otherwise be considered to hold its Trust Units as capital property may, in certain circumstances, be entitled to have them, and any other “Canadian Security” (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  A Unitholder contemplating making such an election should first consult its own tax advisor.  This summary is not applicable to a Unitholder that is a “financial institution”, a “specified financial institution” or an interest in which would be a “tax shelter investment”, all as defined in the Tax Act.

This summary is based upon the provisions of the Tax Act, the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) in force as of the date hereof and specific proposals (the “Tax Proposals”) to amend the Tax Act publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof.  This summary is not exhaustive of all possible Canadian federal income tax consequences and except for the Tax Proposals does not take into account, or anticipate any changes in law, whether by legislative, regulatory, or judicial action or decision and does not take into account any provincial, territorial, or foreign tax consequences which may differ significantly from those discussed herein.

This summary is of a general nature only and should not be construed, nor is it intended to be, legal or tax advice, or representations to any particular Unitholder.  Accordingly, a Unitholder should consult with its own tax advisor for advice with respect to the tax consequences to it in its particular circumstances.

 Canadian Residents

This portion of the summary is generally applicable to a Unitholder that is, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, resident or deemed to be resident in Canada (a “Resident Unitholder”).

 Unitholders

Pursuant to the Arrangement, Resident Unitholders (other than Dissenting Unitholders) will receive one-third of one Equal Share for each Trust Unit.  A Resident Unitholder who disposes of Trust Units and receives Equal Shares will be deemed to have disposed of each such Trust Unit for proceeds of disposition equal to the “cost amount” (as defined in the Tax Act) of such Trust Unit to the Resident Unitholder immediately before the exchange and therefore such exchange will generally not result in a capital gain or loss to the Resident Unitholder.  The aggregate of the initial cost of the Equal Shares received by a Resident Unitholder in exchange for Trust Units will be equal to the aggregate adjusted cost base to such Resident Unitholder of his Trust Units immediately before the exchange.

 Dissenting Unitholders

Pursuant to the Arrangement, a Resident Unitholder that is a Dissenting Unitholder will be deemed to have transferred such Dissenting Unitholder’s Trust Units to the Trust for proceeds of disposition equal to the amount payable (except to the extent such amount represents interest) and will cease to have any rights as a Unitholder other than the right to be paid the fair value of their Trust Units.  Such Dissenting Unitholder will recognize a capital gain (or loss) equal to the amount by which such proceeds of disposition net of any reasonable costs of disposition exceed (or are less than) the holder’s adjusted cost base of the Trust Units.  Interest awarded to such a Dissenting Unitholder will generally be included in computing the income of such holder in the year in which it is received.  Interest awarded to such a Dissenting Unitholder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may also be subject to a refundable tax of 6⅔%.

To the extent that a Dissenting Unitholder recognizes a capital gain pursuant to the Arrangement as discussed above, generally one half of any capital gain recognized by such Dissenting Unitholder will be included in the holder’s income as a taxable capital gain.  Subject to certain specific rules in the Tax Act, one half of any capital loss recognized by such holder on a disposition or deemed disposition of Trust Units must be deducted from any taxable capital gains recognized by the holder in the year of disposition as an allowable capital loss, and any undeducted balance may be deducted in any of the three preceding taxation years or carried forward to any subsequent year and applied against net taxable capital gains realized in such years to the extent and under circumstances described in the Tax Act.

A Resident Unitholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax of 6⅔% on certain investment income, including taxable capital gains.  Eighty percent (80%) of any capital gain (as opposed to one half) will be included in computing the adjusted taxable income of individual Resident Unitholders for purposes of determining liability, if any, for minimum tax.

 Taxable Capital Gains and Losses on Equal Shares

An Equal Shareholder who disposes of or is deemed to have disposed of an Equal Share (except to Equal Energy or as a result of a tax-deferred transaction) will generally be subject to Canadian taxation in respect of a capital gain or capital loss recognized on the disposition of Equal Shares on the same basis as described above in respect of capital gains or capital losses realized on Trust Units under the heading “Holders of Securities Resident in Canada – Dissenting Unitholders”.  However, in the case of an Equal Shareholder that is a corporation, the amount of any capital loss from the disposition of an Equal Share may be reduced by the amount of any dividends received or deemed to be received on the Equal Share to the extent and under the circumstances described in the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Equal Shares, directly or indirectly, through a partnership or trust.

 Eligibility for Investment

Provided the Equal Shares are listed on a designated stock exchange (which includes the TSX and NYSE) or Equal Energy continues to qualify as a public corporation, and subject to the provisions of any particular registered plan or account, the Equal Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans, deferred profit sharing plans and tax-free savings accounts.  However, the holder of a tax-free savings account that governs a trust which holds Equal Shares will be subject to a penalty tax if the holder does not deal at arm’s length with the Equal Energy for the purposes of the Tax Act or if the holder has a significant interest (within the meaning of the Tax Act) in Equal Energy or a corporation, partnership or trust with which Equal Energy does not deal at arm’s length for the purposes of the Tax Act.

 Non-Residents of Canada

This portion of the summary applies to a Non-Resident Unitholder who does not use or hold, and is not deemed to use or hold their Trust Units or the Equal Shares received upon the Arrangement in carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere.

Unitholders who are resident, or are otherwise subject to tax, in jurisdictions other than Canada should consult their tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

 Unitholders

A Non-Resident who disposes of a Trust Unit in exchange for a Equal Share pursuant to the Arrangement will not recognize a capital gain (or loss) under the Tax Act unless such Trust Unit constitutes “taxable Canadian property” (as defined in the Tax Act), and the Non-Resident  is not otherwise entitled to an exemption under a tax convention.  Trust Units will generally not be considered to be taxable Canadian property to a Non-Resident  unless: (i) the Non-Resident  holds or uses, or is deemed to hold or use Trust Units in the course of carrying on business in Canada; (ii) Trust Units are “designated insurance property” of the Non-Resident for purposes of the Tax Act; (iii) at any time during the 60-month period immediately preceding the disposition of Trust Units, the Non-Resident,  or persons with whom the Non-Resident  did not deal at arm’s length or any combination thereof, held 25% or more of the issued Trust Units, and more than 50% of the fair market value of the Trust Units was derived directly or indirectly from one or a combination of real or immovable property situated in Canada, Canadian resource properties, or timber resource properties or an interest therein; or (iv) the Trust is not a mutual fund trust for purposes of the Tax Act on the date of disposition. Where the Trust Units held by a Non-Resident were taxable Canadian property to the Non-Resident, the Equal Shares received pursuant to the Arrangement will be deemed to be taxable Canadian property to the Non-Resident.

 Dissenting Unitholders

A disposition of a Trust Unit pursuant to a Dissent Right will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident provided that Trust Units are not taxable Canadian property of the holder for purposes of the Tax Act.  See “Non-Residents of Canada – Unitholders” above.

 Taxable Capital Gains and Losses on Equal Shares

A Non-Resident who disposes of its Equal Shares will not recognize a capital gain (or loss) under the Tax Act unless such Equal Shares constitute “taxable Canadian property” (as defined in the Tax Act), and the Non-Resident  is not otherwise entitled to an exemption under a tax convention.  Equal Shares will generally not be considered to be taxable Canadian property to a Non-Resident  unless: (i) the Non-Resident  holds or uses, or is deemed to hold or use Equal Shares in the course of carrying on business in Canada; (ii) Equal Shares are “designated insurance property” of the Non-Resident for purposes of the Tax Act; (iii) at any time during the 60-month period immediately preceding the disposition of Equal Shares the Non-Resident  or persons with whom the Non-Resident  did not deal at arm’s length or any combination thereof, held 25% or more of the issued Equal Shares, and more than 50% of the fair market value of the Equal Shares was derived directly or indirectly from one or a combination of real or immovable property situated in Canada, Canadian resource properties, or timber resource properties or an interest therein; or (iv) the Equal Shares are otherwise deemed to be taxable Canadian property under the Tax Act.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a limited discussion of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Arrangement and the acquisition, ownership and disposition of Equal Shares received pursuant to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the acquisition, ownership and disposition of Equal Shares received pursuant to the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Moreover, this summary is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged.  Neither the Trust nor Equal Energy has requested, and neither the Trust nor Equal Energy intends to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the acquisition, ownership and disposition of Equal Shares received pursuant to the Arrangement.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this document; and (c) each U.S. Holder should seek advice based on such U.S. Holder's particular circumstances from an independent tax advisor.

 Scope of this Disclosure

 Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), each as applicable and in effect and available as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary.

 U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Trust Units participating in the Arrangement or exercising Dissent Rights that is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

 Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is an owner of Trust Units participating in the Arrangement or exercising Dissent Rights that is not a U.S. Holder.  This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement.  Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement.

 U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that own Trust Units as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) U.S. Holders that acquired Trust Units (or after the Arrangement, Equal Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold Trust Units (or after the Arrangement, Equal Shares) other than as a capital asset within the meaning of Section 1221 of the Code; (g) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; and (h) U.S. Holders that own, or will own after the Effective Time, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Trust Units or Equal Shares.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Trust Units, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) of participating in the Arrangement and owning Equal Shares generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (and owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

 Other Tax Consequences Not Addressed

This summary does not address the state, local, U.S. federal alternative minimum tax, estate and gift, or foreign tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Equal Shares received pursuant to the Arrangement.  Each U.S. Holder should consult its own tax advisor regarding the state, local, U.S. federal alternative minimum tax, estate and gift, and foreign tax consequences of the Arrangement.

 Certain U.S. Federal Income Tax Consequences of the Arrangement

 Plan of Arrangement

Pursuant to the Plan of Arrangement, in a series of transactions, all of the assets of the Trust will be transferred to a newly formed entity, Equal Energy, and the Unitholders will receive Equal Shares in exchange for their Trust Units in the Trust, as described under “The Arrangement.” In connection with the Arrangement, all Trust Units (except for those held by Dissenting Unitholders which will be surrendered for cash) will be exchanged and each Unitholder (including U.S. Holders) will receive one-third of one Equal Share for each Trust Unit exchanged.  If the Arrangement does not take place in the manner described herein, the U.S. federal income tax consequences of the Arrangement could differ significantly and adversely from those described in this summary.

The U.S. federal tax consequences of the Arrangement to the U.S. Holders will depend on whether the Trust is treated as a trust, a partnership or an association taxable as a corporation for U.S. federal tax purposes.  Although not free from uncertainty, the Trust believes that it qualifies as a business trust under Treas. Reg. 301.7701-4(b) and qualifies as a “business entity”.  As a “business entity,” the Trust believes it is a “foreign eligible entity”, that is a corporation by default for U.S. federal income tax purposes because all of its Unitholders have limited liability.  The conclusion is based on the U.S. entity classification regulations and is supported by Private Letter Ruling 200752029 in which the IRS concluded that a similar open-ended trust was considered an association taxable as a corporation for U.S. federal tax purposes.  There is no assurance that the IRS could not rule otherwise and find that the Trust is considered an “investment trust” or a partnership and be subject to special treatment under the Code.  The following discussion assumes that the Trust is considered an association taxable as a corporation for U.S. tax purposes.

This discussion assumes that the Trust has not been a Passive Foreign Investment Company (a “PFIC”) for any taxable year during which a U.S. Holder held Trust Units, and that Equal Energy will not be a PFIC in 2010 or thereafter.  A non-U.S. corporation is classified as a PFIC for each taxable year in which: (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes); or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income.  In determining whether it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.  The Trust believes that it has never been a PFIC, and does not expect to be a PFIC in 2010, nor does Equal Energy expect to be a PFIC.

U.S. Holders are urged to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning and disposing of stock of a PFIC.

 Qualification as a Tax-Deferred Reorganization under Sec. 368(a) of the Code

There is no legal authority directly addressing the U.S. federal income tax treatment of a series of transactions such as the exchange of Trust Units for Equal Shares pursuant to the Arrangement and the Trust has not requested or received a ruling or an opinion regarding such treatment.  Although not free from uncertainty, the Trust believes the transactions pursuant to the Arrangement will likely qualify as a generally tax-deferred “reorganization” within the meaning of Section 368(a)(1) (a “Reorganization”).  However, qualification as a Reorganization is not clear and may depend to some extent upon events subsequent to the date of this Information Circular, including events subsequent to the Effective Date, which events cannot be predicted with accuracy.  This conclusion is based on two important assumptions: first, that the various transactions that relate to the exchange of Trust Units for Equal Shares will be treated as a single, integrated arrangement for U.S. federal income tax purposes; and second, that certain transitory steps and entities will be disregarded for U.S. federal income tax purposes.  The tax consequences of both alternatives are discussed below.  U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of an exchange of Trust Units for Equal Shares pursuant to the Arrangement.

 Treatment as a Reorganization

If the Arrangement qualifies as a Reorganization, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	no gain or loss will be recognized by a U.S. Holder on the exchange of Trust Units for Equal Shares pursuant to the Arrangement;

(b)	the tax basis of a U.S. Holder in the Equal Shares acquired in exchange for Trust Units pursuant to the Arrangement will be equal to such U.S. Holder’s tax basis in the Trust Units exchanged;

(c)	the holding period of a U.S. Holder for the Equal Shares acquired in exchange for Trust Units pursuant to the Arrangement will include such U.S. Holder’s holding period for the Trust Units; and

(d)
U.S. Holders who exchange Trust Units for Equal Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder’s treatment of the exchange as part of a Reorganization.  If this treatment were successfully challenged, then the exchange would be treated as a taxable Arrangement, with the consequences discussed immediately below (including the recognition of any realized gain).

 Treatment as a Taxable Arrangement

If the transactions pursuant to the Arrangement do not constitute a Reorganization for U.S. federal income tax purposes, then:

(a)
a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between: (i) the fair market value (expressed in U.S. dollars) of the Equal Shares received in exchange for Trust Units pursuant to the Arrangement; and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Trust Units exchanged;

(b)
the tax basis of a U.S. Holder in the Equal Shares received in exchange for Trust Units pursuant to the Arrangement would be equal to the fair market value of such Equal Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the Equal Shares received in exchange for Trust Units pursuant to the Arrangement will begin on the day after the date of receipt.

Any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Trust Units are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for losses may not be available due to limitations on wash sales, and are subject to other complex limitations under the Code.

The IRS could challenge a U.S. Holder’s treatment of the exchange as taxable.  If this treatment were successfully challenged, then the exchange would be treated as part of a Reorganization, with the consequences discussed above (including the non-recognition of any realized loss).

 U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Trust Units generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Trust Units (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Trust Units surrendered.  Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Trust Units are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  Deductions for capital losses are subject to complex limitations under the Code.

The Ownership and Disposition of Equal Shares

 Distributions With Respect to Equal Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Equal Shares generally will be required to include the amount of such distribution (without reduction for any Canadian income tax withheld) in gross income as a dividend to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Equal Energy.  Any such dividend paid before January 1, 2011 generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” if (a) Equal Energy is eligible for the benefits of the Canada-U.S. Income Tax Convention or Equal Shares are readily tradeable in an established U.S. securities market, within the meaning of the Code; (b) Equal Energy is not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year; (c) the U.S. Holder is an individual, estate, or trust that satisfies certain holding period requirements with respect to the Equal Shares; and (d) the U.S. Holder does not treat the dividend as “investment income” for purposes of the investment interest deduction rules.  Any such dividend generally will not be eligible for the “dividends received deduction” under the Code.  To the extent that a distribution received with respect to the Equal Shares exceeds the current and accumulated “earnings and profits” of Equal Energy, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Equal Shares; and (b) thereafter, as capital gain from the sale or exchange of the Equal Shares.

 Dispositions of Equal Shares

Except as described below, a U.S. Holder who sells or exchanges Equal Shares in a taxable disposition (other than to Equal Energy) generally would recognize a gain or loss in an amount equal to the difference, if any, between (a) the amount of U.S. dollars or the fair market value of Canadian currency plus the fair market value of any property received; and (b) such U.S. Holder’s tax basis in the Equal Shares sold or otherwise disposed of.  Such gain or loss generally should be a capital gain or loss, which will be long-term capital gain or loss if such Equal Shares are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

Other Considerations

 Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Equal Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  Alternatively, U.S. Holder’s eligible for treaty benefits under the Canada-U.S. Income Tax Treaty, may wish to consider sourcing the gain as foreign source income under Article XXIV, paragraph 3.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a United States person (as defined in section 7701(a)(30) of the Code) should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty.  Where a U.S. Holder pays Canadian income tax with respect to gain on the exchange of its Trust Units for Equal Shares, an election is available under the Code whereby such U.S. Holder can treat the gain as arising from foreign sources, which, subject to certain limitations, should enable a U.S. Holder to take a foreign tax credit for the foreign taxes paid.  However, the amount of a distribution with respect to the Equal Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends will be treated either as “passive income” or “general income”.  In addition, special foreign tax credit rules apply to a U.S. Holder that receives “qualified dividend income” that is subject to reduced U.S. federal income tax rates.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

 Receipt of Canadian Currency

In the case of a cash-basis U.S. Holder that receives Canadian currency in connection with the exercise of Dissent Rights with respect to Trust Units or on the sale, exchange or other taxable disposition of Equal Shares (collectively, the “Disposition”), the amount realized will be based on the U.S. dollar value of the Canadian currency received on the settlement date of the Disposition.  An accrual-basis U.S. Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year.  This election may not be changed without the consent of the IRS.  If an accrual basis U.S. Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of any difference between the U.S. dollar value of the currency received prevailing on the date of the Disposition and the date of payment.  Such foreign currency gain or loss would be treated as U.S.-source ordinary income or loss and would be in addition to any gain or loss recognized by that U.S. Holder on the Disposition.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  If such Canadian currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual U.S. Holder should not recognize any gain or loss on such conversion.

Taxable dividends with respect to Equal Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

 Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Trust Units or Equal Shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup-withholding tax; or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup-withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information-reporting and backup-withholding tax rules.  Backup withholding is not an additional U.S. federal income tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS in a timely manner.  A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS.  Each U.S. Holder should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

INFORMATION CONCERNING ENTERRA ENERGY TRUST

 The Trust

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Trust Indenture.  The Unitholders are the sole beneficiaries of the Trust.  Pursuant to the Administration Agreement, the management and administration of the Trust has been delegated to EEC.  The Trust is the sole holder of trust units of the Commercial Trust and, indirectly through Commercial Trust, the sole holder of the common shares of EEC.

The head and principal office of the Trust is located at 2700, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

Organizational Structure

The following diagram describes the current inter-corporate relationships among the Trust and its material affiliates

[Missing Graphic Reference]

 Summary Description of the Business of the Trust

The Trust has a geographically diversified portfolio of oil and gas properties with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production during 2009 was comprised of approximately 50% natural gas, 28% crude oil and 22% natural gas liquids.

For further information regarding the Trust, its subsidiaries and their respective business activities, see “Description of the Business and Properties” and “General Development of the Business” in the Trust AIF, which is incorporated by reference herein.

Significant Acquisitions

There are no acquisitions that the Trust has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations.  In addition, other than the Arrangement, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations if completed as of the date of this Information Circular.

Documents Incorporated by Reference

Information in respect of the Trust and its subsidiaries has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Senior Vice President, Finance and Chief Financial Officer of EEC at 2700, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6, Telephone: (403) 263-0262.  These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the jurisdictions where the Trust is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1.	the Trust AIF;

2.
the audited consolidated financial statements of the Trust and notes thereto as at and for the years ended December 31, 2009 and 2008 together with the auditors’ report thereon, and management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2009; and

3.	the information circular dated April 1, 2009 relating to the Annual and Special Meeting of Unitholders of the Trust held on May 15, 2009.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus, filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the day of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Price Range and Trading Volume of Trust Units and Debentures

The Trust Units are listed for trading on the TSX under the symbol “ENT.UN” and on the NYSE under the symbol “ENT”.  The following tables show the monthly range of high and low prices per Trust Unit and the total monthly volumes of Trust Units as traded on the TSX and the NYSE, respectively, for each month from March 2009 and for the period from April 1, 2010 to April 9, 2010, as reported by the TSX and the NYSE, respectively:

Toronto Stock Exchange	High ($)	Low ($)	Monthly Volume (000s)
April 1 to April 9, 2010	2.85	2.70	1,263
March 2010	3.03	2.55	5,131
February 2010	3.05	1.92	5,536
January 2010	2.88	1.84	2,313
December 2009	2.25	1.50	1,366
November 2009	1.69	1.29	418
October 2009	1.91	1.22	940
September 2009	1.43	1.19	620
August 2009	1.50	1.25	285
July 2009	1.50	1.19	473
June 2009	1.96	1.34	1,120
May 2009	1.68	1.20	1,259
April 2009	1.62	0.74	2,612
March 2009	0.92	0.55	915

New York Stock Exchange	High ($)	Low ($)	Monthly Volume (000s)
April 1, 2010 to April 9, 2010	2.87	2.70	332
March 2010	2.95	2.51	6,887
February 2010	2.94	1.79	9,563
January 2010	2.48	1.72	7,985
December 2009	2.16	1.39	9,596
November 2009	1.71	1.27	3,912
October 2009	1.84	1.14	7,538
September 2009	1.35	1.09	4,123
August 2009	1.40	1.14	3,578
July 2009	1.37	0.99	3,584
June 2009	1.79	1.17	6,811
May 2009	1.53	1.04	6,459
April 2009	1.35	0.59	6,453
March 2009	0.79	0.41	2,946

The Trust has the 8.0% Debentures and the 8.25% Debentures which are listed for trading on the TSX under the symbols “ENT.DB” and “ENT.DB.A”, respectively.  The following table show the monthly range of high and low prices for the Debentures and the total monthly trading volume of the Debentures (per $100 principal amount) as traded on the TSX for each month from March 2009 and for the period from April 1, 2010 to April 9, 2010, as reported by the TSX:

	8% Debentures			8.25% Debentures
	High ($)	Low ($)	Monthly Volume	High ($)	Low ($)	Monthly Volume

April 1, 2010 to April 9, 2010	100.99	99.01	1,250	100.50	99.80	4,380
March 2010	100.99	99.00	52,220	101.00	99.00	24,850
February 2010	100.00	98.00	24,240	100.49	98.00	20,300
January 2010	100.49	95.02	18,730	99.75	95.79	25,550
December 2009	96.25	92.60	14,770	96.00	93.50	12,670
November 2009	95.00	91.01	14,040	96.00	90.51	9,280
October 2009	94.98	84.00	24,270	95.00	83.25	20,710
September 2009	85.50	81.30	2,510	83.50	82.00	1,830
August 2009	86.00	81.00	20,770	83.50	78.00	16,280
July 2009	87.86	74.55	4,890	85.00	80.00	16,940
June 2009	79.00	61.00	10,750	82.00	73.50	4,640
May 2009	75.00	65.00	1,470	78.00	66.50	10,770
April 2009	69.00	62.90	9,420	69.00	59.00	10,900
March 2009	68.25	50.00	2,210	62.50	59.00	730
February 2009	65.01	55.00	10,300	65.00	58.00	1,100
January 2009	66.00	55.00	3,550	70.00	55.00	1,520

Distribution History

The Trust announced it was suspending monthly cash distributions on September 17, 2007 and has not resumed the payment of distributions to date.

Prior Sales

During the twelve months prior to the date of this Information Circular, the Trust issued Trust Units pursuant to the vesting of RU’s and PU’s, upon the conversion of convertible debentures and pursuant to the acquisition of an additional working interest in certain wells in Oklahoma.  For information in respect of such issuances, see Notes 5, 7 and 10 to the Trust’s audited annual consolidated financial statements for the year ended December 31, 2009, which is incorporated by reference into this Information Circular.

Risk Factors

An investment in the Trust Units is subject to certain risks.

Readers should carefully consider the risk factors described elsewhere in this Information Circular and under the headings “Risk Factors – Risks Related to the Business” and “Risk Factors – Risks Related to the Trust Structure and the Ownership of Trust Units and Debentures” in the Trust AIF and in any other documents are incorporated by reference herein.

Legal Proceedings and Regulatory Actions

To the knowledge of EEC, there are no legal proceedings material to the Trust or its operating entities to which any of these Persons is or was a party to or of which any of their respective properties are the subject matter, nor are there any such proceedings known to EEC to be contemplated.

To the knowledge of EEC, there were no: (i) penalties or sanctions imposed against the Trust or its subsidiaries by a court relating to securities legislation or by a securities regulatory authority during the Trust’s last financial year; (ii) penalties or sanctions imposed by a court or regulatory body against the Trust or its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements the Trust or its subsidiaries entered into with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

Additional Information

For more information on the Trust, see “Information Concerning Enterra Energy Trust” in Appendix H hereto.

In addition, additional information relating to the Trust is available on SEDAR at www.sedar.com.  Financial information concerning the Trust is provided in its financial statements for the year ended December 31 and the accompanying management’s discussion and analysis, which documents are incorporated herein by reference and can be accessed on SEDAR at www.sedar.com.

INFORMATION CONCERNING EQUAL ENERGY

Equal Energy is a corporation incorporated pursuant to the ABCA on April 8, 2010 for the sole purpose of participating in the Arrangement.  Equal Energy has not carried on any business or conducted operations other than entering into the Arrangement Agreement.  The head and principal office of Equal Energy is located at 2700, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

Following the completion of the Arrangement, the business and operations of Equal Energy will be the business and operations currently conducted indirectly by the Trust.  The head and principal office of Equal Energy will be located at 2700, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

Equal Energy will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to “Information Concerning Equal Energy” in Appendix F hereto for a more detailed description of Equal Energy and certain pro forma information in respect of Equal Energy.

RISK FACTORS

For a description of risk factors in respect of the Trust, see the sections “Risk Factors – Risks Related to the Business” and “Risk Factors – Risks Related to the Trust Structure and the Ownership of Trust Units and Debentures” in the Trust AIF and “Business Risks” in the management’s discussion and analysis of the Trust for the year ended December 31, 2009, which documents are incorporated by reference herein.  Unitholders should carefully consider the risk factors and consider all other information contained herein and in the Trust’s other public filings before making an investment decision.  In addition, for risk factors specific to Equal Energy, see “Information Concerning Equal Energy – Risk Factors” in Appendix F hereto.

OTHER MATTERS TO BE ACTED UPON AT THE MEETING

 Presentation of Financial Statements

At the Meeting, the consolidated financial statements of the Trust for the year ended December 31, 2009 and the auditors’ report thereon will be presented.

 Appointment of Auditors

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, Unitholders will consider an ordinary resolution to appoint the firm KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders and to authorize the Board of Directors to fix the remuneration payable to the auditors as follows:

“BE IT RESOLVED THAT KPMG LLP be appointed auditors of the Trust to serve until the next annual meeting.”

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of appointing KPMG LLP as auditors of the Trust.

Certain information regarding the Trust’s Audit Committee, including the fees paid to Trust’s auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the Trust AIF, an electronic copy of which is available on the internet on the Trust’s SEDAR profile at www.sedar.com.

 Set the Number of Directors of EEC to be elected at Six

The articles of EEC provide for a minimum of 3 directors and a maximum of 15 directors. The Board of Directors is proposing a slate of six directors and accordingly proposes setting the number of directors of EEC, the administrator of the Trust, to be elected at six.  Accordingly, at the Meeting, Unitholders will be asked to consider and, if thought advisable, pass an ordinary resolution to set the number of directors to be elected as follows:

“BE IT RESOLVED THAT six directors be elected to the Board to serve until the next annual meeting.”

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of electing six directors of EEC.

 Election of Directors of EEC

Unitholders are entitled to elect all of the members of the Board of Directors by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following such meeting, the trustees of Commercial Trust, in its capacity as sole shareholder of EEC shall elect the individuals so selected by the Unitholders to the Board of Directors.

The six nominees for election as directors of EEC are as follows:

John Brussa
Peter Carpenter
Michael Doyle
Victor Dusik
Roger Giovanetto
Don Klapko

The following pages set out the names of proposed nominees for election as directors, together with their province of primary residence, principal occupations, year first elected or appointed as a director, membership on committees of the Board of Directors, attendance at the Board and committee meetings during 2009 and directorships of other public entities.  The Board of Directors has determined that all of the above nominees with the exception of Don Klapko are independent directors as defined under NI 58-101.

The information as to the Trust Units beneficially owned or over which control or direction is exercised by each nominee has been furnished by the respective nominees individually as of the date of this Information Circular.

Name and Place of Residence	Voting Trust Units Controlled or Beneficially Owned (6)	Offices Held and Time as Director	Principal Occupation
John Brussa Alberta, Canada	Nil	Director since May 15, 2009
Mr. Brussa has been a partner in the Calgary based energy law firm of Burnet, Duckworth & Palmer LLP since 1987, specializing in the area of taxation. He is also a director of a number of energy and energy related trusts and companies.

Peter Carpenter(2)(5) Ontario, Canada	6,929	Director since May 18, 2006	Senior Partner, Secretary and Treasurer of Claridge House Partners, Inc., a financial advisory firm.
Michael Doyle(1) (3) (4)(5) Alberta, Canada	10,100	Director since December 31, 2007	Chief Executive and a principal in CanPetro International Ltd., a private company active since 1993 in oil and gas production and other investments within Canada and internationally.
Victor Dusik(1) (2) (3) (4)(5) British Columbia, Canada	5,630	Director since February 15, 2008
Chief Financial Officer of Run of River Power Inc., a developer of renewable energy, since 2007; Vice President, Finance and Chief Financial Officer of Maxim Power Corp., an independent power producer, from 2002 to 2007.  Prior to that a senior partner with Ernst & Young LLP.

Roger Giovanetto(1) (2) (3) (4) Alberta, Canada	7,747	Director since May 18, 2006	President of R&H Engineering (1986) Ltd., a metallurgical, materials and corrosion engineering services company, for more than 5 years.
Don Klapko Alberta, Canada	235,528	Director since June 27, 2008	President & CEO of Enterra Energy Corp. and prior to that President of Trigger Resources Ltd., a private oil and gas producer.
(1)	Member of the Audit Committee.
(2)	Member of the Reserves Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Member of the Health Safety Regulatory Compliance and Environmental Committee.
(6)	As at April 9, 2010 and excluding Trust Units issuable upon the exercise of outstanding options, rights or deferred entitlement units.

Except as noted below, no proposed director:

1.
is, as at the date of this Information Circular, or has been within the last 10 years before the date hereof, a director or executive officer of any company (including EEC) that, while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

2.
has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Exceptions:

Roger Giovanetto
On March 20, 2000, Niaski Environmental Inc., which Mr. Giovanetto was then a director and insider of, made a proposal to its creditors under the Bankruptcy Act, which was approved by the creditors on April 13, 2000.  On April 12, 2002, Rimron Resources Inc. (then Niaski Environmental Inc.) was involuntarily delisted from the Canadian Venture Exchange.  The Trustee was discharged in May 2001.

In July 2000, cease trade orders were issued by the Alberta, British Columbia and Saskatchewan Securities Commissions against Niaski Environmental Inc., which Mr.  Giovanetto was then a director and insider of, for failure to file financial statements.  The deficiencies were rectified and the cease trade orders lifted.

Michael Doyle
On February 23, 2007, Mr. Doyle became a director and took on the role of Chairman of Vanquish Energy Corp., a private Canadian oil and gas company that was in financial crisis.  Shortly thereafter, he replaced the chief executive officer, and assumed that role in order to better assess and best mitigate damage to all the stakeholders of the company.  After discussion and negotiation with the secured creditor, the company entered into receivership on March 27, 2007.

John Brussa
Mr. Brussa was a director of Imperial Metals Limited, a corporation engaged in oil and natural gas and mining operations, in the year prior to the corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors’ Arrangement Act (Canada) which resulted in the separation of its two businesses.  The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (subsequently renamed Rider Resources Ltd.).  The plan of arrangement was completed in April 2002.

Accordingly, at the Meeting, Unitholders will be asked to consider and, if thought advisable, pass an ordinary resolution to elect the members of the Board of Directors as follows:

“BE IT RESOLVED THAT Messrs. Brussa, Carpenter, Doyle, Dusik, Giovanetto and Klapko be elected to the Board of Directors to serve until the next annual meeting.”

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of electing the slate of directors of EEC, in its capacity as administrator of the Trust.

Approval of Equal Stock Option Plan

At the Meeting, Unitholders will be asked to approve the adoption of the Equal Stock Option Plan, which provides, together with any other security-based compensation arrangement of Equal Energy, for the grant of options to purchase up to 10% of the issued and outstanding Equal Shares.

The purpose of the Equal Stock Option Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of Equal Energy and its affiliates to achieve the longer term objectives of Equal Energy, to give suitable recognition to the ability and efforts of those individuals who contribute materially to the success of Equal Energy and its affiliates and to attract and retain in the employ of Equal Energy and its affiliates, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in Equal Energy.

Below are some of the key features of the proposed Equal Stock Option Plan:

1.
Eligible participants (each an “Option Plan Participant”) under the Equal Stock Option Plan are employees, directors, officers and consultants of Equal Energy and its subsidiaries, including those employees, directors, officers and consultants who have signed a written agreement to join Equal Energy or a subsidiary of Equal Energy within 30 days of the written agreement.

2.
The maximum number of Equal Shares that may be issued under the Equal Stock Option Plan, when combined with all of the other security-based compensation arrangements of Equal Energy, will not exceed 10% of the issued and outstanding Equal Shares from time to time calculated on an undiluted basis.

3.	Upon exercise, cancellation or expiration of any options, the Equal Shares subject to such options shall be available for other options to be granted from time to time.

4.
The aggregate number of Equal Shares reserved for issuance at any time, or which may be issued within any one-year period, to insiders of Equal Energy under the Equal Stock Option Plan or any other security-based compensation arrangement of Equal Energy is limited to 10% of the aggregate number of outstanding Equal Shares on an undiluted basis.

5.
The exercise price of each option is equal to the prevailing market price of the Equal Shares at the time of the grant.  The “market price” is determined as the closing price of the Equal Shares on the TSX on the last trading day immediately preceding the date of the grant or in such other manner as is required or allowed by the rules and policies of the TSX.

6.	The board of directors of Equal Energy shall provide for the grant, vesting and exercise of options on such terms (which may vary between options) as it shall determine.

7.
In the event that the expiry date of an option falls within a “black-out period” imposed by the Equal Energy the expiry date of such option shall be ten business days from the date such “black-out period” ends.  In the event that the expiry date of an option falls within five business days immediately after a “black-out period” ends, the ten business day extension of the option shall be reduced by the number of days between the original expiry date and the date the “black-out period” ends.

8.	The board of directors of Equal Energy may offer a “cashless exercise” programme through a licensed investment dealer from time to time.

9.
Each option, unless earlier terminated, expires at the date determined by the board of directors of Equal Energy at the time of the grant of such option.  Notwithstanding, this provision the exercise period of the Stock Option will not exceed 10 years.

10.	The Equal Stock Option Plan contains standard anti-dilution provisions in respect of Equal Shares issued on exercise of options.

11.
In the case of termination of employment of an Option Plan Participant by reason of death, the Option Plan Participant's legal personal representatives have one year after the date of death to exercise any vested options, unless a shorter time is specifically set out in the Option Plan Participant’s option agreement. In the case of termination of employment of an Option Plan Participant for any reason other than death, the Option Plan Participant has 30 days following the date of notice of termination of employment to exercise any vested options, with the exception that in the event of termination of an Option Plan Participant for cause, all options held by such Option Plan Participant that have not been exercised shall be terminated immediately. In no event shall any option be exercisable after its expiration date.

12.
Options cannot be transferred or assigned and are exercisable only by the Option Plan Participant to whom the option was granted other than by reason of termination of employment by death or to the extent, if any, permitted by the TSX.

13.	Any modification to the Equal Stock Option Plan or to any granted but not exercised options shall be made in accordance with the rules and policies of the TSX and is subject to any required approval.

14.
The board of directors of Equal Energy may amend, suspend or terminate the Equal Stock Option Plan, or any portion of the Equal Stock Option Plan or any option, at any time, and may do so without Equal Shareholder approval, subject to those provisions of applicable law, including without limitation, amendments of a “housekeeping” nature, amendments necessary to comply with the provisions of applicable law, amendments to the vesting provisions of options, amendments to the termination provisions which do not entail an extension beyond the original expiry date, the addition of any form of financial assistance to Option Plan Participants and any other amendment not requiring Equal Shareholder approval under applicable law.

The terms of the Equal Stock Option Plan described above are qualified in their entirety by the Equal Stock Option Plan, a copy of which is attached hereto as Appendix D.

Approval of the Equal Stock Option Plan requires approval of a majority of votes cast on the resolution at the Meeting.  Accordingly, at the Meeting, Unitholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the Equal Stock Option Plan as follows:

“BE IT RESOLVED, as an ordinary resolution of the Unitholders that:

1.	the stock option plan of Equal Energy attached as Appendix D to the Information Circular and Proxy Statement of the Trust dated April 13, 2010 be and is hereby approved;

2.
any one director or officer of Equal Energy or EEC, on behalf of the Trust, be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.
notwithstanding that this resolution has been duly passed by the Unitholders, the directors of EEC are hereby authorized and empowered to revoke this resolution, without any further approval of the Unitholders, at any time if such revocation is considered necessary or desirable by the directors.”

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of approving the Equal Stock Option Plan.

If the Equal Stock Option Plan is not approved by a majority of votes cast on the resolution at the Meeting and the Arrangement is completed, those Trust Options outstanding will be honored pursuant to their terms, however no additional options will be granted.

Approval of Equal LTIP Plan

At the Meeting, Unitholders will be asked to approve the adoption of the Equal LTIP Plan, which provides, together with any other security-based compensation arrangement of Equal Energy, for the grant of restricted shares and performance shares up to 10% of the issued and outstanding Equal Shares.

The purpose of the Equal LTIP Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of Equal Energy and its affiliates to achieve the longer term objectives of Equal Energy, to give suitable recognition to the ability and efforts of those individuals who contribute materially to the success of Equal Energy and its affiliates and to attract and retain in the employ of Equal Energy and its affiliates, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in Equal Energy.

Below are some of the key features of the proposed Equal LTIP Plan:

1.	Eligible participants (each a “LTIP Plan Participant”) include directors, officers, employees and consultants to the Trust and its affiliates.

2.
The maximum number of Equal Shares that may be issued under the Equal LTIP Plan, when combined with all of the other security-based compensation arrangements of Equal Energy, will not exceed 10% of the issued and outstanding Equal Shares from time to time calculated on an undiluted basis.

3.
Upon the conversion of any restricted shares (“Restricted Shares”) or performance shares (“Performance Shares” and collectively with the Restricted Shares, the “Incentives”), the Equal Shares subject to such Incentives shall be available for other Incentives to be granted from time to time.

4.
The aggregate number of Equal Shares reserved for issuance at any time, or which may be issued within any one-year period, to insiders of Equal Energy under the Equal LTIP Plan or any other security-based compensation arrangement of Equal Energy is limited to 10% of the aggregate number of issued and outstanding Equal Shares on an undiluted basis.  The aggregate number of Equal Shares reserved for issuance at any time to a particular LTIP Plan Participant may not exceed 5% of the outstanding Equal Shares calculated on an undiluted basis.  The issuance of Equal Shares to any one insider and such insider's associates pursuant to the Equal LTIP Plan and other security based compensation arrangements within a one year period may not exceed 5% of the outstanding Equal Shares calculated on an undiluted basis.  The aggregate number of Equal Shares reserved for issuance at any time to a director of Equal Energy who is not an officer or employee of Equal Energy or an affiliate of Equal Energy is 1% of the issued and outstanding Equal Shares calculated on an undiluted basis.

5.
Generally one-third of the Equal Shares issuable under a Restricted Share, will vest on each of the first, second and third anniversary of the date the Restricted Share was granted, however, if a particular grant agreement specifies that the Equal Shares issuable under the Restricted Share will be issued upon specific date(s), such Equal Shares will be issuable on such specified date(s).

6.
Performance Shares grants are subject to peer group comparisons over a two year period.  In order for any Equal Shares to be issued under Performance Shares, Equal Energy’s total shareholder return compared against the peer group must rank better than the 25th percentile.  The payout multiplier for Performance Shares is based on percentile rank of Equal Energy’s total shareholder return against the peer group; if the percentile rank is less than 25 the payout multiplier is zero; if the percentile rank is between 25 and 75 the payout multiplier is calculated by subtracting one from the product of (i) 0.04 and (ii) the percentile rank; and if the percentile rank is greater than 75 the payout multiplier will be two.

7.
In the case of a LTIP Plan Participant’s termination of employment (other than by reason of disability, retirement or death) all Incentives shall be cancelled as of the date of notice of termination.  In the case of retirement or disability the issue date for all Equal Shares issuable under any outstanding Incentive grant agreement will be the date the LTIP Plan Participant ceases to be a service provider as a result of the LTIP Plan Participant’s disability or retirement. In the case of a LTIP Plan Participant’s death the issue date for all Equal Shares issuable under any outstanding Incentives will be the date of the LTIP Plan Participant’s death and the number of Equal Shares issued will be pro-rated based on the LTIP Plan Participants service up to the date of death.

8.	Incentives are not transferable or assignable other than in the case of a LTIP Plan Participant’s death to the LTIP Plan Participant’s personal legal representative.

9.
The board of directors of Equal Energy may amend, suspend or terminate the Equal LTIP Plan, or any portion of the Equal LTIP Plan and may do so without Equal Shareholder approval, subject to those provisions of applicable law provided however, that no amendment shall reduce the number of Incentives credited to any LTIP Plan Participant prior to such amendment without the consent of Equal Energy and the LTIP Plan Participant to whom the Incentives have been made.

The terms of the Equal LTIP Plan described above are qualified in their entirety by the Equal LTIP Plan, a copy of which is attached hereto as Appendix E.

Approval of the Equal LTIP Plan requires approval of a majority of votes cast on the resolution at the Meeting.  Accordingly, at the Meeting, Unitholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the Equal LTIP Plan as follows:

“BE IT RESOLVED, as an ordinary resolution of the Unitholders that:

1.	the restricted share and performance share plan of Equal Energy attached as Appendix E to the Information Circular and Proxy Statement of the Trust dated April 13, 2010 be and is hereby approved;

2.
any one director or officer of Equal Energy or EEC, on behalf of the Trust, be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.
notwithstanding that this resolution has been duly passed by the Unitholders, the directors of EEC are hereby authorized and empowered to revoke this resolution, without any further approval of the Unitholders, at any time if such revocation is considered necessary or desirable by the directors.”

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of approving the Equal LTIP Plan.

If the Equal LTIP Plan is not approved by a majority of votes cast on the resolution at the Meeting and the Arrangement is completed, those RUPUs outstanding will be honored pursuant to their terms, however no additional Incentives will be granted.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished on behalf of management of EEC, in its capacity as administrator of the Trust, in connection with the solicitation of proxies for use at the Meeting.  Solicitations or proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Mullen who will be specifically remunerated therefore.  All costs of the solicitation for the Meeting will be borne by the Trust.

Appointment of Proxy

Accompanying this Information Circular is a form of proxy for holders of Trust Units.

Unitholders who wish to vote their Trust Units should complete, sign and deliver by regular mail the enclosed form of proxy to the registrar and transfer agent for the Trust Units, Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G OP6 (or send it by courier or hand delivery to the address above).  In order to be valid and acted upon at the Meeting, a form of proxy must be received no later than 10:00 a.m. (Calgary time) on the second Business Day before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to the commencement thereof.

A Unitholder submitting a form of proxy or voting instruction form has the right to appoint a person to represent him or her at the Meeting (who need not be a Unitholder) other than the persons designated in the form of proxy or voting instruction form furnished by EEC.  To exercise that right, the name of the Unitholder’s appointee should be legibly printed in the blank space provided.  In addition, the Unitholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Unitholder’s Trust Units are to be voted.

Only Unitholders of record as at the close of business on the Record Date will receive notice of, and be entitled to attend and vote at, the Meeting.  A Unitholder of record on the Record Date will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder may subsequently dispose of his or her Trust Units.  No Unitholder who has become a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment(s) thereof.

Revocation of Proxy

A Unitholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person.  In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney or authorized agent and deposited either at the office of Olympia Trust Company at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G OP6 at any time up to 10:00 a.m. (Calgary time) on the last Business Day before the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof, in either case prior to its commencement, and upon either of those deposits, the proxy is revoked.

Signature of Proxy

The applicable form of proxy or voting instruction form must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy or voting instruction form should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy or voting instruction form signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Trust).

Exercise of Discretion of Proxy

The Trust Units represented by proxy will be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be voted upon, those Trust Units shall be voted on or shall be withheld from voting on any ballot in accordance with the specification so made.  In the absence of any such specification, those Trust Units will be voted in favour of the proposed resolutions contained herein.  The persons appointed under the form of proxy furnished by EEC are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and as to other matters which may be properly brought before the Meeting.  At the time of mailing of this Information Circular, EEC did not know of any such amendment, variation or other matter.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting or any adjournment(s) thereof.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust.  Those Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of those Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co., a broker or another nominee, are held.  The majority of Trust Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries (such as brokers or other nominees) to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting or any adjournment(s) thereof.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  Beneficial Unitholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy.  The Beneficial Unitholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile.  Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver the Beneficial Unitholder’s voting instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting or any adjournment(s) thereof.  A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting or any adjournment(s) thereof, as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting or any adjournment(s) thereof, as the case may be, in order to have the Trust Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered holder and vote your Trust Units in that capacity.  If you wish to attend the Meeting and vote your own Trust Units, you must do so as proxyholder for the registered holder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Voting Securities and Principal Holders Thereof

 Trust Units

The Trust is authorized to issue an unlimited number of Trust Units.  As at the Record Date, 65,168,910 Trust Units were issued and outstanding.  Unitholders of record are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot thereat.  All votes on matters to be brought before the Meeting that require approval by a special resolution shall be conducted by a poll.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

 Principal Holders of Trust Units

To the best of the knowledge of the Board of Directors and the executive officers of EEC, no person or company beneficially owns, or controls or directs, directly or indirectly, Trust Units carrying in aggregate 10 percent or more of the votes attached to all of the issued and outstanding Trust Units.

Procedure and Votes Required

The Interim Order provides that each registered Unitholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

(a)
Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting.  Only Unitholders whose names have been entered on the applicable register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.  Holders of Trust Units who acquire their Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting;

(b)	the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Unitholders, either in person or by proxy, at the Meeting;

(c)
a quorum at the Meeting shall be two or more individuals present in person either holding personally or represented as proxies not less than an aggregate of five percent (5%) of the votes attached to all outstanding Trust Units; and

(d)
in the event of a quorum not being present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will be adjourned to such day being not less than twenty-one days later and to such place and time as may be appointed by the chair of the Meeting.  No notice of the adjourned Meeting will be required and if at such adjourned Meeting a quorum is not present, the Unitholders then present either personally or by proxy shall form a quorum.

ADDITIONAL INFORMATION

EEC shall provide without charge, upon request being made to EEC, a copy of the Trust AIF, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Trust’s most recently filed comparative annual financial statements, together with the accompanying report of the auditor and the Trust’s most recently filed annual Management’s Discussion and Analysis relating thereto.  Financial information is provided in the Trust’s comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2009.

Additional information relating to EEC and the Trust is available under the Trust’s profile on SEDAR at www.sedar.com.

AUDITORS’ CONSENT

We have read the information circular and proxy statement dated April 13, 2010 relating to the plan of arrangement involving Enterra Energy Trust (the “Trust”), Enterra Energy Commercial Trust, Enterra Energy Corp., Enterra Production Partnership, Enterra Energy Partner Corp., Enterra Exchangeco Ltd., Equal Energy Ltd. (“Equal Energy”), 1528833 Alberta Ltd. and the unitholders of the Trust.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2009 and 2008, and the consolidated statements of income (loss) and comprehensive income (loss), deficit and cash flows for each of the years then ended.  Our report is dated March 25, 2010.

We consent to the inclusion in the above-mentioned information circular of our report to the directors of Equal Energy on the balance sheet of Equal Energy as at April 13, 2010.  Our report is dated April 13, 2010.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

April 13, 2010

APPENDIX A

ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.
the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) involving Enterra Energy Trust (the “Trust”), Enterra Energy Commercial Trust (the “Commercial Trust”), Enterra Energy Corp. (“EEC”), Enterra Production Partnership (“EPP”), Enterra Energy Partner Corp. (“EEPC”), Enterra Exchangeco Ltd. (“EEL”), Equal Energy Ltd. (“Equal Energy”) and 1528833 Alberta Ltd. (“Subco”) substantially as set forth in the Plan of Arrangement (the “Plan of Arrangement”) attached as Exhibit A to Appendix C to the information circular and proxy statement of the Trust dated April 13, 2010 (the “Information Circular”) and all transactions contemplated thereby, as the Arrangement may be modified or amended in accordance with its terms, be and are hereby authorized and approved;

2.
the arrangement agreement (“Arrangement Agreement”) dated April 12, 2010 among the Trust, the Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco, a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph (d) hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed;

3.
notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of EEC may, without further notice to or approval of the holders of trust units of the Trust, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4.
any director or officer of EEC is hereby authorized, for and on behalf of the Trust, to execute and deliver Articles of Arrangement and to execute, with or without corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

A-

APPENDIX B

INTERIM ORDER

Action No. 1001-05305

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ENTERRA ENERGY TRUST, ENTERRA ENERGY COMMERCIAL TRUST, ENTERRA ENERGY CORP. ENTERRA PRODUCTION PARTNERSHIP, ENTERRA ENERGY PARTNER CORP., ENTERRA EXCHANGECO LTD., EQUAL ENERGY LTD., 1528833 ALBERTA LTD. AND THE UNITHOLDERS OF ENTERRA ENERGY TRUST

BEFORE THE HONOURABLE                                                                 )          AT THE CALGARY COURTS CENTRE, AT
JUSTICE HAWCO                                                                 )          CALGARY, ALBERTA, ON THE 13th DAY
IN CHAMBERS                                                                 )          OF APRIL, 2010.

INTERIM ORDER

UPON the Petition of Enterra Energy Trust (the “Trust”), Enterra Energy Commercial Trust (the “Commercial Trust”), Enterra Energy Corp. (“EEC”), Enterra Production Partnership (“EPP”), Enterra Energy Partner Corp. (“EEPC”), Enterra Exchangeco Ltd. (“EEL”), Equal Energy Ltd. (“Equal Energy”) and 1528833 Alberta Ltd. (“Subco”);

AND UPON reading the Petition and the Affidavit of Blaine Boerchers, Senior Vice President and Chief Financial Officer of EEC, sworn April 12, 2010 and the documents referred to therein (the “Affidavit”);

AND UPON hearing counsel for the Trust, the Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), and that the Executive Director neither consents to nor opposes the application;

FOR THE PURPOSES OF THIS ORDER:

(a)
the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of the Trust (the “Information Circular”), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b)
all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.	The proposed course of action is an “Arrangement” within the definition of the ABCA and the Petitioners may proceed with the Arrangement, as described in the Affidavit.

2.	The Trust shall seek approval of the Arrangement by the holders (“Unitholders”) of trust units (“Trust Units”) of the Trust in the matter set forth below.

Unitholders' Meeting

3.
The Trust shall call and conduct a meeting (the “Meeting”) of Unitholders on or about May 12, 2010.  At the Meeting, Unitholders will consider and vote upon a resolution to approve the Arrangement substantially in the form set forth in Appendix A to the Information Circular (the “Arrangement Resolution”) and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.  The Meeting shall be held and conducted in accordance with the applicable provisions of the ABCA, the Trust’s trust indenture, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further Order of this Court.

4.
A quorum at the Meeting shall be two or more individuals present in person either holding personally or represented as proxies not less than an aggregate of five percent (5%) of the votes attached to all outstanding Trust Units.

5.
In the event of a quorum not being present within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will be adjourned to such day being not less than twenty-one days later and to such place and time as may be appointed by the chair of the Meeting.  No notice of the adjourned Meeting will be required and if at such adjourned Meeting a quorum is not present, the Unitholders then present either personally or by proxy shall form a quorum.

6.
Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting.  The Board of Directors of EEC has fixed a record date for the Meeting of April 9, 2010 (the “Record Date”).  Only Unitholders whose names have been entered on the register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 6.  Holders of Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting.

Conduct of Meeting

7.	The Chairman of the Meeting shall be any officer or director of EEC.

8.
The Secretary of the Meeting shall be Christopher Nixon of Stikeman Elliott LLP, or in his absence, a person (who need not be an officer or employee of EEC) selected for that purpose by the Chairman of the Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties.  The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Meeting.

9.
The only persons entitled to attend and speak at the Meeting shall be Unitholders or their authorized representatives, directors and officers or authorized representatives of EEC, the Trust’s auditors, the scrutineers and their authorized representatives, the Executive Director and other persons with the permission of the Chair of the Meeting.

10.	The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Unitholders, either in person or by proxy, at the Meeting.

11.	To be valid a proxy must be deposited with the Trust in the manner described in the Information Circular.

12.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Amendments

13.
EEC is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine, provided that such amendments are made in accordance with and in the manner contemplated by the Arrangement, and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

14.
The Trust (acting through the Chairman of the Meeting), if it deems it advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of Unitholders respecting the adjournment or postponement.

Scrutineers

15.
Subject to its agreement, the scrutineers for the meeting shall be Olympia Trust Company (acting through its representatives for that purpose).  The duties of the scrutineers shall be, inter alia, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Meeting.  The duties of the scrutineers shall extend to:

(a)	invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b)	reporting to the Chairman on the quorum of the Meeting;

(c)	reporting to the Chairman on any polls taken or ballots cast at the Meeting; and

(d)	providing to the Trust and to the Chairman and to the Secretary of the Meeting written reports on matters related to their duties.

Solicitation of Proxies

16.
The Trust is authorized to use the proxies enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final forms of such proxies.  The Trust is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine.

Dissent Rights

17.
The registered holders of Trust Units are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

18.	In order for a holder of Trust Units (a “Dissenting Unitholder”) to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)
the Dissenting Unitholder’s written objection to the Arrangement Resolution must be received by the Trust c/o its counsel Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Christopher W. Nixon, by 4:00 p.m. (Calgary time) on the second Business Day immediately preceding the Meeting;

(b)	a Dissenting Unitholder shall not have voted his or her Trust Units at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a holder of Trust Units may not exercise the right of dissent in respect of only a portion of the holder's Trust Units, but may dissent only with respect to all of the Trust Units held by the holder;

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Interim Order; and

(e)	a vote against the Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (a) above.

19.	The fair value of the Trust Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Unitholders.

20.
Subject to further order of this Court, the rights available to the holders of Trust Units under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the holders of Trust Units with respect to the Arrangement Resolution.

21.
Notice to the holders of Trust Units of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Trust Units shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Unitholders in accordance with paragraph 22 of this Order.

Notice

22.
An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for the Trust may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), together with any other communications or documents determined by the Trust to be necessary or advisable, shall be sent to Unitholders of record at the addresses for such holders recorded in the records of the Trust at the close of business on the Record Date, and to the directors of EEC, the auditors of EEC and the Executive Director by one or more of the following methods:

(a)
in the case of registered Unitholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the register of the Trust as of the Record Date not later than 21 days prior to the Meeting;

(b)
in the case of non-registered Unitholders, by providing copies thereof to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 —Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) at least four Business Days prior to the 21st day prior to the date of the Meeting;

(c)
in the case of the directors of EEC, by e-mail or pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors not later than 21 days prior to the date of the Meeting;

(d)
in the case of the auditors of the Trust, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the firm of auditors not later than 21 days prior to the date of the Meeting;

(e)
in the case of the Executive Director, by facsimile, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the Executive Director not later than 21 days prior to the date of the Meeting; and

(f)
in the case of the provincial and territorial securities commissions in Canada and the Toronto Stock Exchange (the “TSX”) by electronically filing the meeting materials via the System for Electronic Document Analysis and Retrieval in Canada at least 21 days prior to the date of the Meeting, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meetings.

23.	The Information Circular and related materials shall be deemed to have been received:

(a)	in the case of mailing, three days after the delivery thereof to the post office;

(b)
in the case of delivery in person, upon receipt thereof at the intended recipient’s address, or, in the case of delivery by courier, one Business Day after receipt by the courier, inter-office system or post office;

(c)	in the case of delivery by facsimile, at the time the transmission is complete;

(d)	in the case of distribution by electronic transmission, upon the sending thereof;

(e)	in the case of press release, at the time of dissemination of the press release; and

(f)	in the case of newspaper advertisement, at the time of publication of the newspaper advertisement.

In all such cases leave is granted for service outside Alberta to the extent such leave is required.

24.
Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Unitholders, the directors of EEC, the auditors of the Trust and the Executive Director of:

(a)	the Petition;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting instruction forms and such other material as the Trust may consider fit.

Deposit of Proxies

25.
Proxies must be deposited with the scrutineers at the office of the scrutineers designated in the Notice of Meeting, or with persons appointed by the scrutineers for that purpose, not less than 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting, or any adjournment or postponement of the Meeting.

26.
Proxies must be completed and executed in accordance with the instructions contained thereon.  Proxies must be actually delivered to the Trust or the scrutineers prior to or by the time prescribed in paragraph 25 above, provided that, in the discretion of the Chairman, proxies which are not physically deposited may be accepted by the Chairman if transmitted to the Trust or the scrutineers or the Chairman in a form and/or by a person, prior to or by the above times, reasonably believed by the Chairman to be genuine.

27.
The Chairman is authorized to, but need not, accept any form of proxy other than the form(s) prescribed herein which is reasonably believed by the Chairman to be in a lawful form, to be genuine, and to indicate the voting intention of the Unitholder or its proxy and is authorized to, but need not, accept late proxies.

Revocation of Proxies

28.
Proxies given by Unitholders for use at the Meeting may be revoked at any time prior to their use.  A Unitholder giving a proxy may revoke the proxy:  (a) by instrument in writing executed by the Unitholder or by his or her attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and deposited either with the scrutineers at the office of the scrutineers designated in the Notice of Meeting and/or Information Circular not later than 4:00 p.m. (Calgary time) on the last Business Day preceding the day of the Meeting (or any adjournment or postponement thereof) or with the Chairman on the day of the Meeting (or adjournment or postponement thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; (c) by voting in person at the Meeting (although attendance at the Meeting will not in and of itself constitute a revocation of proxy); or (d) in any other manner permitted by law.

29.	The Chairman shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof:

(a)	has been properly executed;

(b)	has been properly delivered;

(c)	is genuine; and/or

(d)	indicates the intention of the Unitholder submitting the same.

30.
Any ruling of the Chairman shall be final and determinative, provided that:  (a) that the Chairman shall be required to report to the Trust the ruling thereon; and (b) that any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court.

31.
The right is reserved to the Chairman to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the scrutineers prior to the last time at which any proxy or revocation is to be used.

Final Application

32.
Subject to further Order of this Court and provided that the Unitholders have approved the Arrangement and the directors of EEC have not revoked that approval, the Trust may proceed with an application for approval of the Arrangement and the Final Order on May 13, 2010 at 1;30 p.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta.  Subject to the Final Order, and to the issuance of the Certificate, all holders of Trust Units, the Trust, the Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco will be bound by the Arrangement in accordance with its terms.

33.
Any Unitholder or any other interested party (collectively, an “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Trust, on or before 4:00 p.m. (Calgary time) on May 3, 2010, a Notice of Intention to Appear including the Interested Party's address for service, indicating whether such Interested Party intends to support or oppose the application or make submission at the application, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court.  Service of this notice on the Trust shall be effected by service upon the solicitors for the Trust, Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Christopher W. Nixon.

34.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 33 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

35.	The Trust is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

Precedence

36.
To the extent of any inconsistency or discrepancy with respect to the matters determined in the Order, between this Order and the terms of any instrument creating or governing or collateral to the Trust Units or to which the Trust Units are collateral, or to the articles and/or by-laws or other constating documents of the Petitioners, this Order shall govern.

(signed) “Justice Hawco”
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
April 13, 2010.

(signed) “K. McAusland”
Clerk of the Court of Queen's Bench

B-

ACTION NO. 1001-05305                                                                _____________

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

_________________________________________________

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ENTERRA ENERGY TRUST, ENTERRA ENERGY COMMERCIAL TRUST, ENTERRA ENERGY CORP. ENTERRA PRODUCTION PARTNERSHIP, ENTERRA ENERGY PARTNER CORP., ENTERRA EXCHANGECO LTD., EQUAL ENERGY LTD., 1528833 ALBERTA LTD. AND THE UNITHOLDERS OF ENTERRA ENERGY TRUST

_________________________________________________

INTERIM ORDER

_________________________________________________

Stikeman Elliott LLP

Barristers & Solicitors

4300 Bankers Hall West

888 – 3rd Street S.W.

Calgary, Alberta

T2P 5C5

Attention:  Hugh Slocombe

Telephone:  (403) 266-9076

Fax:  (403) 781-9033

File No.:  121092.1011

B-

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

Among

ENTERRA ENERGY TRUST

and

ENTERRA ENERGY COMMERCIAL TRUST

and

ENTERRA ENERGY CORP.

and

ENTERRA PRODUCTION PARTNERSHIP

and

ENTERRA ENERGY PARTNER CORP.

and

ENTERRA EXCHANGECO LTD.

and

EQUAL ENERGY LTD.

and

1528833 ALBERTA LTD.

APRIL 12, 2010

C-

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated effective as of the 12th day of April, 2010,

AMONG:

ENTERRA ENERGY TRUST, a trust established under the Laws of Alberta (hereinafter referred to as the “Trust”)

AND:

ENTERRA ENERGY COMMERCIAL TRUST, a trust established under the Laws of Alberta (hereinafter referred to as the “Commercial Trust”)

AND:

ENTERRA ENERGY CORP., a corporation incorporated under the Business Corporations Act (Alberta) (hereinafter referred to as “EEC”)

AND:

ENTERRA PRODUCTION PARTNERSHIP, a partnership established under the Laws of Alberta (hereinafter referred to as “EPP”)

AND:

ENTERRA ENERGY PARTNER CORP., a corporation incorporated under the Business Corporations Act (Alberta) (hereinafter referred to as “EEPC”)

AND:

ENTERRA EXCHANGECO LTD., a corporation incorporated under the Business Corporations Act (Alberta) (hereinafter referred to as “EEL”)

AND:

EQUAL ENERGY LTD., a corporation incorporated under the Business Corporations Act (Alberta) (hereinafter referred to as “Equal Energy”)

AND:

1528833 ALBERTA LTD., a corporation incorporated under the Business Corporations Act (Alberta) (hereinafter referred to as “Subco”)

WHEREAS:

A.           The Parties wish to propose an arrangement with the holders of Trust Units;

B.	The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA; and

C.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“8.0% Debentures” means the 8.0% convertible unsecured subordinated debentures due December 31, 2011;

“8.25% Debentures” means the 8.25% convertible unsecured subordinated debentures due June 30, 2012;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c B-9, as amended, including the regulations promulgated thereunder;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibit hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Applicable Canadian Securities Laws”, in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Applicable Law” means any applicable Law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

“Arrangement” means the arrangement, under section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached to the Information Circular, which special resolution will be voted on by Unitholders at the Meeting;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

“Board of Directors” means the board of directors of EEC as it may be comprised from time to time;

“Business Day” means a day, other than a Saturday, Sunday or a statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

“Commercial Trust Indenture” means the trust indenture dated November 24, 2003 among Reginald Greenslade and Herman Hartley, as trustees, and Luc Chartrand, as settlor, as may be amended, supplemented, and restated from time to time;

“Court” means the Court of Queen’s Bench of Alberta;

“Debentures” means collectively, the 8.0% Debentures and the 8.25% Debentures;

“Dissent Rights” means the right of a registered holder of Trust Units to dissent to the Arrangement Resolution and to be paid the fair value of the Trust Units in respect of which the Unitholder dissents, pursuant to and in accordance with section 191 of the ABCA and the Interim Order;

“Dissenting Unitholders” means registered Unitholders who validly exercise the Dissent Rights;

“EEC Common Shares” means the common shares of EEC;

“Effective Date” means the date on which the Arrangement is effective under the ABCA;

“Effective Time” means the time at which the Articles of Arrangement are filed with the Director on the Effective Date;

“Equal Energy” means Equal Energy Ltd., a corporation incorporated pursuant to the ABCA and, prior to the completion of the transactions contemplated by the Plan of Arrangement, a wholly-owned subsidiary of the Trust;

“Equal LTIP Plan” means the restricted share and performance share plan of Equal Energy to be approved by the Unitholders at the Meeting, the form of which is attached as Appendix E to the Information Circular;

“Equal Shares” means common shares in the capital of Equal Energy;

“Equal Stock Option Plan” means a stock option plan of Equal Energy to be approved by the Unitholders at the Meeting, the form of which is attached as Appendix D to the Information Circular;

“Final Order” means the order of the Court approving the Arrangement to be applied for following the approval of the Arrangement pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“GAAP” has the meaning ascribed thereto in Section 1.7;

“Partnership Interest” means collectively, the interests of EEC and EEPC in EPP;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Information Circular” means the information circular and proxy statement of the Trust dated April 13, 2010, together with all appendices thereto, distributed to Unitholders in connection with the Meeting;

“Interim Order” means the interim order of the Court dated April 13, 2010 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, a copy of which order is attached as Appendix B to the Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

 “Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, policies, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

“Meeting” means the annual and special meeting of Unitholders to be held on May 12, 2010 and any adjournments thereof to consider and to vote on the Arrangement Resolution and the other matters outlined in the Notice of Meeting;

“Notice of Meeting” means the Notice of Meeting to accompany the Information Circular;

“NYSE” means the New York Stock Exchange;

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them;

“Partners” means, collectively, EEC and EEPC in their capacity as partners of EPP;

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Section 6.2 hereof;

“PU’s” means performance units issued pursuant to the RUPU Plan;

“Registrar” means the Registrar of Corporations appointed under section 263 of the ABCA;

“RU’s” means restricted units issued pursuant to the RUPU Plan;

“RUPU Plan” means the restricted unit and performance unit plan of the Trust;

“SEC” means the United States Securities and Exchange Commission;

“Special Voting Rights” means the special voting rights of the Trust, issued and certified pursuant to the Trust Indenture and entitled to the benefits and subject to the limitations set forth in Section 3.2 of the Trust Indenture;

“subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

“Supplemental Debenture Indenture” means a supplemental indenture to be entered into in accordance with the Debenture Indenture pursuant to which Equal Energy assumes, in accordance with the Plan of Arrangement, all of the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures, which supplemental indenture shall entitle the holders of the Debentures after the Effective Time to acquire Equal Shares, in lieu of Trust Units, on conversion of the Debentures;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“Trustee” means Olympia Trust Company, in its capacity as the trustee under the Trust Indenture;

“Trust Indenture” means the amended and restated trust indenture dated November 25, 2003 among Olympia Trust Company, as trustee, Luc Chartrand as settlor, and EEC, as may be amended, supplemented, and restated from time to time;

“Trust Options” means options to acquire Trust Units issued under or governed by the Trust Unit Option Plan;

“Trust Units” means the trust units of the Trust;

“Trust Unit Option Plan” means the trust unit option plan of the Trust;

“TSX” means the Toronto Stock Exchange;

“Unitholders” means the holders from time to time of Trust Units;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement.  Unless otherwise indicated, all references in this Agreement to an “Article” or “Section” followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to an “Exhibit” followed by a letter refer to the specified exhibit to this Agreement.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Entire Agreement

This Agreement together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6	Currency

All references to “$” or sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless specified otherwise.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature which are required to be made shall be made in a manner consistent with GAAP.

1.8	Trust Power and Capacity

In this Agreement references to the power and capacity of the Trust is deemed to be references to that of the Trustee or its duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of Alberta and pursuant to the powers of the trustees specified in the Trust Indenture.

1.9	Construction

In this Agreement, unless otherwise indicated:

(a)
the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)
a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)
a reference to an “approval”, “authorization”, “consent”, “designation”, “notice” or “agreement” means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d)
the phrase “ordinary course of business”, or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(f)	time is of the essence.

1.10	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

1.11	Exhibit

The following exhibit attached hereto is incorporated into and forms an integral part of this Agreement:

A           -           Plan of Arrangement

ARTICLE 2

THE ARRANGEMENT

2.1	Covenants of the Parties Regarding the Arrangement

Each of the Parties covenants and agrees that it will:

(a)
as soon as reasonably practicable, apply to the Court in a manner acceptable to the Trust, acting reasonably, under Section 193 of the ABCA and diligently prosecute an application for the Interim Order;

(b)
convene and hold the Meeting as promptly as practicable in accordance with the Interim Order or otherwise as required by Applicable Laws for the purpose of considering and, if deemed advisable, approving the Arrangement and the transactions contemplated thereby (and for any other proper purpose as may be set out in the Notice of Meeting);

(c)
subject to obtaining the approval(s) as are required by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order; and

(d)
subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, send to the Registrar, for endorsement and filing by the Registrar, the Articles of Arrangement and such other documents as may be required in connection therewith under the ABCA to give effect to the Arrangement.

2.2	Interim Order

The application for an Interim Order referred to in Section 2.1(a) shall provide that:

(a)	the securities of the Trust for which holders shall be entitled to vote on the Arrangement Resolution at the Meeting shall be the Trust Units;

(b)	each Unitholder shall be entitled to one vote for each Trust Unit held by such holder; and

(c)	the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Unitholders, present in person or by proxy at the Meeting.

2.3	Information Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws: (i) the Parties shall cooperate in the preparation of the Information Circular, together with any and all other documents required by the ABCA or other Applicable Laws in connection with the Arrangement; (ii) the Trust shall cause the Information Circular to be mailed to Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same is required to be mailed and filed; and (iii) the Trust shall convene and hold the Meeting, at which meeting the Arrangement Resolution, any resolution required by the TSX, NYSE or Applicable Canadian Securities Laws, a resolution approving the Equal Stock Option Plan, a resolution approving the Equal LTIP Plan and such other security based compensation arrangements as may be mutually agreed to between the Parties, together with any other resolutions reasonably required in the opinion of the Trust, shall be submitted to Unitholders entitled to vote upon such resolutions for approval.

2.4	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3

COVENANTS

3.1	Covenants of the Trust

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws the Trust covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a)
take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b)
use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments, including the consent of its bank lenders and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(d)
make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e)
subject to the approval of the Arrangement Resolution by the Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with the Commercial Trust, EEC, EPP, EEPC, EEL, Equal Energy and Subco, for the Final Order;

(f)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(g)
upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(10) of the ABCA;

(h)
until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, book, records, agreements and commitments of the Trust and its subsidiaries and provide all such information concerning the Trust and its subsidiaries as the other Parties may reasonably request;

(i)	until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(j)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(k)
use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Trust or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(l)	until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to the business and affairs of the Trust and its subsidiaries;

(m)
until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n)
on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from the Trust relating to the transactions contemplated hereby (including the Arrangement);

(o)
until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(p)
make an application to (i) the TSX for conditional approval of the listing on the TSX of the Equal Shares to be issued to Unitholders and Debentures to be assumed by Equal Energy pursuant to the Arrangement; (ii) the TSX for delisting of the Trust Units from the TSX; (iii) the TSX for approval of the Equal Stock Option Plan, the Equal LTIP Plan and such other security based compensation arrangements as may be mutually agreed to among the Parties; and (iv) the NYSE for the listing on the NYSE of the Equal Shares to be issued to Unitholders pursuant to the Arrangement;

(q)	enter into the Supplemental Debenture Indenture on or prior to the Effective Time;

(r)
solicit proxies to be voted at the Meeting in favour of matters to be considered at the Meeting, including the Arrangement Resolution, provided that the Trust may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(s)
convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Trust Indenture and any instrument governing the Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(t)
in the event that Dissent Rights are given to Unitholders under the terms of the Interim Order, promptly advise Equal Energy of the number of Trust Units for which the Trust receives notices of dissent or written objections to the Arrangement and provide Equal Energy with copies of such notices and written objections;

(u)
until the Effective Date, other than the issuance of Trust Units on exercise of outstanding Trust Options, RU’s or PU’s or in connection with the conversion of any Debentures, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(v)
until the Effective Date, not declare or pay any distributions or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any Trust Units without the prior written consent of the other Parties, not to be unreasonably withheld; and

(w)	on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

3.2	Covenants of each of the Commercial Trust, EEC, EPP, EEPC and EEL

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws each of the Commercial Trust, EEC, EPP, EEPC and EEL covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a)
take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b)
use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments, including the consent of its bank lenders and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(d)
make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e)
subject to the approval of the Arrangement Resolution by the Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with each of the other Parties, for the Final Order;

(f)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(g)
upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(10) of the ABCA;

(h)
until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its, and its subsidiaries’, assets, properties, book, records, agreements and commitments and provide all such information concerning it and its subsidiaries as the other Parties may reasonably request;

(i)	until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(j)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(k)
use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(l)	until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to its business and affairs and that of its subsidiaries;

(m)
until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n)
on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from it relating to the transactions contemplated hereby (including the Arrangement);

(o)
until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(p)	until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(q)
until the Effective Date, not declare or pay any distributions or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any securities without the prior written consent of the other Parties, not to be unreasonably withheld; and

(r)	on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

3.3	Covenants of Equal Energy and Subco

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws each of Equal Energy and Subco covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a)
take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b)
use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments, including the consent of its bank lenders and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(d)
make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e)
subject to the approval of the Arrangement Resolution by the Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with each of the other Parties, for the Final Order;

(f)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(g)
upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(10) of the ABCA;

(h)
until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its, and its subsidiaries’, assets, properties, book, records, agreements and commitments and provide all such information concerning it and its subsidiaries as the other Parties may reasonably request;

(i)	until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(j)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(k)
use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(l)	until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to its business and affairs and that of its subsidiaries;

(m)
until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n)
on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from it relating to the transactions contemplated hereby (including the Arrangement);

(o)
until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(p)
until the Effective Date, not declare or pay any distributions or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any securities without the prior written consent of the other Parties, not to be unreasonably withheld;

(q)	in the case of Equal Energy, reserve and authorize for issuance the Equal Shares issuable pursuant to the Arrangement;

(r)
until the Effective Date, other than the Equal Shares issued or to be issued pursuant to the Arrangment, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(s)	in the case of Equal Energy, prior to the Effective Date, cooperate with the Trust and EEC in making the application to list the Equal Shares on the TSX and the NYSE; and

(t)	on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

3.4	Amendments to the Trust Indenture and the Commercial Trust Indenture

The Parties agree that pursuant to the Arrangement, each of the Trust Indenture and Commercial Trust Indenture shall be amended in a manner satisfactory to the Trust and the Commercial Trust, acting reasonably, as necessary to facilitate the Arrangement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a)
Organization and Qualification.  The Trust is a trust duly created and validly existing under the Laws of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted.  The Trust is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a material adverse effect on the Trust.

(b)
Authority Relative to this Agreement.  EEC has the requisite corporate power and authority to execute this Agreement in its capacity as administrator of the Trust and the Trust has the requisite trust power and authority, as applicable, to carry out its obligations hereunder.  The execution and delivery of this Agreement and the consummation by the Trust of the Arrangement and any transactions contemplated by this Agreement have been duly authorized by the Board of Directors and, subject to the requisite approval of the Unitholders, no other proceedings on the part of the Trust is necessary to authorize this Agreement or the Arrangement or any other transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by EEC for and on behalf of the Trust and constitutes a legal, valid and binding obligation of the Trust enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i)	do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii)
do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject; and

(iii)
do not, and will not as of the Effective Date, violate any provision of Law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust.

(d)
Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of the Trust, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Trust or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of the Trust which, if successful, would reasonably be expected to have a material adverse effect on the Trust, or would significantly impede the ability of the Trust to consummate the Arrangement.

(e)
Reporting Issuer Status.  The Trust is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein.  The Trust Units are listed and posted for trading on the TSX and the NYSE and the Trust is in material compliance with the rules of the TSX and the NYSE.

(f)
Capitalization.  As of the date hereof, the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Rights.  As of the date hereof, there were issued and outstanding 65,168,910 Trust Units and no Special Voting Rights.  Other than 2,696,000 Trust Units issuable pursuant to outstanding Trust Options and 1,992,759 Trust Units issuable pursuant to RU’s and those Trust Units that would be issuable pursuant to the conversion of any Debentures, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Trust of any securities of the Trust (including Trust Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Trust (including Trust Units).  All outstanding Trust Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Trust Units issuable pursuant to the Trust Unit Option Plan in accordance with their terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(g)
Ownership of subsidiaries.  As of the date hereof, the Trust is the beneficial direct or indirect owner of all of the outstanding shares, trust units and partnership units, as applicable, of the subsidiaries of the Trust with good title thereto free and clear of any and all encumbrances.  There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Trust’s subsidiaries of any securities of the Trust’s subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Trust’s subsidiaries.  All outstanding securities of the Trust’s subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(h)
No Orders.  No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Trust Units or any other securities of the Trust has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of the Trust, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(i)
Compliance with Laws.  The Trust has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of the Trust or on the ability of the Trust to consummate the Arrangement.

(j)	Mutual Fund Trust. The Trust is a “mutual fund trust” and a “unit trust” within the meaning of the Tax Act.

(k)	Foreign Private Issuer. The Trust is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(l)
Board Approval.  The Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement is in the best interests of the Trust and the Unitholders.

(m)
Information Circular.  As of the dates on which the information is given, such information set forth in the Information Circular regarding the Trust and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof that has not been publicly disclosed.

4.2	Representations and Warranties of Commercial Trust

Commercial Trust represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a)
Organization and Qualification.  Commercial Trust is a trust duly created and validly existing under the Laws of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted.  Commercial Trust is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a material adverse effect on Commercial Trust.

(b)
Authority Relative to this Agreement.  The trustees of Commercial Trust have the requisite power and authority to execute this Agreement in their capacity as trustees of Commercial Trust and Commercial Trust has the requisite trust power and authority, as applicable, to carry out its obligations hereunder.  The execution and delivery of this Agreement and the consummation by Commercial Trust of the Arrangement and any transactions contemplated by this Agreement have been duly authorized by the trustees of Commercial Trust and, subject to the requisite approval of the Unitholders, no other proceedings on the part of Commercial Trust is necessary to authorize this Agreement or the Arrangement or any other transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by the trustees of Commercial Trust for and on behalf of Commercial Trust and constitutes a legal, valid and binding obligation of Commercial Trust enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i)	do not and will not result in the breach of, or violate any term or provision of, the governing documents of Commercial Trust;

(ii)
do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which Commercial Trust is a party or by which it is bound and which is material to Commercial Trust or to which any material property of Commercial Trust is subject; and

(iii)
do not, and will not as of the Effective Date, violate any provision of Law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Commercial Trust, the breach of which would have a material adverse effect on Commercial Trust.

(d)
Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of Commercial Trust, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Commercial Trust or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of Commercial Trust which, if successful, would reasonably be expected to have a material adverse effect on Commercial Trust, or would significantly impede the ability of the Trust to consummate the Arrangement.

(e)
Capitalization.  As of the date hereof, the authorized capital of Commercial Trust consists of an unlimited number of trust units.  As of the date hereof, there were issued and outstanding 10 trust units.  There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Commercial Trust of any securities of Commercial Trust or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Commercial Trust.  All outstanding trust units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

4.3	Representations and Warranties of EEC

EEC represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a)
Organization.  EEC is a corporation duly amalgamated and validly existing under the laws of Alberta and has the requisite corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b)
Capitalization.  The authorized capital of EEC consists, or will consist as of the Effective Date, of an unlimited number of EEC Common Shares, an unlimited number of preferred shares, issuable in series and an unlimited number of exchangeable shares, issuable in series, of which as at the date hereof 100 EEC Common Shares, no preferred shares and no exchangeable shares are issued and outstanding as fully paid and non-assessable.

(c)	No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i)	do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of EEC;

(ii)
do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which EEC is a party or by which it is bound and which is material to EEC or to which any material property of EEC is subject; and

(iii)
do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to EEC, the breach of which would have a material adverse effect on EEC.

(d)
Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of EEC, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect EEC or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of EEC which, if successful, would reasonably be expected to have a material adverse effect on EEC, or would significantly impede the ability of the Trust to consummate the Arrangement.

(e)
Enforceability.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of EEC and this Agreement constitutes a valid and binding obligation of EEC enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f)
Securities.  No Person holds any securities convertible or exchangeable into unissued shares or other securities of EEC or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of EEC, except as required pursuant to this Agreement and Plan of Arrangement.

4.4	Representations and Warranties of EPP

EPP represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a)
Organization.  EPP is a partnership duly created and validly existing under the Laws of Alberta and has the requisite partnership power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b)	Capitalization. The authorized capital of EPP consists of the Partnership Interest.

(c)	No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i)	do not and will not result in the breach of, or violate any term or provision of, the governing documents of EPP;

(ii)
do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which EPP is a party or by which it is bound and which is material to EPP or to which any material property of EPP is subject; and

(iii)
do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to EPP, the breach of which would have a material adverse effect on EPP.

(d)
Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of EPP, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect EPP or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of EPP which, if successful, would reasonably be expected to have a material adverse effect on EPP, or would significantly impede the ability of the Trust to consummate the Arrangement.

(e)
Enforceability.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the Partners of EPP, and this Agreement constitutes a valid and binding obligation of EPP enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f)
Securities.  No Person holds any securities convertible or exchangeable into unissued units or other securities or interest of EPP or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued units or other securities or interest of EPP, except as required pursuant to this Agreement and the Plan of Arrangement.

4.5	Representations and Warranties of EEPC

EEPC represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a)
Organization.  EEPC is a corporation duly incorporated and validly existing under the laws of Alberta and has the requisite corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b)
Capitalization.  The authorized capital of EEPC consists, or will consist as of the Effective Date, of an unlimited number of common shares, of which as at the date hereof one common share is issued and outstanding as fully paid and non-assessable.

(c)	No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i)	do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of EEPC;

(ii)
do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which EEPC is a party or by which it is bound and which is material to EEPC or to which any material property of EEPC is subject; and

(iii)
do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to EEPC, the breach of which would have a material adverse effect on EEPC.

(d)
Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of EEPC, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect EEPC or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of EEPC which, if successful, would reasonably be expected to have a material adverse effect on EEPC, or would significantly impede the ability of the Trust to consummate the Arrangement.

(e)
Enforceability.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of EEPC and this Agreement constitutes a valid and binding obligation of EEPC enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f)
Securities.  No Person holds any securities convertible or exchangeable into unissued shares or other securities of EEPC or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of EEPC, except as required pursuant to this Agreement and Plan of Arrangement.

4.6	Representations and Warranties of EEL

EEL represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a)
Organization.  EEL is a corporation duly incorporated and validly existing under the laws of Alberta and has the requisite corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b)
Capitalization.  The authorized capital of EEL consists, or will consist as of the Effective Date, of an unlimited number of common shares and an unlimited number of preferred shares, of which as at the date hereof one common share and no preferred shares are issued and outstanding as fully paid and non-assessable.

(c)	No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i)	do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of EEL;

(ii)
do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which EEL is a party or by which it is bound and which is material to EEL or to which any material property of EEL is subject; and

(iii)
do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to EEL, the breach of which would have a material adverse effect on EEL.

(d)
Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of EEL, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect EEL or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of EEL which, if successful, would reasonably be expected to have a material adverse effect on EEL, or would significantly impede the ability of the Trust to consummate the Arrangement.

(e)
Enforceability.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of EEL and this Agreement constitutes a valid and binding obligation of EEL enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f)
Securities.  No Person holds any securities convertible or exchangeable into unissued shares or other securities of EEL or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of EEL, except as required pursuant to this Agreement and Plan of Arrangement.

4.7	Representations and Warranties of Equal Energy

Equal Energy represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a)
Organization.  Equal Energy is a corporation duly incorporated and validly existing under the laws of Alberta and has the requisite corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b)
Capitalization.  The authorized capital of Equal Energy consists, or will consist as of the Effective Date, of an unlimited number of Equal Shares of which as at the date hereof one (1) Equal Share is issued and outstanding as fully paid and non-assessable.

(c)	No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i)	do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Equal Energy;

(ii)
do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which Equal Energy is a party or by which it is bound and which is material to Equal Energy or to which any material property of Equal Energy is subject; and

(iii)
do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Equal Energy, the breach of which would have a material adverse effect on Equal Energy.

(d)
Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of Equal Energy, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Equal Energy or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of Equal Energy which, if successful, would reasonably be expected to have a material adverse effect on Equal Energy, or would significantly impede the ability of the Trust to consummate the Arrangement.

(e)
Enforceability.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Equal Energy and this Agreement constitutes a valid and binding obligation of Equal Energy enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f)
Securities.  No Person holds any securities convertible or exchangeable into unissued shares or other securities of Equal Energy or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of Equal Energy, except as required pursuant to this Agreement and Plan of Arrangement.

(g)	Business. Equal Energy has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

4.8	Representations and Warranties of Subco

Subco represents and warrants to and in favour of the other Parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

(a)
Organization.  Subco is a corporation duly incorporated and validly existing under the laws of Alberta and has the requisite corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder.

(b)
Capitalization.  The authorized capital of Subco consists, or will consist as of the Effective Date, of an unlimited number of common shares of which as at the date hereof one (1) common share is issued and outstanding as fully paid and non-assessable.

(c)	No Violations. The execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i)	do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Subco;

(ii)
do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which Subco is a party or by which it is bound and which is material to Subco or to which any material property of Subco is subject; and

(iii)
do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Subco, the breach of which would have a material adverse effect on Subco.

(d)
Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of Subco, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Subco or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which actions, suits or proceedings, individually or in aggregate, involves a possibility of any judgment against or liability of Subco which, if successful, would reasonably be expected to have a material adverse effect on Subco, or would significantly impede the ability of the Trust to consummate the Arrangement.

(e)
Enforceability.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Subco and this Agreement constitutes a valid and binding obligation of Subco enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f)
Securities.  No Person holds any securities convertible or exchangeable into unissued shares or other securities of Subco or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of Subco, except as required pursuant to this Agreement and Plan of Arrangement.

(g)	Business. Subco has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

ARTICLE 5

CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)
the Arrangement Resolution shall have been approved by the requisite number of votes cast by the holders of Trust Units in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c)
in the event that Dissent Rights are given to Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Trust Units shall have validly exercised Dissent Rights;

(d)
the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties acting reasonably, on appeal or otherwise;

(e)
all necessary documents filed with the Registrar in accordance with the Plan of Arrangement shall be in form and substance satisfactory to each of the Parties acting reasonably and shall have been accepted for filing by the Registrar together with the Articles of Arrangement in accordance with Section 193 of the ABCA;

(f)	the Arrangement shall have become effective on or prior to December 31, 2010;

(g)	there shall have been no action taken under any Applicable Law and there shall not be in force any order or decree of any governmental authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii)	results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(h)
there shall have been no material change with respect to the income tax laws or policies of Canada or any province thereof which would have a material adverse effect on the reorganization of the Trust as contemplated by the Plan of Arrangement;

(i)	all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained; and

(j)
the TSX shall have conditionally approved the listing or the substitutional listing of the Equal Shares and the Debentures to be issued pursuant to the Arrangement, the Equal Option Plan, the Equal LTIP Plan and other equity compensation plans of Equal Energy (if any), subject only to the filing of required documents which cannot be filed prior to the Effective Date; and

(k)	an application shall have been submitted to the NYSE regarding the listing or the substitutional listing of the Equal Shares to be issued pursuant to the Arrangement.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by each of the Parties regardless of the circumstances and may be waived by each of the Parties in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which any such Parties may have.

5.2	Additional Conditions to Obligations of the Trust

The obligations of the Trust to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the other Parties in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b)	none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c)
each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d)	the Board of Directors shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Unitholders.

The conditions in this Section 5.2 are for the exclusive benefit of the Trust and may be asserted by the Trust regardless of the circumstances or may be waived by the Trust in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Trust may have.

5.3	Additional Conditions to Obligations of Commercial Trust

The obligation of Commercial Trust to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the other Parties in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b)	none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c)
each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d)
prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Trust and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.3 are for the exclusive benefit of Commercial Trust and may be asserted by Commercial Trust regardless of the circumstances or may be waived by Commercial Trust in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Commercial Trust may have.

5.4	Additional Conditions to Obligations of EEC

The obligation of EEC to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the other Parties in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b)	none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c)
each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d)
prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Trust and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.4 are for the exclusive benefit of EEC and may be asserted by EEC regardless of the circumstances or may be waived by EEC in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which EEC may have.

5.5	Additional Conditions to Obligations of EPP

The obligation of EPP to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the other Parties in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b)	none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c)
each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d)
prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Trust and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.5 are for the exclusive benefit of EPP and may be asserted by EPP regardless of the circumstances or may be waived by EPP in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which EPP may have.

5.6	Additional Conditions to Obligations of EEPC

The obligation of EEPC to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the other Parties in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b)	none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c)
each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d)
prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Trust and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.6 are for the exclusive benefit of EEPC and may be asserted by EEPC regardless of the circumstances or may be waived by EEPC in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which EEPC may have.

5.7	Additional Conditions to Obligations of EEL

The obligation of EEL to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the other Parties in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b)	none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c)
each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d)
prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Trust and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

(e)
The conditions in this Section 5.7 are for the exclusive benefit of EEL and may be asserted by EEL regardless of the circumstances or may be waived by EEL in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which EEL may have.

5.8	Additional Conditions to Obligations of Equal Energy

The obligation of Equal Energy to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the other Parties in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b)	none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c)
each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d)
prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Trust and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.8 are for the exclusive benefit of Equal Energy and may be asserted by Equal Energy regardless of the circumstances or may be waived by Equal Energy in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Equal Energy may have.

5.9	Additional Conditions to Obligations of Subco

The obligation of Subco to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the other Parties in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b)	none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c)
each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

(d)
prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Trust and its subsidiaries (taken as a whole) from that reflected in the Information Circular.

The conditions in this Section 5.9 are for the exclusive benefit of Subco and may be asserted by Subco regardless of the circumstances or may be waived by Subco in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Subco may have.

5.10	Notice and Effect of Failure to Comply with Conditions

(a)
Each of the Parties shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)
If any of the conditions precedents set forth in Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.6, 5.7, 5.8 or 5.9 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 7.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent.  More than one such notice may be delivered by a Party.

5.11	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6

AMENDMENT

6.1	Amendment of Agreement

This Agreement (excluding the Plan of Arrangement) may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the Unitholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Unitholders without approval by the Unitholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

6.2	Amendment of Plan of Arrangement

(a)
The Parties may agree to amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Trust Units if and as required by the Court.

(b)
Any amendment to the Plan of Arrangement agreed to by the Parties at any time prior to or at the Meeting, which is proposed and accepted by the holders of Trust Units voting at the Meeting, shall become part of the Plan of Arrangement for all purposes.

(c)	Any amendment to the Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Parties.

ARTICLE 7

TERMINATION

7.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of the Parties;

(b)	as provided in Article 5; or

(c)	if the Arrangement shall have not become effective on or before 11:59 p.m. (MST) on December 31, 2010 or such later date as may be agreed to by the Parties.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (c) of this Section 7.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to any other Party hereunder.

ARTICLE 8

NOTICES

8.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)	in the case of the Trust, to:

Enterra Energy Trust
c/o Enterra Energy Corp.
2700, 500 – 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Attention:                       President & Chief Executive Officer
Facsimile:                      (403) 294-1197

with a copy to:

Olympia Trust Company
Suite 2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6

Attention:                       Manager, Client Services
Facsimile:                      (403) 265-1455

(b)	in the case of Commercial Trust, to:

Enterra Energy Commercial Trust
2700, 500 – 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Attention:                       Don Klapko - Trustee
Facsimile:                      (403) 294-1197

(c)	in the case of EEC, to:

Enterra Energy Corp.
2700, 500 – 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Attention:                       President & Chief Executive Officer
Facsimile:                      (403) 294-1197

(d)	in the case of EPP, to:

Enterra Production Partnership
c/o Enterra Energy Corp.
2700, 500 – 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Attention:                       President & Chief Executive Officer
Facsimile:                      (403) 294-1197

(e)	in the case of EEPC, to:

Enterra Energy Partner Corp.
2700, 500 – 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Attention:                       President & Chief Executive Officer
Facsimile:                      (403) 294-1197

(f)	in the case of EEL, to:

Enterra Exchangeco Ltd.
2700, 500 – 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Attention:                       President & Chief Executive Officer
Facsimile:                      (403) 294-1197

(g)	in the case of Equal Energy, to:

Equal Energy Ltd.
2700, 500 – 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Attention:                       President & Chief Executive Officer
Facsimile:                      (403) 294-1197

(h)	in the case of Subco, to:

1528833 Alberta Ltd.
2700, 500 – 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Attention:                       President & Chief Executive Officer
Facsimile:                      (403) 294-1197

and in each such case, with a copy to:

Stikeman Elliott LLP
4300, 888 – 3rd Street S.W.
Calgary, Alberta  T2P 5C5

Attention:                       Christopher Nixon
Facsimile:                      (403) 266-9034

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing.  The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 9

GENERAL

9.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

9.2	Expenses

Each of the Parties hereto shall pay its expenses in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated hereby or incidental hereto.

9.3	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Parties to this Agreement.

9.4	Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may not be ordered.

9.5	Survival of Representations and Warranties

The representations and warranties contained herein shall survive until the Effective Date and shall expire and be terminated and extinguished at and from the Effective Time and no Party shall have any liability or further obligations to any party hereunder in respect of such representations or warranties thereafter.

9.6	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.7	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of any other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.8	Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.  Delivery of counterparts may be effected by facsimile transmission.

9.9	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.10	Limitations on Liability

The Parties hereto acknowledge that:

(a)
EEC is entering into this Agreement in its own capacity and for on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon EEC or any of the Unitholders and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture; and

(b)
the trustees of the Commercial Trust are entering into this Agreement solely in their capacity as trustees on behalf of Commercial Trust and the obligations of Commercial Trust hereunder shall not be personally binding upon the trustees of Commercial Trust or any of the unitholders of Commercial Trust and that any recourse against Commercial Trust, the trustees of Commercial Trust, or any unitholder of Commercial Trust in any manner in respect of any indebtedness, obligation or liability of Commercial Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Commercial Trust Indenture.

[The remainder of this page is left blank intentionally]

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ENTERRA ENERGY TRUST, by its administrator, ENTERRA ENERGY CORP.		ENTERRA ENERGY COMMERCIAL TRUST, by its trustee, BLAINE BOERCHERS
Per:	(signed) “Blaine Boerchers”	Per:	(signed) “Blaine Boerchers”

ENTERRA ENERGY CORP.		ENTERRA PRODUCTION PARTNERSHIP, by its general partner, ENTERRA ENERGY CORP.
Per:	(signed) “Blaine Boerchers”	Per:	(signed) “Blaine Boerchers”

ENTERRA ENERGY PARTNER CORP.		ENTERRA EXCHANGECO LTD.
Per:	(signed) “Blaine Boerchers”	Per:	(signed) “Blaine Boerchers”

EQUAL ENERGY LTD.		1528833 ALBERTA LTD.
Per:	(signed) “Blaine Boerchers”	Per:	(signed) “Blaine Boerchers”

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EXHIBIT A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“8.0% Debentures” means the 8.0% convertible unsecured subordinated debentures due December 31, 2011;

(b)	“8.25% Debentures” means the 8.25% convertible unsecured subordinated debentures due June 30, 2012;

(c)	“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c B-9, as amended, including the regulations promulgated thereunder;

(d)
“Applicable Canadian Securities Laws”, in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(e)
“Applicable Law” means any applicable Law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(f)	“Arrangement” means the arrangement, under section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

(g)
“Arrangement Agreement” means the arrangement agreement dated as of April 12, 2010 among the Parties, providing for the implementation of the Arrangement, as from time to time amended, supplemented or restated.

(h)
“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached to the Information Circular, which special resolution will be voted on by Unitholders at the Meeting;

(i)
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(j)
“Business Day” means a day, other than a Saturday, Sunday or a statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(k)	“Certificate” means the certificate of arrangement to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(l)	“Commercial Trust” means Enterra Energy Commercial Trust, an unincorporated trust governed by the laws of Alberta and a wholly-owned subsidiary of the Trust;

(m)
“Commercial Trust Indenture” means the trust indenture dated November 24, 2003 among Reginald Greenslade and Herman Hartley, as trustees, and Luc Chartrand, as settlor, as may be amended, supplemented, and restated from time to time;

(n)	“Court” means the Court of Queen’s Bench of Alberta;

(o)	“Debentures” means collectively, the 8.0% Debentures and the 8.25% Debentures;

(p)	“Debentureholders” means the holders of Debentures from time to time;

(q)	“Debenture Note” means an unsecured promissory note issued by EEC to Equal Energy in exchange for the assumption by Equal Energy of the obligations and liabilities under the Debentures;

(r)	“Depositary” means Olympia Trust Company;

(s)
“Dissent Rights” means the right of a registered holder of Trust Units to dissent to the Arrangement Resolution and to be paid the fair value of the Trust Units in respect of which the Unitholder dissents, pursuant to and in accordance with section 191 of the ABCA and the Interim Order;

(t)	“Dissenting Unitholders” means registered Unitholders who validly exercise the Dissent Rights;

(u)	“EEC” means Enterra Energy Corp., a corporation amalgamated under the ABCA;

(v)	“EEC Common Shares” means the common shares of EEC;

(w)	“EEL” means Enterra Exchangeco Ltd., a corporation incorporated under the ABCA;

(x)	“EEPC” means Enterra Energy Partner Corp., a corporation incorporated under the ABCA;

(y)	“Effective Date” means the date on which the Arrangement is effective under the ABCA;

(z)	“Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(aa)
“Equal Energy” means Equal Energy Ltd., a corporation incorporated pursuant to the ABCA and, prior to the completion of the transactions contemplated by the Plan of Arrangement, a wholly-owned subsidiary of the Trust;

(bb)	“Equal Shares” means common shares in the capital of Equal Energy;

(cc)	“Exchangeable Shares” means the exchangeable shares in the capital of EEC;

(dd)
“Final Order” means the order of the Court approving the Arrangement to be applied for following the approval of the Arrangement pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ee)
“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ff)
“Information Circular” means the information circular and proxy statement of the Trust dated April 13, 2010, together with all appendices thereto, distributed to Unitholders in connection with the Meeting;

(gg)
“Interim Order” means the interim order of the Court dated April 13, 2010 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, a copy of which order is attached as Appendix B to the Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh)
“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, policies, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

(ii)
“Meeting” means the annual and special meeting of Unitholders to be held on May 12, 2010 and any adjournments thereof to consider and to vote on the Arrangement Resolution and the other matters outlined in the Notice of Meeting;

(jj)	“NYSE” means the New York Stock Exchange;

(kk)	“Parties” means, collectively, the parties to the Arrangement Agreement, and “Party” means any one of them;

(ll)	“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(mm)	“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with Article 6 hereof and Section 6.2 of the Arrangement Agreement;

(nn)	“PU’s” means performance units issued pursuant to the RUPU Plan;

(oo)	“Registrar” means the Registrar of Corporations appointed under section 263 of the ABCA;

(pp)	“RU’s” means restricted units issued pursuant to the RUPU Plan;

(qq)	“RUPU Plan” means the restricted unit and performance unit plan of the Trust;

(rr)	“RUPUs” means collectively, RU’s and PU’s;

(ss)	“Subco” means “1528833 Alberta Ltd.”, a corporation incorporated pursuant to the ABCA and a wholly-owned subsidiary of Equal Energy;

(tt)
“subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(uu)
“Supplemental Debenture Indenture” means a supplemental indenture to be entered into in accordance with the Debenture Indenture pursuant to which Equal Energy assumes, in accordance with the Plan of Arrangement, all of the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures, which supplemental indenture shall entitle the holders of the Debentures after the Effective Time to acquire Equal Shares, in lieu of Trust Units, on conversion of the Debentures;

(vv)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(ww)	“Trust” means Enterra Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Trust Indenture;

(xx)	“Trustee” means Olympia Trust Company, in its capacity as the trustee under the Trust Indenture;

(yy)
“Trust Indenture” means the amended and restated trust indenture dated November 25, 2003 among Olympia Trust Company, as trustee, Luc Chartrand as settlor, and EEC, as may be amended, supplemented, and restated from time to time;

(zz)	“Trust Options” means options to acquire Trust Units issued under or governed by the Trust Unit Option Plan;

(aaa)	“Trust Units” means the trust units of the Trust;

(bbb)	“Trust Unit Option Plan” means the trust unit option plan of the Trust, as amended from time to time;

(ccc)	“TSX” means the Toronto Stock Exchange;

(ddd)	“Unitholders” means the holders from time to time of Trust Units; and

(eee)	“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2
The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5
In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7	Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

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ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2
This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Unitholders; (ii) the Trust; (iii) Commercial Trust; (iv) EEC; (v) EPP; (vi) EEPC; (vii) EEL; (viii) Equal Energy; and (ix) Subco.

2.3
The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1	The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

Amendment to the Trust Indenture and the Commercial Trust Indenture

(a)	the Trust Indenture and the Commercial Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Dissenting Unitholders

(b)
the Trust Units held by Dissenting Unitholders, respectively, who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to the Trust (free of any claims) and cancelled and cease to be outstanding, and as of the Effective Time such Dissenting Unitholders shall cease to have any rights as unitholders of the Trust other than the right to be paid the fair value of their Trust Units by the Trust;

Exchange of Trust Units for Equal Shares

(c)
each Trust Unit (other than those previously held by Dissenting Unitholders) shall be sold, assigned and transferred by the Unitholders to Equal Energy (free of any claims) in exchange for Equal Shares on the basis of one-third of one Equal Share for each Trust Unit so sold, assigned and transferred;

Contribution of Trust Units to Subco

(d)
each Trust Unit (other than those previously held by Dissenting Unitholders) shall be sold, assigned and transferred by Equal Energy to Subco (free of any claims) in exchange for one common share of Subco;

Dissolution of Commercial Trust

(e)	the dissolution of Commercial Trust shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of Commercial Trust shall be assigned, transferred and conveyed to the Trust;

(ii)	an undivided interest in all of the liabilities of Commercial Trust shall be assumed by the Trust; and

(iii)	Commercial Trust shall be dissolved;

Dissolution of the Trust

(f)	the dissolution of the Trust shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of the Trust shall be assigned, transferred and conveyed to Subco;

(ii)	an undivided interest in all of the liabilities of the Trust, including without limitation, the Debentures, shall be assumed by Subco; and

(iii)	the Trust shall be dissolved;

EEC acquires Subco

(g)	the outstanding common share of Subco shall be sold, assigned and transferred by Equal Energy to EEC (free of any claims) in exchange for one common share of EEC;

Dissolution of Subco

(h)	the dissolution of Subco shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of Subco shall be assigned, transferred and conveyed to EEC;

(ii)	an undivided interest in all of the liabilities of Subco, including without limitation, the Debentures, shall be assumed by EEC; and

(iii)	Subco shall be dissolved;

Dissolution of EEL

(i)	the dissolution of EEL shall become effective pursuant to which:

(i)	an undivided interest in all of the assets of EEL shall be assigned, transferred and conveyed to EEC;

(ii)	an undivided interest in all of the liabilities of EEL shall be assumed by EEC; and

(iii)	EEL shall be dissolved;

Change of Names of Certain Trust Subsidiaries

(j)	EEC, EEPC and EPP shall change their names as follows:

(i)	EEC shall be renamed “Equal Energy Holdings Ltd.”;

(ii)	EEPC shall be renamed “Equal Energy Partner Corp.”; and

(iii)	EPP shall be renamed “Equal Energy Production Partnership”

Assumption of Debentures by Equal Energy

(k)
Equal Energy shall assume all the covenants and obligations of EEC under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of Equal Energy entitling the holders thereof, as against Equal Energy, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, Equal Energy shall enter into the Supplemental Debenture Indenture with the Olympia Trust Company, in its capacity as trustee of the Debentures, in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

(l)	EEC shall issue the Debenture Note to Equal Energy in exchange for the assumption, by Equal Energy, of the covenants and obligations of EEC pursuant to Section 3.1(k);

Conversion of Trust Options and Termination of the Trust Unit Option Plan

(m)
all outstanding Trust Options shall become stock options to acquire an equivalent number of Equal Shares, subject to any adjustments resulting from the consolidation of the Trust Units upon completion of the Plan of Arrangement, in accordance with the terms of the Trust Unit Option Plan and the Trust Unit Option Plan shall be terminated and all agreements representing Trust Options shall be amended to the extent necessary to facilitate the conversion of Trust Options to stock options of Equal Energy;

Conversion of RU’s and PU’s and Termination of the RUPU Plan

(n)
all outstanding RU’s and PU’s shall become restricted shares or performance shares, as applicable, entitling the holder to acquire Equal Shares, subject to any adjustments resulting from the consolidation of the Trust Units upon completion of the Plan of Arrangement, in accordance with the terms of the RUPU Plan and the RUPU Plan shall be terminated and all agreements representing RU’s and PU’s shall be amended to the extent necessary to facilitate the conversion of the RU’s and PU’s, as applicable, to restricted shares or performance shares of Equal Energy; and

Elimination of Consolidated Accounting Deficit

(o)	for accounting purposes, the consolidated share capital of Equal Energy shall be reduced, without payment or reduction to its stated capital, by the consolidated accounting deficit.

provided that if any of the foregoing steps fails to occur or complete then all of such steps will be deemed not to have occurred.

3.2	Each of the parties referred to in Section 3.1 shall make the appropriate entries in their securities registers to reflect the matters referred to in Section 3.1.

ARTICLE 4

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1
From and after the Effective Time, certificates formerly representing Trust Units shall represent only the right to receive upon surrender, as contemplated by Section 4.2, the certificates representing Equal Shares which the former holder of such Trust Units is, subject to this Article 4, entitled to receive pursuant to Article 3.

4.2
Equal Energy shall, as soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of certificates formerly representing any person’s Trust Units, together with such other documents and instruments as would have been required to effect the transfer of the Trust Units, as the case may be, formerly represented by such certificates under the ABCA and such additional documents and instruments as the Depositary may reasonably require, cause the Depositary to deliver to such person certificate(s) representing the number of Equal Shares which such person has the right to receive and the certificates so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of Trust Units which is not registered in the transfer records of the Trust certificate(s) representing the appropriate number of Equal Shares may be issued to the transferee if the certificate(s) representing such Trust Units is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer to the transferee.

4.3
Any certificate formerly representing Trust Units that is not deposited with all other documents as provided in Section 4.2 on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of the certificate formerly representing such Trust Units to receive Equal Shares shall be deemed to be surrendered to Equal Energy, together with all dividends or distributions thereon held for such holder.

4.4
Equal Energy and the Depositary shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any former holder of Trust Units or any holder of Equal Shares, such amounts as either Equal Energy or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Equal Energy and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Equal Energy and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Equal Energy and the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5

DISSENTING UNITHOLDERS

5.1
Each registered holder of Trust Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Trust Units and shall only be entitled to be paid the fair value of the holder’s Trust Units.  A Dissenting Unitholder who is paid the fair value of the holder’s Trust Units shall be deemed to have transferred the holder’s Trust Units to the Trust for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA.  A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder’s Trust Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Trust Units, notwithstanding the provisions of section 191 of the ABCA.  The fair value of the Trust shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Trust Units at the Meeting or, if not the same day, the day the last approval is obtained; but in no event shall the Trust or Equal Energy be required to recognize such Dissenting Unitholder as a Unitholder after the Effective Time and the names of such holders shall be removed from register of Unitholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

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ARTICLE 6

AMENDMENTS

6.1
Equal Energy and the Trust each reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	agreed to by each of the Parties;

(b)	filed with the Court and, if made following the Meeting, approved by the Court; and

(c)	communicated to Unitholders in the manner required by the Court (if so required).

6.2
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by Equal Energy that it is not adverse to the financial or economic interests of any former holder of Trust Units.

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APPENDIX D

EQUAL STOCK OPTION PLAN

EQUAL ENERGY LTD.

STOCK OPTION PLAN (2010)

1.	Purpose of the Plan

1.1
The purpose of this stock option plan, as amended or varied from time to time, (the “Plan”) is to provide the Participants with an opportunity to purchase common shares (“Common Shares”) of Equal Energy Ltd. (the “Corporation”) and to benefit from the appreciation thereof.  This proprietary interest in the Corporation will provide an increased incentive for the Participants to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its Affiliates to attract and retain individuals of exceptional skill.

2.	Defined Terms

2.1	Where used herein, the following terms have the following meanings:

(a)	“Affiliate” means a corporation, partnership or trust that is affiliated with the Corporation (within the meaning of “affiliate” in the Securities Act (Alberta));

(b)	“Board” means the board of directors of the Corporation;

(c)
“Exchange” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on such exchange, then any stock exchange on which such Common Shares are listed and posted for trading or any other regulatory body having jurisdiction as may be selected for such purpose by the Board;

(d)	“Exercise Price” means the price per Common Share at which Common Shares may be purchased under the Stock Option, as the same may be adjusted in accordance with Articles 4 and 8 hereof;

(e)
“Participants” means the directors, officers, employees and consultants of the Corporation or one of its Affiliates to whom a Stock Option has been granted pursuant to the Plan of which all or a portion thereof remains unexercised.  Participants also includes directors, officers, employees and consultants who have signed a written agreement to become a director, officer, employee or consultant of the Corporation or one of its Affiliates within 30 days of the written agreement;

(f)	“Stock Option” means an option to purchase Common Shares from treasury granted by the Board to a Participant, subject to the provisions contained herein; and

3.	Administration of the Plan

3.1
The Board shall administer this Plan.  Stock Options granted under the Plan shall be granted in accordance with determinations made by the Board pursuant to the provisions of the Plan as to: the Participants to whom, and the time or times at which, the Stock Options will be granted; the number of Common Shares which shall be the subject of each Stock Option; the exercise period of the Stock Option, any vesting provisions attaching to the Stock Option; and the terms and provisions of the respective stock option agreements, provided, however, that each director, officer, employee or consultant shall have the right not to participate in the Plan and any decision not to participate shall not affect such person’s employment by or engagement with the Corporation.  The Board shall ensure that Participants are eligible to participate under the Plan, and, if required by the Exchange, shall represent, confirm and provide evidence of such eligibility.

3.2	The exercise period of a Stock Option will not exceed 10 years.

3.3
Subject to the provisions of the Plan, the Board shall have the authority to construe and interpret the Plan and all stock option agreements entered into thereunder and may, from time to time, adopt such rules and regulations for administering this Plan as it may deem proper and in the best interests of the Corporation.

4.	Granting of Stock Options

4.1
The Board may, from time to time, grant Stock Options to the Participants.  The grant of Stock Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board for time to time.  Each Stock Option granted hereunder shall be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Participant, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Plan.

4.2
Subject to adjustment as provided in Section 8 hereof, the number of Common Shares reserved for issuance from treasury to Participants under this Plan, together with any other security based compensation plan, will not exceed 10% of the issued and outstanding Common Shares calculated on an undiluted basis at the time of the grant.

4.3	Any grant of Stock Options under the Plan shall be subject to the following restrictions:

(a)	the aggregate number of Common Shares reserved for issuance pursuant to Stock Options granted to any one person may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

(b)
the aggregate number of Common Shares reserved for issuance pursuant to Stock Options granted to “insiders” (as defined in the TSX Company Manual) granted pursuant to the Plan and other security based compensation arrangements issued from treasury may not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

(c)
the issuance of Common Shares to “insiders” pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

(d)
the issuance of Common Shares to any one “insider” pursuant to the Plan and other security based compensation arrangements within a one year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis); and

The aforementioned limits of Common Shares reserved for issuance may be formulated on a diluted basis with the consent of the Exchange.

4.4	The Corporation shall at all times during the term of the Plan reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of the Plan.

4.5	All Stock Options granted pursuant to this Plan shall be subject to the applicable rules and policies of the Exchange and any regulatory body having jurisdiction.

4.6	A Participant who has been granted a Stock Option may, if otherwise eligible, be granted an additional Stock Option if the Board so determines.

5.	Exercise Price

5.1
The Board shall fix the Exercise Price at the time the Stock Option is granted to a Participant.  In no event shall the price be less than the Market Price, which shall mean the closing trading price per Common Share on the Exchange on the last trading day preceding the date of the grant on which there was a closing price (the “Closing Price”) or, if the Common Shares are not listed on any stock exchange, the price determined by the Board in accordance with appropriate valuation methodology to be the fair market value thereof; provided that if the Board, in its sole discretion, determines that such Closing Price would not be representative of the market price of the Common Shares, then the Market Price shall mean the greater of the Closing Price and the weighted average price per Common Share for the Common Shares for five (5) consecutive trading days ending on the last day preceding the date of grant on which there was a closing price on the Exchange.  The weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the Exchange during the said five (5) consecutive trading days by the total number of Common Shares so sold.

5.2
Once the Exercise Price has been determined by the Board and the Stock Option has been granted to an “insider”, the Exercise Price of such Stock Option may only be reduced if “disinterested” shareholder approval is obtained; provided that such “disinterested” shareholder approval is then a requirement of the Exchange or other regulatory body having jurisdiction.

6.	Term of Stock Option

6.1
The term of the Stock Option shall be a period of time fixed by the Board, not to exceed the maximum period of time permitted by the Exchange and, unless the Board determines otherwise, Stock Options shall be exercisable in whole or in part at any time during this period in accordance with such vesting provisions, conditions or limitations as are herein contained or as the Board may from time to time impose or as may be required by the Exchange.

6.2
Each Stock Option and all rights thereunder shall be expressed to expire at the end of the Stock Option term (“Expiry Time”), but shall be subject to earlier termination in accordance with Section 10 hereof.

6.3
Subject to any specific requirements of the Exchange, the vesting period or periods within the Stock Option term during which a Participant may exercise Stock Options or a portion thereof shall be determined by the Board.

6.4
In the event that the date determined by the Board of Directors on which a Stock Option will expire (the “Fixed Expiry Date”) falls within a period of time imposed by the Corporation upon certain designated persons during which those persons may not trade in any securities of the Corporation (a “Black-Out Period”), the expiry date of the Stock Option shall be the Fixed Expiry Date plus ten (10) business days from the date any Black-Out Period ends (the “Black-Out Expiration Term”).  In the event that the Fixed Expiry Date falls within five (5) business days immediately after a Black-Out Period ends, the Black-Out Expiration Term shall be reduced by the number of days between the Fixed Expiry Date and the date the Black-Out Period ends.

7.	Exercise of Stock Option

7.1
Subject to the provisions of the Plan and the terms of any stock option agreement, a Stock Option or a portion thereof may be exercised, from time to time, by delivery to the Corporation’s principal office in Calgary, Alberta of notice in writing signed by the Participant or the Participant’s legal personal representative and addressed to the Corporation (the “Exercise Notice”).  The Exercise Notice shall state the intention of the Participant or the Participant’s legal personal representative to exercise the said Stock Option or a portion thereof and the number of Common Shares in respect of which the Stock Option is then being exercised.  The Exercise Notice shall contain the Participant’s undertaking to comply, to the satisfaction of the Corporation, with all applicable requirements of the Exchange and any applicable regulatory authorities.

7.2
The Exercise Notice shall be accompanied by the full purchase price of the Common Shares which are the subject of the exercise.  Alternatively, the Participant may exercise his or her Stock Option through any “cashless exercise” programme which the Corporation may offer at the relevant time through a licensed investment dealer.

8.	Adjustments in Common Shares

8.1
If the outstanding Common Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of common shares of the Corporation through re-organization, merger, re-capitalization, re-classification, share distribution, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board, in its discretion, in the number or kind of common shares optioned and the exercise price per common share, as regards to previously granted and unexercised Stock Options or portions thereof, and as regards to Stock Options which may be granted subsequent to any such change in the Corporation’s equity.

8.2
Upon the liquidation, dissolution or termination of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more trusts or corporations as a result of which the Corporation is not the surviving entity, or upon the sale of all or substantially all of the assets of the Corporation to another person, the Common Shares subject to any Stock Option granted hereunder shall immediately vest and all Participants then entitled to exercise an unexercised portion of Stock Options then outstanding shall have the right at such time to exercise their Stock Options to the full extent not theretofore exercised.  Notwithstanding the provisions of this subsection 8.2, Stock Options granted hereunder shall not immediately vest, and Participants shall not be entitled to exercise an unexercised portion of Stock Options if: (i) a re-organization, merger or consolidation of the Corporation, whereby the Corporation is not the surviving entity, is with one or more trusts or corporations, all of which are wholly-owned subsidiaries of the Corporation; (ii) if, following such re-organization, merger or consolidation, the shareholders of the Corporation continue to hold more than 50% of the voting securities of the surviving entity; or (iii) if the sale of all or substantially all of the assets of the Corporation to another person or persons who are wholly-owned subsidiaries of the Corporation.

8.3
A Stock Option may provide that whenever the Corporation’s shareholders receive a “take-over bid” as defined in the Securities Act (Alberta), as amended from time to time, or any successor legislation thereto, pursuant to which the “offeror” would, as a result of such take-over bid if successful, beneficially own in excess of 50% of the outstanding Common Shares of the Corporation (a “Control Bid”), the Board may, at its option, require the acceleration of the vesting time for the exercise of such Stock Option to allow the Participant to exercise such Stock Option (including in respect of Common Shares not otherwise vested at such time) for the purpose of tendering the Common Shares received thereon to the Control Bid.

8.4
Determinations by the Board as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  The Corporation shall not be obligated to issue fractional securities in satisfaction of any of its obligations hereunder.

9.	Decisions of the Board

9.1
All decisions and interpretations of the Board respecting the Plan or Stock Options granted thereunder shall be conclusive and binding on the Corporation, the Affiliates and the Participants and their legal personal representatives and on all directors, officers, employees and consultants of the Corporation and of the Affiliates who are eligible to participate under the Plan.

10.	Ceasing to be a Director, Officer, Employee or Consultant

10.1
In the event the Participant ceases to be a director, officer, employee or consultant of the Corporation or any Affiliate for any reason other than death, including the resignation or retirement of the Participant as a director, officer, employee or consultant of the Corporation or an Affiliate, the termination by the Corporation or an Affiliate of the employment of the Participant, or the removal of the Participant as a director of the Corporation or an Affiliate prior to the Expiry Time, all Stock Options held by such Participant shall cease and terminate within thirty (30) days following the effective date of such resignation, retirement or removal or within thirty (30) days following the date notice of termination of employment is given by the Corporation or an Affiliate, subject to such shorter period as may be otherwise specified in the stock option agreement, whether such termination is with or without reasonable notice, and shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Stock Options have not previously been exercised.

10.2
Notwithstanding the foregoing, in the event of termination of a Participant for cause, all Stock Options held by such Participant shall cease and terminate immediately upon the date notice of termination of employment for cause is given to the Participant by the Corporation or an Affiliate and shall be of no further effect whatsoever as to the Common Shares in respect of which such Stock Options have not previously been exercised.

10.3
In the event of the death of a Participant prior to the Expiry Time, Stock Options held  by  such Participant may be exercised as to the Common Shares in respect of which such Stock Options have not previously  been exercised (and as the Participant would have been entitled to purchase), by the legal personal representatives of the Participant at any time up to and including (but not after) a date one (1) year from the date of death of the Participant, unless a shorter time is specifically set out in the Participant’s stock option agreement, or the Expiry Time, whichever occurs first, after which date such Stock Options shall forthwith expire and terminate and be of no further force or effect whatsoever.

10.4
Stock Options shall not be affected by any change in status of the Participant where the Participant continues to be employed by or serves as a director or officer of or consultant to the Corporation or any of its Affiliates.

11.	Transferability

11.1
All benefits, rights and Stock Options accruing to any Participant in accordance with the terms and conditions of the Plan are non-transferable, non-assignable and are exercisable only by the Participant to whom the Stock Option was granted unless specifically provided herein or to the extent, if any, permitted by the Exchange.

12.	Amendment or Discontinuance of Plan

12.1
The Board may amend, suspend or terminate the Plan, or any portion thereof or any Stock Option, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body (including without limitation the Exchange).  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval (any amendment to this Plan will take effect only with respect to Stock Options granted after the effective date of the amendment, provided that it may apply to any outstanding Stock Options with the mutual consent of the Corporation and the Service Providers to whom the Stock Options have been granted):

(a)
amendments of a “housekeeping” nature, including curing ambiguities, errors or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provisions of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law;

(c)	amendments respecting administration of the Plan;

(d)	any amendment to the vesting provisions;

(e)	any amendment to the termination provisions which does not entail an extension beyond the original expiry date;

(f)	the addition of any form of financial assistance including an amendment to a financial assistance provision which is more favourable to eligible participants; and

(g)	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law.

13.	Participants’ Rights

13.1
Until the Common Shares granted pursuant to any Stock Option have been issued in accordance with the terms of this Plan, the Participant to whom the Stock Options have been granted will not possess any incidents of ownership of the Common Shares and the right to exercise voting rights in respect of the Common Shares.  The Participant will only be considered a shareholder in respect of the Common Shares when the issuance has been entered upon the records of the duly authorized transfer agent of the Corporation.

13.2
Nothing in the Plan or any Stock Option shall confer upon any Participant any rights to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any such Affiliate to terminate the employment of the Participant at any time; nor shall anything in the Plan or any Stock Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Affiliate to extend the employment of any Participant beyond the time such Participant would normally retire pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

14.	Approvals

14.1	This Plan shall be subject to approval by the shareholders and to acceptance by the Exchange.

14.2
Any Stock Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Stock Options may be exercised unless and until such approval and acceptance is given.

15.	Government Regulation

15.1	The Corporation’s obligation to issue and deliver Common Shares under any Stock Option is subject to:

(a)
the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Board shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c)
the receipt from the Participant of such representation, warranties, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares and for the listing of such Common Shares on the Exchange, in compliance with applicable securities laws.  If any Common Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and the Exercise Price paid to the Corporation will be returned to the Participant.

16.	Costs

16.1	The Corporation shall pay all costs of administering the Plan.

17.	Interpretation

17.1	This Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

18.	Compliance with Applicable Law

18.1
If any provision of the Plan or any Stock Option contravenes any law or any order, policy, by-law or regulation of any regulatory body or the Exchange, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

19.	Effective Date of Plan

19.1	The Plan will take effect on [insert effective date of Plan of Arrangement] subject to acceptance of the Plan by the Exchange and any other relevant regulatory authority.

D-

APPENDIX E

EQUAL LTIP PLAN

EQUAL ENERGY LTD.

Restricted Share and Performance Share Incentive Plan (2010)

1.	The Plan

A restricted share and performance share incentive plan pursuant to which Restricted Shares and Performance Shares may be granted to the directors, officers and employees of, and consultants to, the Corporation or any Affiliate is established on the terms and conditions set forth in this Plan.

2.	Purposes

The principal purposes of this Plan are as follows:

(a)	to retain and attract qualified directors, officers, employees and consultants;

(b)
to promote a proprietary interest in the Corporation by such directors, officers, employees and consultants and to encourage those persons to remain in the employ of the Corporation and its Affiliates and put forth maximum efforts for the success of the Corporation; and

(c)	to focus management of the Corporation and its Affiliates on operating and financial performance and total long-term Shareholder return.

3.	Definitions

As used in this Plan, the following words and phrases have the meanings indicated:

(a)
“Adjustment Ratio” means, with respect to any Restricted Share or Performance Share, the ratio used to adjust the number of Common Shares to be issued on the applicable Issue Date(s) pertaining to the Restricted Share or Performance Share determined in accordance with the terms of this Plan.  In respect of each Restricted Share or Performance Share, the Adjustment Ratio will initially be equal to one, and will be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Common Share, paid on that Distribution Payment Date, and having as its denominator the Fair Market Value of the Common Shares on the Distribution Payment Date;

(b)
“Affiliate” means a corporation, partnership or trust that is affiliated with the Corporation (within the meaning of “affiliate” in the Securities Act (Alberta)) and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls, or is directly or indirectly controlled by, that other corporation, partnership or trust through the ownership of securities;

(c)	“Board” means the board of directors of the Corporation as it may be constituted from time to time;

(d)	“Change of Control” means:

(i)
any sale, reorganization, amalgamation, merger or other transaction as a result of which an Entity or group of Entities acting jointly or in concert (whether by means of a shareholder agreement or otherwise) or Entities associated or affiliated with any such Entity or group within the meaning of the Business Corporations Act (Alberta), becomes the owner, legal or beneficial, directly or indirectly, of fifty (50%) percent or more of the Common Shares or exercises control or direction over fifty (50%) percent or more of the Common Shares (other than solely involving the Corporation and one or more of its affiliates); or

(ii)
a sale, lease or other disposition of all or substantially all of the property or assets of the Corporation other than to an affiliate which assumes all of the obligations of the Corporation including the assumption of this Plan; or

(iii)
a change in the composition of the Corporation’s Board which occurs at a single meeting of the Shareholders or upon the execution of a Shareholder’s resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change;

(e)
“Committee” means the Compensation Committee of the Board or such other committee of the Board that the Board has appointed to administer the Plan, but if the Board does not appoint the Compensation Committee or another committee to administer the Plan, all references in this Plan to “the Committee” will be deemed to be references to “the Board”;

(f)	“Common Shares” means the common shares of the Corporation and “Common Share” means a common share of the Corporation;

(g)	“Corporation” means Equal Energy Ltd.;

(h)	“Disability” in respect of a Grantee means the Grantee

(i)
is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or

(ii)
is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Grantee’s employer;

(i)	“Distribution” means a distribution, including a dividend, paid by the Corporation in respect of the Common Shares, expressed as an amount per Common Share;

(j)	“Distribution Payment Date” means any date that a Distribution is remitted to Shareholders;

(k)
“Entity” means a natural person, partnership, limited partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning;

(l)
“Exchange” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on such exchange, then any stock exchange on which such Common Shares are listed and posted for trading or any other regulatory body having jurisdiction as may be selected for such purpose by the Board;

(m)
“Fair Market Value” with respect to a Common Share, as at any date means the weighted average of the prices that the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange, on the stock exchange on which the Common Shares are then listed and posted for trading as may be selected for this purpose by the Board) for the five trading days on which the Common Shares traded on the Exchange immediately preceding that date.  If the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value will be the fair market value of the Common Shares as determined by the Board or Committee, as applicable, in its discretion, acting reasonably and in good faith;

(n)	“Grantee” is the Service Provider to whom Restricted Shares or Performance Shares are granted;

(o)	“Issue Date” means the date on which Common Shares issuable under any vested Restricted Share or Performance Share will be issued to the Grantee;

(p)	“Payout Multiplier” means the number used to adjust the number of Common Shares issuable pursuant to any Performance Share on an Issue Date, calculated as follows:

(i)	if the Percentile Rank in effect on the Issue Date is less than 25, the Payout Multiplier will be zero;

(ii)	if the Percentile Rank in effect on the Issue Date is between 25 and 75, the Payout Multiplier will be calculated by subtracting one from the product of (i) 0.04 and (ii) the Percentile Rank; and

(iii)	if the Percentile Rank in effect on the Issue Date is equal to or greater than 75, the Payout Multiplier will be two.

(q)	“Peer Comparison Group” means such comparable public Canadian oil and gas issuers that are competitors of the Corporation as the Committee determines from time to time;

(r)
“Percentile Rank” means the percentile rank, expressed as a whole number instead of a percentage, of Total Shareholder Return relative to returns calculated on a similar basis on shares of members of the Peer Comparison Group over the period commencing on or about the date the Performance Share was granted and ending on or about the second business day preceding the Issue Date (the actual commencing and ending dates to be determined by the Committee, in its sole discretion);

(s)	“Performance Share” means a conditional grant of Common Shares from treasury under this Plan designated as a “Performance Share” in the associated Share Grant Agreement;

(t)	“Plan” means this Restricted Share and Performance Share Incentive Plan (2010), as amended from time to time;

(u)	“Restricted Share” means a conditional grant of Common Shares from treasury under this Plan designated as a “Restricted Share” in the associated Share Grant Agreement;

(v)	“Retirement” will mean termination of employment at or after the age of 65 but does not include termination of employment due to any of the events described in paragraphs 7(e)(i), (ii) or (iii);

(w)	“Service Provider” means any person, firm or company who is an employee, director or officer of, or consultant to, the Corporation or any Affiliate;

(x)	“Share Grant Agreement” is a written agreement in respect of the Plan between the Corporation and the Grantee;

(y)	“Shareholder” means a holder of Common Shares;

(z)
“Total Shareholder Return” means, with respect to any period, the total return to Shareholders on the Common Shares calculated using cumulative Distributions on a reinvested basis and the change in the trading price of the Common Shares on the Exchange over the period.

4.	Administration

Subject to and in a manner that is not inconsistent with the express provisions of this Plan, the Committee will have the authority in its discretion to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or as are necessary or advisable in the administration of this Plan, including, without limitation:

(a)	to grant Restricted Shares or Performance Shares;

(b)	to determine the Fair Market Value of the Common Shares on any date;

(c)	to determine the Service Providers to whom, and the time or times at which Restricted Shares or Performance Shares will be granted;

(d)	to determine the number of Common Shares to be covered by each Restricted Share or Performance Share;

(e)	to determine members of the Peer Comparison Group from time to time;

(f)	to determine the Total Shareholder Return of the Corporation and of the Peer Comparison Group at any time;

(g)	to prescribe, amend and rescind rules and regulations relating to this Plan;

(h)	to interpret this Plan;

(i)	to determine the terms and provisions of Share Grant Agreements (which need not be identical) entered into in connection with grants of Restricted Shares or Performance Shares; and

(j)	to make all other determinations deemed necessary or advisable for the administration of this Plan.

The determinations of the Committee are subject to review and approval by the Board.  The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated those duties may employ one or more persons to render advice with respect to any responsibility the Committee or the person may have under this Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve the grant of a Restricted Share or Performance Share in any year will not require the Committee to approve the grant of a Restricted Share or Performance Share to any Service Provider in any other year, nor will the Committee’s decision with respect to the size or terms and conditions of a Restricted Share or Performance Share in any year require it to approve a grant of Restricted Shares or Performance Shares of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other year.  The Committee will not be precluded from approving the grant of Restricted Shares or Performance Shares to any Service Provider solely because the Service Provider was previously granted Restricted Shares or Performance Shares under this Plan or any other similar compensation arrangement of the Corporation or Affiliate.  No Service Provider has any claim or right to be granted Restricted Shares or Performance Shares.

5.	Eligibility and Grant Determination

Restricted Shares and Performance Shares may only be granted to Service Providers, and participation of a Service Provider in this Plan is voluntary.  In determining to whom and the number of Restricted Shares or Performance Shares to be granted, the Committee may take into account one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)	performance measures of the Corporation compared with similar performance measures of members of the Peer Comparison Group for the most recently completed fiscal year;

(d)	the individual contributions and potential contributions of the Grantee to the success of the Corporation;

(e)
the base salary and any other compensation (e.g., cash or securities) paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Corporation;

(f)	the Fair Market Value of the Common Shares at the time of grant of the Restricted Shares or Performance Shares; and

(g)	any other factor the Committee, in its sole discretion, deems relevant in connection with accomplishing the purposes of this Plan.

6.	Reservation of Common Shares

Subject to Sections 7(d) and 9 of this Plan, the number of Common Shares reserved for issuance from treasury under this Plan, together with Common Shares reserved for issuance from treasury under any other security based compensation plan, will not exceed 10% of the outstanding Common Shares from time to time calculated on an undiluted basis.

If any Restricted Shares or Performance Shares granted under this Plan expire, terminate or are cancelled for any reason without the Common Shares issuable under such Restricted Shares or Performance Shares having been issued in full, those Common Shares will become available for the purposes of granting further Restricted Shares or Performance Shares under this Plan.

7.	Terms and Conditions of Grants of Restricted Shares and Performance Shares

Each grant of Restricted Shares or Performance Shares will be evidenced by a Share Grant Agreement, which agreement will comply with and be subject to the requirements of the Exchange and will be consistent with the terms and conditions of this Plan, including the following, as well as any other term or condition that is not inconsistent with this Plan that the Committee or the Board, in its discretion, establishes:

(a)
Number and Type of Shares – The Committee will determine the number of Restricted Shares or Performance Shares to be granted and will designate the grant as either a “Restricted Share” or a “Performance Share”, as applicable, in a Share Grant Agreement.

(b)	Maximum Number of Shares – The maximum number of Common Shares issuable pursuant to this Plan will be subject to the following restrictions:

(i)
the aggregate number of Common Shares reserved for issuance pursuant to Restricted Shares and Performance Shares granted to a Grantee may not exceed 5% of the outstanding Common Shares calculated on a non-diluted basis;

(ii)
the aggregate number of Common Shares reserved for issuance pursuant to this Plan and other security based compensation arrangements granted to "insiders" (as defined in the TSX Company Manual) may not exceed 10% of the outstanding Common Shares calculated on a non-diluted basis;

(iii)
the issuance of Common Shares to “insiders” pursuant to the Plan and other security based compensation arrangements within a one year period may not exceed 10% of the outstanding Common Shares calculated on a non-diluted basis;

(iv)
the issuance of Common Shares to any one “insider” and such insider's associates pursuant to the Plan and other security based compensation arrangements within a one year period may not exceed 5% of the outstanding Common Shares calculated on a non-diluted basis; and

(v)
the aggregate number of Common Shares reserved for issuance pursuant to this Plan to a director of the Corporation who is not an officer or employee of the Corporation or Affiliate is 1% of the issued and outstanding Common Shares calculated on an undiluted basis.

(c)	Issue Dates - Subject to Section 7(d), the Issue Date will be no later than December 31 of the year in which the earlier of the following events occurs:

(i)	for a Restricted Share,

(A)	as to one-third of the Common Shares issuable under the Restricted Share, on each of the first, second and third anniversaries of the date the Restricted Share was granted, or

(B)	if the Share Grant Agreement specifies that the Common Shares issuable under the Restricted Share will be issued upon a date set out in the Share Grant Agreement, that date;

(ii)	for a Performance Share, as to all of the Common Shares (if any) issuable under the Performance Share, on the second anniversary of the date the Performance Share was granted;

(iii)
if a Change of Control of the Corporation has been completed prior to the Issue Date in paragraphs (i) or (ii), as applicable, the Issue Date for all Common Shares issuable under any outstanding Share Grant Agreement will be the date immediately before the date the Change of Control was completed;

(iv)
if a Grantee ceases to be a Service Provider as a result of the Grantee's Disability or Retirement, the Issue Date for all Common Shares issuable under any outstanding Share Grant Agreement will be the date the Grantee ceases to be a Service Provider as a result of the Grantee's Disability or Retirement; and

(v)
if a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Issue Date for all Common Shares issuable under any outstanding Share Grant Agreement will be the date of the Grantee's death and the number of Common Shares to be issued to the Grantee will be pro-rated by the proportion that the number of months under the applicable Share Grant Agreement during which the Grantee was a Service Provider is of the total number of months under such applicable Share Grant Agreement.

(d)	Adjustment of Shares – the number of Common Shares to be issued on the Issue Date will be adjusted, immediately prior to each Issue Date, as follows:

(i)	by multiplying the number of Common Shares issuable under a Restricted Share on the Issue Date by the Adjustment Ratio;

(ii)	by multiplying the number of Common Shares issuable under a Performance Share on the Issue Date by the Adjustment Ratio and the Payout Multiplier; and

(iii)
notwithstanding any other provision of this Plan, but subject to the limits described in Sections 6 and 7(b) and any other applicable requirements of the Exchange or other regulatory authority, the Board has the right to make any additional adjustments to the number of Common Shares to be issued pursuant to any Performance Share (including adjustments as a result of the absolute Total Shareholder Return without comparison to the Peer Comparison Group) if, in the sole discretion of the Board, the adjustments are appropriate in the circumstances having regard to the principal purposes of this Plan.

(e)
Termination of Relationship as Service Provider - Unless otherwise provided in a Share Grant Agreement pertaining to a particular grant of Restricted Shares or Performance Shares the following provisions will apply if a Grantee ceases to be a Service Provider:

(i)
Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of the termination, all outstanding Share Grant Agreements under which Restricted Shares or Performance Shares have been granted to the Grantee will be terminated and the Grantee will forfeit all rights to receive Common Shares under the Share Grant Agreement.

(ii)	Termination Not for Cause - If a Grantee ceases to be a Service Provider as a result of being terminated other than for cause:

(A)
effective as of the date notice is given to the Grantee of the termination and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Grant Agreements under which Performance Shares have been granted to the Grantee will be terminated, the Grantee will forfeit all rights to receive Common Shares issuable under the Performance Share, and the Grantee will not be entitled to receive any Performance Shares or compensation in lieu thereof after that date; and

(B)
effective as of the last day of any notice period applicable in respect of the termination, all outstanding Share Grant Agreements under which Restricted Shares have been granted to the Grantee will be terminated and the Grantee will forfeit all rights to receive Common Shares issuable under the Restricted Share.

(iii)
Voluntary Resignation - If a Grantee voluntarily ceases to be a Service Provider for any reason other than the Grantee's Disability, Retirement or death, effective as of the date notice is given by the Grantee of the resignation, all outstanding Share Grant Agreements will be terminated and the Grantee will forfeit all rights to receive Common Shares under the Share Grant Agreements; provided, however, that notwithstanding the foregoing, the right to receive Common Shares under a Share Grant Agreement will not be affected by a change of employment or term of office or appointment within or among the Corporation or Affiliate so long as the Grantee continues to be a Service Provider.

8.	Rights as a Shareholder

Until the Common Shares granted pursuant to any Restricted Shares or Performance Shares have been issued in accordance with the terms of this Plan, the Grantee to whom the Restricted Shares or Performance Shares have been granted will not possess any incidents of ownership of the Common Shares including, for greater certainty and without limitation, the right to receive Distributions on the Common Shares (other than as provided in the calculation of the Adjustment Ratio) and the right to exercise voting rights in respect of the Common Shares.  The Grantee will only be considered a Shareholder in respect of the Common Shares when the issuance has been entered upon the records of the duly authorized transfer agent of the Corporation.

9.	Effect of Certain Changes

In the event of:

(a)	any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b)	any rights being granted to all Shareholders to purchase Common Shares at prices substantially below Fair Market Value, except for rights to purchase Common Shares under a share reinvestment plan; or

(c)	the Common Shares being converted into or exchangeable for any other securities as a result of any recapitalization, merger, consolidation or other transaction;

then, in any case, the Board may make the adjustments to this Plan, to any Restricted Shares or Performance Shares and to any Share Grant Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

10.	Withholding Taxes

When a Grantee or other person becomes entitled to receive Common Shares under any Share Grant Agreement, the Corporation or the relevant Affiliate will have the right to require the Grantee or the other person to remit to the Corporation or Affiliate, as applicable, an amount sufficient to satisfy any withholding tax requirements relating thereto.  Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of those methods:

(a)	the tendering by the Grantee of a cash payment to the Corporation or Affiliate, as applicable, in an amount less than or equal to the total withholding tax obligation; or

(b)
the withholding by the Corporation from the Common Shares otherwise due to the Grantee the number of Common Shares having a Fair Market Value, determined as of the date the withholding tax obligation arises, approximately equal to the amount of the total withholding tax obligation; or

(c)
the withholding by the Corporation or Affiliate, as applicable, from any cash payment otherwise due to the Grantee the amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the aggregate of any cash so paid or withheld and the Fair Market Value of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

11.	Non-Transferability

Other than if a Grantee ceases to be a Service Provider as a result of the Grantee’s death, the right to receive Common Shares pursuant to Restricted Shares or Performance Shares granted to a Service Provider may only be exercised by the Service Provider personally.  Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Share or Performance Share, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in the Restricted Shares or Performance Shares whatsoever in any assignee or transferee and, immediately upon any purported assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, the Restricted Shares or Performance Shares will terminate and be of no further force or effect.

12.	Amendment or Discontinuance of Plan

The Board may amend, suspend or terminate the Plan, or any portion thereof or any Restricted Share or Performance Share, at any time, and may do so without Shareholder approval, subject to those provisions of applicable law, if any, that require the approval of Shareholders or any governmental or regulatory body (including without limitation the Exchange).  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking Shareholder approval (any amendment to this Plan will take effect only with respect to Restricted Shares or Performance Shares granted after the effective date of the amendment, provided that it may apply to any outstanding Restricted Shares or Performance Shares with the mutual consent of the Corporation and the Service Providers to whom the Restricted Shares or Performance Shares have been made):

(a)
amendments of a “housekeeping” nature, including curing ambiguities, errors or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provisions of the Plan;

(b)           amendments necessary to comply with the provisions of applicable law;

(c)           amendments respecting administration of the Plan;

(d)           any amendment to the vesting provisions;

(e)	any amendment to the termination provisions which does not entail an extension beyond the original expiry date;

(f)	the addition of any form of financial assistance including an amendment to a financial assistance provision which is more favourable to eligible Service Providers; and

(g)	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law.

13.	Compliance with Legal Requirements

The Corporation’s obligation to issue and deliver Common Shares pursuant to any Restricted Share or Performance Share is subject to:

(a)
the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Board shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c)
the receipt from the Service Provider of such representation, warranties, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares and for the listing of such Common Shares on the Exchange, in compliance with applicable securities laws.  If any Common Shares cannot be issued to any Service Provider for whatever reason, the obligation of the Corporation to issue such Common Shares may be postponed at the sole discretion of the Board.

14.	No Right to Continued Employment

Nothing in this Plan or in any Share Grant Agreement entered into pursuant to this Plan will confer upon any Grantee the right to continue in the employ or service of the Corporation or any Affiliate, to be entitled to any remuneration or benefits not set forth in this Plan or a Share Grant Agreement or to interfere with or limit in any way the right of the Corporation or any Affiliate to terminate Grantee's employment or service arrangement with the Corporation or any Affiliate.

15.	Ceasing to be an Affiliate

Except as otherwise provided in this Plan, Restricted Shares and Performance Shares granted under this Plan will not be affected by any change in the relationship between, or ownership of, the Corporation or any Affiliate.  For greater certainty, all Restricted Shares and Performance Shares remain valid and exercisable in accordance with the terms and conditions of this Plan and shall not be affected by reason only that, at any time, any Entity ceases to be an Affiliate.

16.	Gender

Whenever used herein words importing the masculine gender will include the feminine and neuter genders and vice versa.

17.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

18.	Effective Date

This Plan will take effect on [insert effective date of Plan of Arrangement] subject to acceptance of the Plan by the Exchange and any other relevant regulatory authority.

APPENDIX F

INFORMATION CONCERNING EQUAL ENERGY

NOTICE TO READER

Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Arrangement has been effected.  Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the “Glossary of Terms” in the Information Circular.

FORWARD-LOOKING STATEMENTS

This Appendix contains forward-looking statements.  All statements other than statements of historical fact contained in this Appendix are forward-looking statements.  Reference is made to “Information Circular and Proxy Statement — Forward-looking Statements” in the body of this Information Circular for information regarding forward-looking statements.  The forward-looking statements contained in this Appendix are expressly qualified in their entirety by the cautionary statement set forth in the body of this Information Circular under “Information Circular and Proxy Statement — Forward-looking Statements”.  The forward-looking statements included in this Appendix are made as of the date of this Information Circular and Equal Energy undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

Equal Energy is a corporation incorporated pursuant to the ABCA on April 8, 2010 for the sole purpose of participating in the Arrangement.  Equal Energy has not carried on any business or conducted operations other than entering into of the Arrangement Agreement.  The head and principal office of Equal Energy is located at 2700, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

Equal Energy will be the corporation continuing as a successor to the Trust following the effectiveness of the Arrangement contemplated hereby.  Following the completion of the Arrangement, the business and operations of Equal Energy will be the business and operations currently conducted indirectly by the Trust.

F-

Organizational Structure of Equal Energy

The following diagram illustrates the simplified organizational structure of Equal Energy immediately following the completion of the Arrangement.

[Missing Graphic Reference]

Immediately following the completion of the Arrangement, an aggregate of approximately 21.7 million Equal Shares will be issued and outstanding, assuming that: (i) no Dissent Rights are exercised; and (ii) no Trust Units are issued pursuant to outstanding Trust Options, RUPUs or Debentures prior to the Effective Time.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Equal Energy

Equal Energy has not carried on any active business since incorporation other than executing the Arrangement Agreement.  Pursuant to the Arrangement, Equal Energy will, directly or indirectly, acquire all of the assets and will assume all of the liabilities of the Trust.  The former holders of Trust Units will be the shareholders of Equal Energy.  For a detailed description of the historical development of the business of the Trust, see “General Developments of the Business” in the Trust AIF.  For a description of the business to be carried on by Equal Energy following completion of the Arrangement, see “Description of the Business” in this Appendix.

Equal Energy will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

The TSX has granted conditional approval for the listing of the Equal Shares and Debentures issuable pursuant to the Arrangement and Equal Shares issuable upon conversion of Debentures.  The Trust has also applied to the NYSE for the listing of the Equal Shares and the Equal Shares issuable upon conversion of Debentures.

DESCRIPTION OF THE BUSINESS

General

Following completion of the Arrangement, Equal Energy will carry on the business currently indirectly carried on by the Trust.

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Trust Indenture.  The Trust’s assets consist of the securities of Commercial Trust and certain other subsidiaries and indirect interests in crude oil and natural gas properties through certain subsidiaries.  The Trust has a geographically diversified portfolio of oil and gas properties with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production during 2009 was comprised of approximately 50% natural gas, 28% crude oil and 22% natural gas liquids.

A complete description of the business and operations to be carried on by Equal Energy following completion of the Arrangement is provided in the Trust AIF, which is incorporated by reference herein.  See “General Developments of the Business” and “Description of the Business and Properties” in the Trust AIF.

Business Plans

Equal Energy will continue the business plan of the Trust.

Equal Energy’s strategy is to increase shareholder value by exploiting its extensive portfolio of resource-type oil and gas plays including the Hunton liquids-rich gas play and the Circus oil play both in Oklahoma, the Cardium oil play in Alberta, as well as other current and evolving plays in western Canada.  Prudent management of cash flow to maintain debt at current levels or to further reduce debt is fundamental to ensuring the flexibility to execute the growth plan.  Accretive acquisitions of oil and gas assets and opportunities are also for part of the goal of the company.

A complete description of the strategy to be carried on by Equal Energy following completion of the Arrangement, is provided in the Trust AIF, which is incorporated by reference herein.  See “Business Strategy During 2009” and “Reorganization” in the Trust AIF.

Management Team

Equal Energy’s proposed management team is experienced in the oil and gas industry and exhibits the required skills to create a growth-oriented exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; and an entrepreneurial spirit that will allow Equal Energy to effectively identify, evaluate and execute on value-added initiatives.  See “Directors and Officers” in this Appendix.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Financial Information

Certain selected pro forma consolidated financial information is set forth in the following table.  Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Equal Energy after giving effect to the Arrangement included as Schedule B to this Appendix.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements, including that the Unitholders approve the Arrangement Resolution at the Meeting and the Arrangement is completed.  The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

Year ended December 31, 2009	Pro Forma Consolidated Income Statement
Revenues
Oil and natural gas	126,828
Royalties	(26,570)
100,258
Expenses
Production	39,659
Transportation	2,519
General and administrative	16,792
Provision (recovery) for receivables	(2,110)
Interest expense	11,461
Unit-based compensation expense	3,580
Depletion, depreciation and accretion	86,877
Foreign exchange loss	1,441
160,219
Loss before income taxes	(59,961)

Income taxes
Current	-
Future tax reduction	(17,594)
(17,594)

Net loss	(42,367)

Loss per common share
Basic and Diluted	(2.01)

Management’s Discussion and Analysis

In the event the Arrangement is completed, Equal Energy will assume the business currently indirectly carried on by the Trust and Equal Energy’s financial position, risks and outlook will be substantially the same as those outlined in the management’s discussion and analysis of the Trust for the year ended December 31, 2009 which is incorporated by reference herein.  As a corporation Equal Energy will have to pay income tax on taxable income and as such Equal Energy will have an effective income tax rate of approximately 28.2 percent.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of Equal Energy consists of an unlimited number of common shares.  The following is a summary of the rights, privileges, restrictions and conditions attaching to Equal Shares, which will, upon completion of the Arrangement, comprise the share capital of Equal Energy.  As of April 13, 2010, Equal Energy had one Equal Share issued and outstanding.

Equal Shares

Holders of Equal Shares are entitled to one vote per share at meetings of shareholders of Equal Energy, to receive dividends if, as and when declared by the board of directors of Equal Energy and to receive pro rata the remaining property and assets of Equal Energy upon its dissolution or winding-up, subject to the rights of shares having priority over the Equal Shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited pro forma consolidated capitalization of Equal Energy as at December 31, 2009, both before and after giving effect to the completion of the Arrangement.

The following table sets forth the consolidated capitalization of the Trust and Equal Energy as at December 31, 2009 before giving effect to the arrangement and the unaudited pro forma consolidated capitalization of Equal Energy as at December 31, 2009 after giving effect to the completion of the Arrangement.

Designation (Authorization)	As at December 31, 2009 before giving effect to the Arrangement		As at December 31, 2009 after giving effect to the Arrangement
	(amounts in $000s except where noted)

Unitholders’ capital	# of Trust Units	Amount	# of Trust Units	Amount
Trust units	65,102,689	$674,106	-	-
Authorized: unlimited number
Unit holders’ capital as at December 31, 2009	65,102,689	$674,106	-	-

Common shares	# of Common Shares	Amount	# of Common Shares	Amount

Common shares (1)	-	-	21,700,896	$225,420
Authorized: unlimited number
Common shares as at December 31, 2009			21,700,896	$225,420

Bank Credit Facility (2)		$70,000		$70,000

8% series convertible debentures(3)		$77,840		$77,840

8.25% series convertible debentures (4)		$37,023		$37,023

Notes

(1)
At the time of the Arrangement the Unitholders will receive one-third of one Equal Share for every Trust Unit held. As part of the Arrangement the deficit of Equal Energy is offset against share capital therefore the value of the pro forma consolidated Equal Shares after giving effect to the Arrangement was reduced by the pro forma consolidated deficit of Equal Energy of $448.7 million.  (see also Schedule B of this Appendix F which contains the consolidated pro forma financial statements of Equal Energy).

(2)
In January 2010, the Trust’s banking syndicate completed a borrowing base review and affirmed the borrowing base to $110.0 million.  Included in the borrowing base of $110.0 million is an operating credit facility of $20.0 million.  Interest rates for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the lowest rates in the grid being Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rates plus a margin of 3.00%, effective with the June 2009 renewal of the credit facilities.

(3)
On November 21, 2006, the Trust issued $138.0 million of 8.0% Debentures that mature on December 31, 2011, bear interest at 8.0% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to the bank credit facilities.  The 8.0% Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at the conversion price of $9.25 per Trust Unit. After giving effect to the Arrangement the conversion price is $27.75 per Equal Share.  At the option of the Trust, the repayment of the principal portion of the 8.0% Debentures may be settled in Trust Units.  The number of Trust Units issued upon redemption by the Trust will be calculated by dividing the principal by 95% of the weighted average trading price of Trust Units.  The 8.0% Debentures were not redeemable on or before December 31, 2009. On or after January 1, 2010 and prior to maturity, the 8.0% Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a redemption price of $1,050 per 8.0% Debenture on or after January 1, 2010 and, on or before January 1, 2010, at a redemption price of $1,025 per 8.0% Debenture and on or after January 1, 2011 and prior to maturity, in each case, plus accrued and unpaid interest thereon, if any.

(4)
On April 26, 2007, the Trust issued $40.0 million of 8.25% Debentures with a face value of $1,000 per 8.25% Debentures that mature on June 30, 2012, bear interest at 8.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to the bank credit facilities.  The 8.25% Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at the conversion price of $6.80 per Trust Unit.  After giving effect to the Arrangement the conversion price is $20.40 per Equal Share. At the option of the Trust, the repayment of the principal portion of the 8.25% Debentures may be settled in Trust Units.  The number of Trust Units issued upon redemption by the Trust will be calculated by dividing the principal by 95% of the weighted average trading price of Trust Units.  The 8.25% Debentures are not redeemable on or before June 30, 2010.  On or after July 1, 2010 and prior to maturity, the 8.25% Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a redemption price of $1,050 per 8.25% Debenture on or after July 1, 2010 and, on or before June 30, 2011, at a redemption price of $1,025 per 8.25% Debenture and on or after July 1, 2011 and prior to maturity, in each case, plus accrued and unpaid interest thereon, if any.

OPTIONS

At the Meeting, Unitholders will be asked to approve the Equal Stock Option Plan pursuant to which options to purchase Equal Shares may be granted by the board of directors to directors, officers, employees and consultants of Equal Energy and its affiliates or persons providing services on an ongoing basis thereto.  The maximum number of Equal Shares issuable pursuant to the Equal Stock Option Plan, together with any other security-based compensation arrangement of Equal Energy, is 10% of the issued and outstanding Equal Shares.

Upon exercise of outstanding Trust Options, holders will receive one-third of one Equal Share for each pre-consolidation Trust Unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan.  Holders of vested Trust Options may elect to exercise such Trust Options prior to the Effective Time and participate as Unitholders in the Arrangement.  See “The Arrangement – Treatment of Trust Options, RU’s and PU’s” in the Information Circular.

For a complete description of the terms of the Equal Stock Option Plan to be approved by Unitholders at the Meeting, see “Other Matters to be Acted Upon at the Meeting – Approval of Equal Stock Option Plan” in the Information Circular and Appendix D to the Information Circular.

RESTRICTED SHARES AND PERFORMANCE SHARES

At the Meeting, Unitholders will be asked to approve the Equal LTIP Plan pursuant to which restricted shares and performance shares to acquire Equal Shares may be granted by the board of directors to directors, officers, employees and consultants of Equal Energy and its affiliates or persons providing services on an ongoing basis thereto.  The maximum number of Equal Shares issuable pursuant to the Equal LTIP Plan, together with any other security-based compensation arrangement of Equal Energy, is 10% of the issued and outstanding Equal Shares.

Upon completion of the Arrangement, Equal Energy intends to assume the obligations of the Trust in respect of outstanding RUPUs.  Upon vesting of outstanding RU’s and PU’s, holders will receive one-third of one Equal Share for each pre-consolidation Trust Unit they would have otherwise been entitled to receive in accordance with the RUPU Plan.  See “The Arrangement – Treatment of Trust Options, RU’s and PU’s” in the Information Circular.

For a complete description of the terms of the Equal LTIP Plan to be approved by Unitholders at the Meeting, see “Other Matters to be Acted Upon at the Meeting – Approval of Equal LTIP Plan” in the Information Circular and Appendix D to the Information Circular.

DIVIDEND RECORD AND POLICY

Equal Energy has not declared or paid any dividends since its incorporation.  Upon completion of the Arrangement, Equal Energy does not intend to initially declare annual dividends, nor does it intend to introduce dividends in the foreseeable future.  Near term cash flow from the business will be directed to exploitation of existing assets with the intent to grow the underlying value of the company, and potentially to make further reductions to debt.

Any decision to pay dividends on the Equal Shares will be made by the board of directors of Equal Energy on the basis of Equal Energy’s earnings, financial requirements and other conditions existing at such future time.  As the cash flow available for the payment of dividends to Equal Shareholders will be a function of numerous factors, including Equal Energy’s financial performance, the impact of interest rates, commodity prices, debt covenants and obligations, working capital requirements, future capital requirements and the number of Equal Shares outstanding.

PRIOR SALES

On April 8, 2010, Equal Energy issued one (1) Equal Share to the Trust at a price of $100.00 to facilitate its organization.

TRADING PRICE AND VOLUME

The Equal Shares are not currently traded or quoted on a Canadian or U.S. marketplace.  The TSX has conditionally approved the listing of the Equal Shares to be issued in connection with the Arrangement, subject to Equal Energy fulfilling the requirements of the TSX and an application has been made to the NYSE regarding the listing of the Equal Shares to be issued in connection with the Arrangement.

ESCROWED SECURITIES

No securities of any class of securities of Equal Energy are anticipated to be held in escrow following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

Immediately following completion of the Arrangement, to the best of the knowledge of the Board of Directors and the executive officers of EEC, there are no persons or companies who will beneficially own, or control or direct, directly or indirectly, Equal Shares carrying in aggregate 10 percent or more of the votes attached to all of the issued and outstanding Equal Shares.

DIRECTORS AND OFFICERS

See “Other Matters to be Acted Upon at the Meeting – Fixing the Number of Directors and Election of Directors of EEC” in the Information Circular for the name, place of residence, date first elected as a director of EEC and positions for each of the proposed directors of Equal Energy upon completion of the Arrangement, together with their principal occupations during the last five years and certain other background information.  The names and positions for each of the initial officers of Equal Energy that are not also directors are as follows, together with their principal occupations during the last five years and certain other background information:

Name of Officer, Jurisdiction of Residence and Position with Equal Energy	Principal Occupation During the Past Five Years
Don Klapko Calgary, Alberta, Canada President and Chief Executive Officer
Mr. Klapko joined the Trust as President and Chief Executive Officer in June 2008.  From November 2007 to June 2008, Mr. Klapko was a consultant to the Trust through his management company, Trigger Projects.  Prior to November 2007, Mr. Klapko’s most recent experience was as President and Director of Trigger Resources Ltd., a private exploration and production company.

Blaine Boerchers Calgary, Alberta, Canada Senior Vice President, Finance and Chief Financial Officer
Mr. Boerchers joined the Trust in October 2007. Prior to joining the Trust, Mr. Boerchers was Vice President of Finance and Chief Financial Officer of Nabors Blue Sky Ltd.  Prior to that, Mr. Boerchers was the Vice President of Finance and Chief Financial Officer of Airborne Energy Solutions Ltd. and also held various senior finance positions with Halliburton.

John Reader Calgary, Alberta, Canada Senior Vice President, Corporate Development and Chief Operating Officer
Mr. Reader was appointed Vice President, Operations and Engineering of the Trust in October 2005 and was promoted to Senior Vice President, Corporate Development in June 2006 and appointed Chief Operating Officer in August 2009.  Prior to joining the Trust, Mr. Reader was employed for 18 years at Chevron Corporation in various roles, including Canadian Business Development Manager.

Shane Peet Canmore, Alberta, Canada Senior Vice President, Engineering
Prior to his appointment as Senior Vice President, Engineering in January 2010, Mr. Peet was acting as Manager of Acquisitions and Divestitures at the Trust. Previously, Mr. Peet was the Vice President of Engineering and COO of Wild River Resources from September 2007 to July 2009. Mr. Peet was the Vice President of Engineering of Prairie Schooner Energy Ltd. from August 2004 to September 2006 and the Engineering Manager of Great Northern Exploration from January 2002 through to its sale in June 2004. Prior thereto Mr. Peet held various positions with Bonavista, Rio Alto Exploration, Canadian Hunter, Talisman and Wascana Energy. Mr. Peet holds a Bachelor of Science degree in Petroleum Engineering from the University of Alberta

John Chimahusky Oklahoma City, Oklahoma, United States Senior Vice President and Chief Operating Officer, U.S. Operations
Mr. Chimahusky joined the Trust in his current role in 2007.  Immediately prior to joining the Trust, Mr. Chimahusky was President of Kirkpatrick Oil Company, Inc., a private exploration and production company based in Oklahoma City.  Prior to that Mr. Chimahusky had a 25-year career with ConocoPhillips and its predecessor, Phillips Petroleum Company.

After giving effect to the Arrangement, and based on certain assumptions, the directors and executive officers of Equal Energy, as a group, will beneficially own or control or direct, directly or indirectly, an aggregate of approximately 173,000 Equal Shares, representing approximately 1% of the issued and outstanding Equal Shares.

Personnel

As at the date of the Information Circular, Equal Energy has no employees.  After giving effect to the Arrangement, the current employees of EEC will become employees of Equal Energy, while the employees of the operating entities will remain employees of the operating entities.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of Equal Energy will be subject in connection with the operations of Equal Energy.  Conflicts, if any, will be subject to the procedures and remedies available under the ABCA.  The ABCA provides that in the event a director or officer of a company is a party to, or is a director or officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with Equal Energy, the director shall disclose his interest in such contract and, in the case of directors, shall refrain from voting on any matter in respect of such contract unless otherwise provided by the ABCA.  As at the date of the Information Circular, the Board and management of EEC is not aware of any existing or potential material conflicts of interest between Equal Energy and any proposed director or officer of Equal Energy.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, no compensation has been paid by Equal Energy to its executive officers or directors and none will be paid until after the Arrangement is completed.  The proposed directors and executive officers of Equal Energy are currently compensated by the Trust.

Equal Energy’s compensation policies are expected to be similarly structured to those of the Trust.  See “Statement of Executive Compensation” in Appendix H to the Information Circular.

Following completion of the Arrangement, it is currently anticipated that Equal Energy will establish and adopt the Equal Stock Option Plan and the Equal LTIP Plan and will grant options, restricted shares and/or performance shares to directors, officers, and employees of, and consultants to, of Equal Energy and its affiliates.  See “Other Matters to be Acted Upon at the Meeting – Approval of Equal Stock Option Plan” and “Other Matters to be Acted Upon at the Meeting – Approval of Equal LTIP Plan” in the Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Equal Energy, or any of their associates, to Equal Energy, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Equal Energy.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Following the completion of the Arrangement, it is anticipated that Equal Energy will adopt the audit committee and corporate governance policies of the Trust.  See “Trust Governance” in Appendix H to the Information Circular and “Appendix A - Audit Committee Mandate” in the Trust AIF.

RISK FACTORS

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Trust’s other public filings before making an investment decision.

The following is a summary list of certain significant risk factors relating to the activities of Equal Energy and the ownership of Equal Shares following the Effective Date:

•	there is no assurance that the cash flow available from the underlying business of Equal Energy will be sufficient to grow the company;

•	there is no assurance that Equal Energy will be able to obtain additional financing that may be required to deliver growth in underlying value;

•	the level of Equal Energy’s indebtedness may from time to time impair its ability to have sufficient financial flexibility to take advantage of business opportunities that may arise.

•	Equal Energy may make future drilling investments that do not perform as expected and which will impair the ability of the company to grow its assets;

•	Equal Energy may make future oil and gas acquisitions or other transactions involving the issuance of securities of Equal Energy which may be dilutive; and

•	the inability of Equal Energy to manage growth effectively could have a material adverse impact on its business, operations and prospects.

Unitholders are encouraged to obtain independent legal, tax and investment advice in its jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Trust Units and Equal Shares.

The following is a detailed list of certain risk factors relating to the activities of Equal Energy and the ownership of Equal Shares following the Effective Date:

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The long-term commercial success of Equal Energy depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves.  Without the continual addition of new reserves, any existing reserves Equal Energy may have at any particular time, and the production therefrom will decline over time as such existing reserves are exploited.  A future increase in Equal Energy’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects.  No assurance can be given that Equal Energy will be able to continue to locate satisfactory properties for acquisition or participation.  Moreover, if such acquisitions or participations are identified, management of Equal Energy may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.  There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Equal Energy.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs.  Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.  In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells.  These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.   While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury.  In particular, Equal Energy may explore for and produce sour natural gas in certain areas.  An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Equal Energy.  In accordance with industry practice, Equal Energy is not fully insured against all of these risks, nor are all such risks insurable.  Although Equal Energy maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Equal Energy could incur significant costs.  Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations.  Losses resulting from the occurrence of any of these risks may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.

Global Financial Crisis

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices.  These conditions deteriorated in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to worsen and stock markets to decline substantially.  These factors have negatively impacted company valuations and will impact the performance of the global economy going forward.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Equal Energy is and will continue to be affected by numerous factors beyond its control. Equal Energy’s ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Equal Energy may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The prices of oil and natural gas prices may be volatile and subject to fluctuation.  Any material decline in prices could result in a reduction of Equal Energy’s net production revenue.  The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of Equal Energy’s reserves.  Equal Energy might also elect not to produce from certain wells at lower prices.  All of these factors could result in a material decrease in Equal Energy’s expected net production revenue and a reduction in its oil and gas acquisition, development and exploration activities.  Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of Equal Energy.  These factors include economic conditions, in the United States and Canada, the actions of OPEC, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources.  Any substantial and extended decline in the price of oil and gas would have an adverse effect on Equal Energy’s carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing credit and liquidity concerns.  Volatile oil and gas prices make it difficult to estimate the acquisition value of producing properties and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value.  Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

To the extent that Equal Energy engages in risk management activities related to commodity prices in the future, there is a credit risk associated with counterparties with which Equal Energy may contract.

In addition, bank borrowings available to Equal Energy may, in part, be determined by Equal Energy’s borrowing base.  A sustained material decline in prices from historical average prices could reduce Equal Energy’s borrowing base, therefore reducing the bank credit available to Equal Energy which could require that a portion, or all, of Equal Energy’s bank debt be repaid.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

Equal Energy makes acquisitions and dispositions of businesses and assets in the ordinary course of business.  Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as Equal Energy’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Equal Energy.  The integration of acquired business may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters.  Management continually assesses the value and contribution of services provided and assets required to provide such services.  In this regard, non-core assets are periodically disposed of, so that Equal Energy can focus its efforts and resources more efficiently.  Depending on the state of the market for such non-core assets, certain non-core assets of Equal Energy, if disposed of, could be expected to realize less than their carrying value on the financial statements of Equal Energy.

Operational Dependence

Other companies operate some of the assets in which Equal Energy has an interest.  As a result, Equal Energy has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect Equal Energy’s financial performance.  Equal Energy’s return on assets operated by others therefore depends upon a number of factors that may be outside of Equal Energy’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

Equal Energy manages a variety of small and large projects in the conduct of its business.  Project delays may delay expected revenues from operations.  Significant project cost over-runs could make a project uneconomic.  Equal Energy’s ability to execute projects and market oil and natural gas depends upon numerous factors beyond Equal Energy’s control, including:

•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the availability of storage capacity;

•	the supply of and demand for oil and natural gas;

•	the availability of alternative fuel sources;

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	changes in regulations;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, Equal Energy could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases.  Equal Energy competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Equal Energy’s competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of Equal Energy.  Equal Energy’s ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling.  Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery and storage.  Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time.  Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas.  Such regulations may be changed from time to time in response to economic or political conditions.  The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase Equal Energy’s costs, any of which may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects. In order to conduct oil and gas operations, Equal Energy will require licenses from various governmental authorities. There can be no assurance that Equal Energy will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Equal Energy to incur costs to remedy such discharge.  Although Equal Energy believes that it will be in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.  There has been much public debate with respect to Canada’s ability to meet these targets and the Government’s strategy or alternative strategies with respect to climate change and the control of greenhouse gases.  Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Kyoto Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Equal Energy.  Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on Equal Energy and its operations and financial condition.

Variations in Foreign Exchange Rates and Interest Rates

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time.  In recent years, the Canadian dollar has increased materially in value against the United States dollar.  Material increases in the value of the Canadian dollar negatively impact Equal Energy’s production revenues.  Future Canadian/United States exchange rates could accordingly impact the future value of Equal Energy’s reserves as determined by independent evaluators.

To the extent that Equal Energy engages in risk management activities related to foreign exchange rates in the future, there is a credit risk associated with counterparties with which Equal Energy may contract.

An increase in interest rates could result in a significant increase in the amount Equal Energy pays to service debt, which could negatively impact the market price of the Equal Shares.

Substantial Capital Requirements

Equal Energy anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future.  If Equal Energy’s revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs.  In addition, uncertain levels of near term industry activity coupled with the present global credit crisis exposes Equal Energy to additional access to capital risk.  There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Equal Energy.  The inability of Equal Energy to access sufficient capital for its operations could have a material adverse effect on Equal Energy’s business financial condition, results of operations and prospects.

Additional Funding Requirements

Equal Energy’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times.  From time to time, Equal Energy may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities.  Failure to obtain such financing on a timely basis could cause Equal Energy to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.  If Equal Energy’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Equal Energy’s ability to expend the necessary capital to replace its reserves or to maintain its production.  If Equal Energy’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on terms acceptable to Equal Energy.  Continued uncertainty in domestic and international credit markets could materially affect Equal Energy’s ability to access sufficient capital for its capital expenditures and acquisitions, and as a result, may have a material adverse effect on Equal Energy’s ability to execute its business strategy and on its business, financial condition, results of operations and prospects.

Issuance of Debt

From time to time Equal Energy may enter into transactions to acquire assets or the shares of other organizations.  These transactions may be financed in whole or in part with debt, which may increase Equal Energy’s debt levels above industry standards for oil and natural gas companies of similar size.  Depending on future exploration and development plans, Equal Energy may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms.  Neither Equal Energy’s articles nor its by-laws limit the amount of indebtedness that Equal Energy may incur.  The level of Equal Energy’s indebtedness from time to time, could impair Equal Energy’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Equal Energy may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Equal Energy will not benefit from such increases and Equal Energy may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements.  Similarly, from time to time Equal Energy may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Equal Energy will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to Equal Energy and may delay exploration and development activities.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Equal Energy’s claim which may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves.  The reserve and associated cash flow information set forth herein are estimates only.  In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results.  For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary.  Equal Energy’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history.  Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools.  Estimates based on these methods are generally less reliable than those based on actual production history.  Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Equal Energy’s independent reserves evaluator has used forecast prices and costs in estimating the reserves and future net cash flows as summarized herein.  Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Equal Energy’s oil and gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material.  The reserve evaluation is based in part on the assumed success of activities Equal Energy intends to undertake in future years.  The reserves and estimated cash flows to be derived therefrom contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation.  The reserve evaluation is effective as of a specific effective date and has not been updated and thus does not reflect changes in Equal Energy’s reserves since that date.

Insurance

Equal Energy’s involvement in the exploration for and development of oil and natural gas properties may result in Equal Energy becoming subject to liability for pollution, blow outs, leaks of sour natural gas, property damage, personal injury or other hazards.  Although Equal Energy maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities.  In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, Equal Energy may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons.  The payment of any uninsured liabilities would reduce the funds available to Equal Energy.  The occurrence of a significant event that Equal Energy is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.

Geo-Political Risks

The marketability and price of oil and natural gas that may be acquired or discovered by Equal Energy is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil.  Conflicts, or conversely peaceful developments, arising in the Middle-East, and other areas of the world, have a significant impact on the price of oil and natural gas.  Any particular event could result in a material decline in prices and therefore result in a reduction of Equal Energy’s net production revenue.

In addition, Equal Energy’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack.  If any of Equal Energy’s properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.  Equal Energy’s will not have insurance to protect against the risk from terrorism.

Dilution

Equal Energy may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Equal Energy which may be dilutive.

Management of Growth

Equal Energy may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls.  The ability of Equal Energy to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Equal Energy to deal with this growth may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.

Expiration of Licences and Leases

Equal Energy’s properties are held in the form of licences and leases and working interests in licences and leases.  If Equal Energy or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire.  There can be no assurance that any of the obligations required to maintain each licence or lease will be met.  The termination or expiration of Equal Energy’s licences or leases or the working interests relating to a licence or lease may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.

Dividends

Equal Energy has not paid any dividends on its outstanding shares.  Upon completion of the Arrangement, Equal Energy does not intend to initially declare annual dividends, nor does it intend to introduce dividends in the foreseeable future.  Near term cash flow from the business will be directed to exploitation of existing assets with the intent to grow the underlying value of the company, and potentially to make further reductions to debt.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada.  Equal Energy is not aware that any claims have been made in respect of its properties and assets; however, if a claim arose and was successful such claim may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns.  Wet weather and spring thaw may make the ground unstable.  Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels.  Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain.  Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Equal Energy.

Third Party Credit Risk

Equal Energy may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, hedge counter-parties and other parties.  In the event such entities fail to meet their contractual obligations to Equal Energy, such failures may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.  In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Equal Energy’s ongoing capital program, potentially delaying the program and the results of such program until Equal Energy finds a suitable alternative partner.

Conflicts of Interest

Certain directors of Equal Energy are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions.  Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Reliance on Key Personnel

Equal Energy’s success depends in large measure on certain key personnel.  The loss of the services of such key personnel may have a material adverse effect on Equal Energy’s business, financial condition, results of operations and prospects.  The contributions of the existing management team to the immediate and near term operations of Equal Energy are likely to be of central importance.  In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Equal Energy will be able to continue to attract and retain all personnel necessary for the development and operation of its business.  Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Equal Energy.

REGULATORY ACTIONS

There have been (i) no penalties or sanctions imposed against Equal Energy or its related entities by a court relating to securities legislation or by a securities regulatory authority; (ii) no other penalties or sanctions imposed by a court or regulatory body against Equal Energy; and (iii) no settlement agreements Equal Energy entered into with a court relating to securities legislation or with a securities regulatory authority.

LEGAL PROCEEDINGS

There are currently no legal proceedings material to which Equal Energy or any of the operating entities of Equal Energy is or was a party to or of which any of their respective properties are the subject matter, nor are there any such proceedings known to Equal Energy.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL ARRANGEMENTS

Except as disclosed in the Information Circular or this Appendix, none of the directors or executive officers of Equal Energy or the proposed directors or executive officers of Equal Energy, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of Equal Energy’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction or any proposed transaction that has materially affected or will materially affect Equal Energy.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of Equal Energy will be KPMG LLP, Chartered Accountants, 2700, Bow Valley Square II, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

Transfer Agent and Registrar

Olympia Trust Company, at its principal offices in Calgary, Alberta, will be the registrar and transfer agent for the Equal Shares and transfers of the Equal Shares may be recorded in Calgary, Alberta.

MATERIAL CONTRACTS

The only contracts entered into by Equal Energy that materially affect Equal Energy, during the most recently completed financial year end or to which Equal Energy will become a party on or prior to the Effective Date, that can reasonably be regarded as material to a proposed investor in the Equal Shares, other than contracts entered into in the ordinary course of business are as follows:

1.           the Arrangement Agreement; and

2.	the credit agreement that may be entered into in connection with any credit facility Equal Energy negotiates with its lenders following the completion of the Arrangement.

For a description of material contracts of the Trust, see the section entitled “Material Contracts” in the Trust AIF.

INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Stikeman Elliott LLP on behalf of the Trust.  As at April 13, 2010, the partners and associates of Stikeman Elliott LLP beneficially owned, directly or indirectly, less than 1% of (i) the outstanding Trust Units, and (ii) the outstanding Debentures.  Certain legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP, Canadian tax counsel for the Trust.  As at April 13, 2010, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of (i) the outstanding Trust Units, and (ii) the outstanding Debentures

Except for John Brussa, a partner at Burnet, Duckworth & Palmer, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Equal Energy or of any associate or affiliate of Equal Energy.

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SCHEDULE A

INITIAL BALANCE SHEET – EQUAL ENERGY LTD.

F-

AUDITORS’ REPORT

To the Board of Directors of Equal Energy Ltd.

We have audited the balance sheet of Equal Energy Ltd. (the “Company”) as at April 13, 2010.  This balance sheet is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatements.  An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at April 13, 2010 in accordance with Canadian generally accepted accounting principles.

(Signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

April 13, 2010

F-

EQUAL ENERGY LTD.

BALANCE SHEET

APRIL 13, 2010

ASSETS
Current assets:
Cash	$100
$100

SHAREHOLDERS’ EQUITY

SHARE CAPITAL
1 Common Share (Note 2)	$100
$100
Proposed Reorganization (Note 3)

See accompanying notes to the balance sheet.

On behalf of the Board of Directors.

(signed) “Peter Carpenter”	(signed) “Victor Dusik”
Director	Director

F-

EQUAL ENERGY LTD.

NOTES TO BALANCE SHEET

AS AT APRIL 13, 2010

1.           Incorporation and Basis of Presentation

Equal Energy Ltd. (the “Company”) was formed on April 8, 2010 under the laws of Alberta.  The Company has not commenced operations at the balance sheet date.  Accordingly, statements of earnings, comprehensive earnings, retained earnings and cash flows have not been prepared.  This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

2.           Share capital

The authorized share capital of the Company consists of an unlimited number of common shares without nominal or par value.  Upon incorporation and as at the balance sheet date the Company had issued one common share at a price of $100.

3.           Proposed Reorganization

On May 12, 2010, an annual and special meeting (the “Meeting”) of the holders of Trust Units (“Unitholders”) of Enterra Energy Trust (the “Trust”) is scheduled to be held to vote on, among other things, a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”) pursuant to which: (i) the Company will acquire all of the issued and outstanding Trust Units in exchange for common shares (“Company Shares”) of the Company whereby the holders of Trust Units will receive, for each Trust Unit held on the effective date of the Arrangement, one-third of a Company Share; (ii) the obligations of the Trust under its outstanding convertible debentures shall be assumed by the Company; (iii) the outstanding options to purchase Trust Units will be converted to options to purchase Company Shares; and (iv) the outstanding restricted units will be converted to restricted shares of the Company.  The Arrangement will be subject to receipt of all required regulatory, stock exchange and Court of Queen’s Bench approvals, including approval by at least 66 2/3 percent of the votes cast by Unitholders present, in person or by proxy, at the Meeting.  All required approvals are anticipated to be in place by the end of May, 2010, at which point the Arrangement will be completed.

4.           Reconciliation to United States generally accepted accounting principles (“U.S. GAAP”)

There are no differences between the application of Canadian GAAP and U.S. GAAP that significantly impact the balance sheet of the Company.

F-

SCHEDULE B

PRO FORMA FINANCIAL STATEMENTS OF EQUAL ENERGY

F-

Equal Energy Ltd. Proforma Consolidated Balance Sheet As at December 31 (in thousands of Canadian dollars)	Enterra Energy Trust	Pro forma Adjustments	Notes		Pro forma Equal Energy Ltd.

Assets
Current assets
Cash and cash equivalents	19,680	-			19,680
Accounts receivable	23,677	-			23,677
Prepaid expenses, deposits and other	1,998	-			1,998
Current portion of long-term receivables	11,196	-			11,196
Commodity contracts	993	-			993
	57,544	-			57,544

Long-term receivables	5,491	-			5,491
Property, plant and equipment	399,237	-			399,237
	462,272	-			462,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	27,997	1,085	2(ii)		29,082
Commodity contracts	755	-			755
Future income tax liability	69	-			69
	28,821	1,085			29,906

Long-term debt	70,000	-			70,000
Convertible debentures	114,863	-			114,863
Asset retirement obligations	21,055	-			21,055
Future income tax liability	8,487	-	2(iii)		8,487
	243,226	1,085			244,311

Unitholders’ / shareholders’ equity
Unitholders’ capital	674,106	(674,106)	2	(i)	-
Common stock		671,106	2	(i)	225,420
		(448,686)	2(iv)
Equity component of convertible debentures	3,951	-			3,951
Contributed surplus	11,064	-			11,064

Accumulated other comprehensive income (loss)	(22,474)	-			(22,474)
Deficit	(447,601)	(1,085)	2(ii)		-
		448,686	2(iv)
	(470,075)	447,601			(22,474)
	219,046	(1,085)			217,961
	462,272	-			462,272

F-

Equal Energy Ltd. Proforma Consolidated Statement of Loss For the year ended December 31, 2009 (in thousands of Canadian dollars except per unit /share amounts)	Enterra Energy Trust	Pro forma Adjustments	Notes	Pro forma Equal Energy Ltd.
Revenues
Oil and natural gas	126,828	-		126,828
Royalties	(26,570)	-		(26,570)
	100,258			100,258
Expenses
Production	39,659	-		39,659
Transportation	2,519	-		2,519
General and administrative	15,707	1,085	3(ii)	16,792
Provision (recovery) for receivables	(2,110)	-		(2,110)
Interest expense	11,461	-		11,461
Unit-based compensation expense	3,580	-		3,580
Depletion, depreciation and accretion	86,877	-		86,877
Foreign exchange loss	1,441	-		1,441
	159,134	1,085		160,219
Loss before income taxes	(58,876)	(1,085)		(59,961)

Income taxes
Current	-	-		-
Future taxes (reduction)	(17,594)	-	3(iii)	(17,594)
	(17,594)	-		(17,594)

Net loss	(41,282)	(1,085)		(42,367)

Loss per trust unit/common share
Basic and Diluted	(0.65)		3(iv)	(2.01)

F-

Equal Energy Ltd.

Notes to Pro Forma Consolidated Financial Statements

As at and for the year ended December 31, 2009

1.           Basis of Presentation

On January 18, 2010 Enterra Energy Trust (the “Trust”) announced its plan to convert the Trust into a corporate entity called Equal Energy Ltd. (“Equal Energy”) to carry on the same business as previously conducted by the Trust (“the Arrangement”). Unitholders of the Trust will exchange one unit of Enterra Energy Trust and receive one third of a common share Equal Energy which will hold the assets previously held directly or indirectly, by the Trust.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of the Trust in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet as at December 31, 2009 and the unaudited pro forma statement of loss for the year ended December 31, 2009 are based on the audited financial statements of the Trust as at and for the year ended December 31, 2009. The pro forma financial statement should be read in conjunction with the Trust’s 2009 consolidated financial statements and the reconciliation of the Trust’s 2009 consolidated financial statements to U.S. generally accepted accounting principles (“U.S. GAAP”), included in the Trust’s 2009 Form 40-F.

The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

2.           Pro forma consolidated balance sheet as at December 31, 2009 assumptions and adjustments

The pro forma consolidated balance sheet gives effect to the following transaction and adjustments as if they occurred on December 31, 2009.

i.	Completion of the proposed Arrangement whereby the Unitholders of the Trust receive one third of a common shares of Equal Energy for every trust unit held.

ii.	Costs incurred in connection with the Arrangement, including legal, advisory and other costs and fees have been included in accounts payable and accrued liabilities.

iii.	The conversion to a corporate entity did not significantly impact the estimated future income tax liability recorded in the consolidated financial statements.

iv.
As part of the Arrangement, the deficit of Equal Energy is offset against share capital therefore the value of the pro forma consolidated common shares of Equal Energy after giving effect to the Arrangement was reduced by the pro forma consolidated deficit of Equal Energy of $448.7 million.

3.	Proforma consolidated statement of loss for the year ended December 31, 2009 assumptions and adjustments

i.
The pro forma consolidated statement of loss for the year ended December 31, 2009 gives effect to the Arrangement and adjustments referred to in Note 2 effective January 1, 2009 as well as the following:

ii.	The pro forma statement of includes transaction costs of $1.1 million for estimated legal, advisory and other costs and fees.

iii.
The Arrangement effectively results in the income tax burden on earnings from the Trust and its subsidiaries being transferred from the Unitholders to Equal Energy.  As the Trust did not pay any distributions in 2009, the conversion to a corporation did not impact the pro forma tax provision as a result of the shift of the tax burden from the Unitholders to Equal Energy.

iv.
The pro forma loss per share is calculated as the pro forma loss of $42.4 million divided by 21.1 million weighted average common shares outstanding during the year. The weighted average common shares outstanding was calculated based on the weighted average trust units outstanding during the year as reported in the Trust’s 2009 consolidated financial statements adjusted for the exchange of one third of a Equal Energy share for each trust unit held.

4.           United States Generally Accepted Accounting Principles:

The 2009 consolidated financial statements of the Trust have been reconciled to U.S. GAAP as reported in the 2009 Form 40-F of the Trust. The information provided below describes the effect of the conversion of the Trust to a corporate entity on the Trust’s reported U.S. GAAP reconciliation. This note should be read in conjunction with the Trust’s 2009 consolidated financial statements and the related U.S. GAAP reconciliation included in the 2009 Form 40-F.

a)           Equity settled unit based compensation

The Trust has equity settled unit based compensation plans for employees and directors that will be assumed by Equal Energy. Pursuant to the Arrangement these plans will continue in Equal Energy and the holders will receive the number of common shares of Equal Energy equal to one third of the Trust Units they would have otherwise been entitled to receive as a result of the share consolidation outline in the Plan of Arrangement. Under Canadian GAAP the Trust accounted for these plans as equity settled awards whereby the fair value of the equity was estimated on the grant date and charged to earnings as they vest with an offsetting entry to contributed surplus.

Under U.S. GAAP the Trust was required to account for these plans as liability classified awards as a result of the redemption feature within the trust units. This resulted in less stock based compensation recorded in 2009 under U.S.

As a result of the conversion of the Trust to a corporate entity these plans will be classified as equity awards under U.S. GAAP and accounted for in the same manner as Canadian GAAP. The decrease in stock based compensation expense recorded under U.S. GAAP is eliminated in the reconciliation of the pro forma statement of loss to U.S. GAAP.

b)            Redemption of trust units

Under U.S. GAAP, the trust units were presented as mezzanine equity. Upon conversion to a corporate entity by way of an exchange of trust units for commons shares of Equal Energy, the carrying amount presented under U.S. GAAP as mezzanine equity will be transferred to permanent equity / common shares.

c)           Pro forma shareholders equity

As part of the Arrangement, the deficit of Equal Energy is offset against share capital therefore the value of the pro forma consolidated common shares of Equal Energy under U.S. GAAP after giving effect to the Arrangement was reduced by the pro forma consolidated deficit of Equal Energy under U.S. GAAP of $104.8 million.

d)           Pro forma income per share

The pro forma income per share is calculated as the pro forma income of $11.6 million divided by 21.1 million (diluted – 21.6 million) weighted average common shares outstanding during the year. The weighted average common shares outstanding was calculated based on the weighted average trust units outstanding during the year as reported in the reconciliation of the Trust’s 2009 consolidated financial statements to U.S. GAAP adjusted for the exchange of one third of a Equal Energy share for each trust unit held.

The application of U.S. GAAP accounting principles would have the following impact on the pro forma consolidated statement of loss of Equal Energy for the year ended December 31, 2009 (thousands, except per unit/share amounts):

	Enterra Energy (U.S. GAAP)	Adjustments	Notes		Pro forma Equal Energy (U.S. GAAP)
Net loss under Canadian GAAP	(41,282)	(1,085)			(42,367)
Adjustments for U.S. GAAP
Depletion expense	72,679	-			72,679
Related income taxes	(24,571)	-			(24,571)
Reverse unit-based compensation expense under Canadian GAAP	3,580	(3,580)	4	(a)	-
Unit-based compensation expense under U.S. GAAP	(2,164)	2,164	4	(a)	-
Accretion of convertible debentures under Canadian GAAP	1,888	-			1,888
Amortization of other assets	(1,242)	-			(1,242)
Foreign exchange	(170)	-			(170)
Future tax adjustments	5,415	-			5,415
Net income under U.S. GAAP	14,133	(2,501)			11,632

Weighted average units for U.S. GAAP (000’s)
Basic	63,358		4	(d)	21,119
Diluted	64,832		4	(d)	21,611

Net income per unit under U.S. GAAP
Basic	0.22		4	(d)	0.55
Diluted	0.22		4	(d)	0.54

F-

The application of U.S. GAAP would have the following effect on the consolidated balance sheet as reported at December 31, 2009:

	Enterra Energy Trust (U.S. GAAP)	Adjustments	Notes		Pro forma Equal Energy Ltd. (U.S. GAAP)
Assets:
Current assets	57,544	-			57,544
Property, plant and equipment	76,738	-			76,738
Long-term receivables	5,491	-			5,491
Other assets	2,702	-			2,702
Future/deferred income tax	110,456	-	2(ii)		110,456
	252,931				252,931

Liabilities:
Current liabilities	30,990	(1,079)	2(ii), 4(a)		29,911
Long-term debt	70,000	-			70,000
Convertible debentures	119,860	-			119,860
Asset retirement obligations	21,055	-			21,055
	241,905	(1,079)			240,826

Mezzanine equity	134,111	(134,111)	4	(b)	-

Unitholders’/ Shareholders’ Equity
Common stock	-	27,919	4	(b)	29,335
		(104,776)	4	(c)
Contributed surplus	-	2,164	4	(a)	2,164
Accumulated other comprehensive income (loss)	(19,394)	-			(19,394)
Deficit	(103,691)	(1,085)	2(ii)		-
		104,776	4	(c)
	11,521	1,079			12,105
	252,931	-			252,931

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APPENDIX G

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Pursuant to the Interim Order, registered Unitholders have the right to dissent in respect of the Arrangement.  Such right of dissent is described in the Information Circular.  The full text of Section 191 of the ABCA is set forth below.  Note that certain provisions of such section have been modified by the Interim Order which is attached to the Information Circular as Appendix B and pursuant to the Plan of Arrangement which is attached to the Information Circular as Exhibit A to Appendix C.

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)
A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)
In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)
if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)
If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)
A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)
joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)           On:

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)
the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)
The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)
Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

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APPENDIX H

INFORMATION CONCERNING ENTERRA ENERGY TRUST

NOTICE TO READER

Unless otherwise noted, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the “Glossary of Terms” in the Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

The senior executives of the Trust, under the leadership of Don Klapko, President and Chief Executive Officer, have made significant strides in moving the Trust forward during 2009, a year in which oil prices opened below US$32/bbl and gas prices hit a seven year low.  Under difficult industry and economic circumstances the Trust achieved a number of significant objectives, including the following:

~~•~~	Bank debt was reduced by 27% to $70.0 million in 2009 from $95.5 million at the end of 2008.

~~•~~	Recruited key leadership staff with the technical skill sets necessary to successfully execute the transition to a growth-oriented exploration and production company.

~~•~~
Despite a constrained capital expenditure program in 2009, the Trust’s reserves bookings increased on a proved basis by 14 percent to 22.2 mmboe from 19.5 mmboe in 2008.  On a proved plus probable basis, the Trust’s reserves increased by 16% in 2009 to 31.1 mmboe compared with 26.7 mmboe in 2008.  These increases were primarily due to the improved performance of our Oklahoma assets including the introduction of new marketing contracts which give direct recognition to natural gas liquids (NGLs) embedded in our gas production, an overall increase in the NGL yield at the field level, reduced operating costs and improved reservoir performance.

~~•~~	Finding and development costs and operating expenses were reduced during 2009 which strengthens the Trust’s financial position going forward.

•
Average production declined slightly to 9,878 boe/d in 2009 from 10,283 in 2008, mainly due to the Trust’s decision to shut-in uneconomical natural gas production during Q3 2009.  This shut-in production remains behind pipe and is anticipated to be brought back on stream in Q2 2010.

•
The Trust acquired land assets in both the Cardium trend in Alberta and the Circus Viola play in southern Oklahoma, and additional production and acreage in the Trust’s key Hunton play in Oklahoma.  These acquisitions have substantially increased the Trust’s prospect inventory and growth potential.

•
An extensive marketing effort was undertaken in late 2009 and early 2010 to create awareness among institutional investors of the Trust’s assets and the key growth opportunities that exist within the Trust’s asset base.

•
In January 2010, we announced our intention to convert to a growth-oriented exploration and production company called Equal Energy Ltd. which, subject to Unitholder and regulatory approval, we anticipate will be completed in Q2 2010.

During 2010, the Trust continues to work to add value and make decisions in the best interest of the Unitholders.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the Trust’s compensation philosophy, the peer groups the Trust uses for compensation comparison purposes, the various elements of total compensation and the rationale for determining the amounts of each element.

(a)           Objective of Compensation Program

Within the Trust, remuneration plays an important role in attracting and retaining key members of the management team.  The Trust is committed to a compensation policy that rewards and retains individuals of exceptional skill while encouraging those persons to put forth maximum efforts for the success of the Trust and to focus management of the Trust and its affiliates on operating and financial performance and long-term unitholder return.

(b)           What the Compensation Program is Designed to Reward

Compensation plans and programs are designed so as to constitute adequate reward for services and incentive for the senior management team to implement both short-term and long-term strategies aimed at increasing Trust Unit value and creating economic value.  The Trust’s compensation strategy is therefore weighted towards pay-for-performance components.  Actual rewards are directly linked to the results of the Trust and its decisions.

Remuneration potential as well as the allocation of various remuneration and incentive components have been established in order to compete with remuneration practices of companies similar to the Trust.  In this respect, the Trust identifies remuneration practices and remuneration levels of publicly traded Canadian companies that, similarly to the Trust, are involved in the energy industry and are of comparable size in terms of daily oil and gas production levels.  In November 2008, Hugessen Consulting Inc. (“Hugessen”) was retained by the Compensation Committee to conduct a review of executive compensation (not including the President and Chief Executive Officer) and also to ensure that the Trust was comparing its compensation practices with an appropriate comparator group.  As a result a new comparator group was established consisting of: Anderson Energy Ltd., Birchcliff Energy Ltd., Breaker Energy Ltd., Celtic Exploration Ltd., Crew Energy Inc., Delphi Energy Corp., Fairborne Energy Ltd., Galleon Energy Inc., Highpine Oil & Gas Limited, Iteration Energy Ltd., Paramount Resources Ltd., Pearl Exploration and Production Ltd., Storm Exploration Inc., Tristar Oil & Gas Ltd., True Energy Trust, Vero Energy Inc., West Energy Ltd. and Zargon Energy Trust.  The group of 18 companies mentioned above is referred to in this report as the “2008 Comparator Group”.  When analyzing the remuneration practices and levels of the appropriate Comparator Group, the Compensation Committee also takes into consideration the Trust’s financial targets and performance.

The 2008 Comparator Group has experienced some change since November 2008 in that six of the eighteen companies have been acquired or merged into new entities.  As the NEOs (as defined below in this Appendix H) salaries have remained frozen since 2008, the Compensation Committee determined that there would be no need to update the comparator group information for comparison purposes during 2009.  It is anticipated that the comparator group will be updated at the end of 2010 in time for the review of executive compensation at the beginning of 2011.

The Trust also reviews general compensation surveys on an annual basis to compare the Trust's compensation policies to generally accepted practices for publicly traded energy companies.

(c)	Elements of Compensation Program, Determination of Amounts for each Element, Rationale for Amounts of each Element

In the Trust’s case, the major elements of the executive compensation program are base salary, annual individual and corporate performance bonus and long-term incentives through the granting of options and RUPUs.  The compensation policies and guidelines for the NEOs, other than the President and Chief Executive Officer, are recommended by the President and Chief Executive Officer and the Manager, Human Resources and approved by the Compensation Committee and the Board.  The compensation for the President and Chief Executive Officer, as described on page H-5, was recommended in June 2008 by a Special Committee of the Board in place at the time and approved by the Board.

Perquisites and personal benefits provided to senior management reflect competitive practices and particular business needs.

Base Salary

Except for the President and Chief Executive Officer, salaries for the NEOs and other senior executives are paid within a salary range established on the basis of the level of responsibility relative to other positions in the Trust and relative to the base salaries paid by organizations in the appropriate Comparator Group. In November 2008 when the Compensation Committee retained Hugessen to review executive base salaries (with the exception the President and Chief Executive Officer) it was determined that the base salaries paid to the NEOs were above the 75th percentile of the 2008 Comparator Group.  The Trust intends to transition to a base salary in line with the Comparator Group’s median and it is anticipated that this transition will need to be managed over a period of years. Accordingly, there were no salary increases for any of the NEOs during 2009 or 2010.

Annual Bonus Program

There are two components of the annual bonus program (the “ABP”): an individual component and a corporate component.

As in 2008, in 2009, the payment of an individual bonus was based upon the achievement of individual goals during the year. The payment of a corporate bonus was based solely upon the growth in the value of the Trust Units from the beginning to the end of the calendar year in order to continue to align the interests of the employees with the interests of the Unitholders. The Trust Unit value increased from $0.70 at the beginning of 2009 to $2.17 at the end of 2009. When measured against all other Canadian energy trusts, as well as like sized Canadian energy companies (trusts and exploration and production companies) the Trust’s performance on a Total Unitholder Return basis was greater than the 75th percentile.  Based on this strong performance, the Board approved a corporate bonus in the form of RU grants.

The bonus payments were made on a subjective basis in relation to the level of responsibility of the individual relative to other positions in the organization and were part of the amount set aside as the bonus pool for all employees.  Bonuses paid to the NEOs were between 44% and 64% of their individual 2009 base salaries, the specific amounts are included in the “Summary Compensation Table” on page H-8.

2009 Goals and Objectives Achieved - NEOs

Blaine Boerchers, Chief Financial Officer

•	Reduced external audit and consulting fees over a two year period by approximately $400,000.
•	Worked with bank syndicate to renew credit agreement in June 2009 and subsequently maintained borrowing base at $110MM based on mid year reserves.
•	Eliminated SOX weaknesses that existed in 2008.
•
Took on full responsibility for Investor Relations functions after IR Coordinator left the company, organized several investor presentations in 2009 and organized investor meetings in nine cities in the U.S. and Canada in 2010.

•	Worked with NYSE to resolve listing issues.
•	Key contributor to ongoing trust conversion planning.

John Reader, Senior Vice President, Corporate Development and Chief Operating Officer

•	Took on expanded role of Chief Operating Officer.
•	Brought forward the Oklahoma Circus Oil play and the Canadian Cardium play.
•	Identified 30+ M&A opportunities and acquired assets of $9MM in Oklahoma and $12.75MM in Canada.
•	Reorganized and promoted key players to VP roles establishing a growth oriented operations team.

John Chimahusky, Senior Vice President and Chief Operating Officer, U.S. Operations

•	Exceeded production targets in Oklahoma
•	Added key staff members to advance land strategies and exploration positioning for growth in 2010
•	Identified and procured new Circus Viola oil play

Individual bonus payments for the 2009 calendar year were paid to the NEOs and other employees on February 25, 2010 and the RU grants related to the Corporate Bonus will be converted to shares of Equal Energy and issued to the NEOs and other employees shortly after the completion of the Arrangement.

Trust Unit Option Plan and RUPU Plan

On January 18, 2010 the Trust announced its intent to convert to an exploration and production company called Equal Energy Ltd. Management believes that the grant of Trust Options and RUPUs, to be subsequently converted to options and shares of Equal Energy Ltd., as applicable, as long-term incentives will help to align management interest with shareholder value growth.

Trust Options will be the main long term incentive plan and may be granted from time to time to senior executives and employees pursuant to the Trust Unit Option Plan in order to sustain a commitment to long-term profitability and maximize shareholder value.  Each Trust Option has an exercise price equal to the prevailing market price of the Trust Units at the time of the grant.  The market price is determined as the closing price of the Trust Units on the TSX on the last trading day immediately preceding the date of the grant or in such other manner as is required or allowed by the rules and policies of the TSX.

The number of options granted is determined by the Board on such terms (which may vary between options) as it shall determine except that (i) the aggregate number of Trust Units reserved for issuance pursuant to options granted to any one person under the Trust Unit Option Plan and any other security-based compensation arrangement of the Trust is limited to 5% of the issued and outstanding Trust Units (on an undiluted basis), (ii) the aggregate number of Trust Units reserved for issuance pursuant to Trust Options granted to insiders of the Trust under the Trust Unit Option Plan and any other security-based compensation arrangement of the Trust is limited to 10% of the issued and outstanding Trust Units (on an undiluted basis), (iii) the aggregate number of Trust Units which may be issued to insiders under the Trust Unit Option Plan and any other security-based compensation arrangement of the Trust within a one year period is limited to 10% of the issued and outstanding Trust Units (on an undiluted basis), and (iv) the aggregate number of Trust Units which may be issued to any one insider and such insider’s associates under the Trust Unit Option Plan and any other security-based compensation arrangement of the Trust, within any one-year period, is limited to 5% of the issued and outstanding Trust Units (on an undiluted basis).

Initially, Trust Options granted to NEOs and other employees, pursuant to the Trust Unit Option Plan will be exercisable as follows: (i) for the first 1/3 of the options granted, vesting on the first anniversary of the Option Plan Participant’s hire date (ii) for the next 1/3 of the options granted, vesting on the second anniversary of the Option Plan Participant’s hire date and (iii) for the remaining 1/3 of the options granted, vesting on the third anniversary of the Option Plan Participant’s hire date.

Thereafter, as part of the compensation program, on an annual basis Trust Options may be granted to the existing NEOs and other employees pursuant to the Trust Unit Option Plan.  These annual grants reload the employee long term incentives so that employees consistently have three years of long term incentive grants in place.   These grants normally vest all at once, as opposed to gradually vesting, in the third quarter of the third year from the grant date.

RU’s and PU’s may be granted from time to time to the existing NEOs and other employees as part of their long-term compensation package pursuant to the RUPU Plan.  All RU’s and PU’s are granted without any monetary consideration being payable to the Trust and their vesting and issue dates are determined as follows: (i) for a RU a) one-third of the Trust Units issuable under the RU on each of the first, second and third anniversary of the date the RU was granted or b) another date specified in the grant agreement; and (ii) for a PU, as to any Trust Units issuable based on performance of the Trust compared to it’s peers.  To the extent that the performance measures are attained by the Trust, PU’s are converted into the appropriate number of Trust Units which are issued from treasury, without any further consideration payable to the Trust in respect thereof.

The 2009 annual long term incentive grants were approved by the Board in August 2009, however due to uncertainty around conversion to an exploration and production company, the annual long term incentive grant reload was delayed.  After the January 18, 2010 announcement of the Trust’s intent to convert to an exploration and production company called Equal Energy Ltd. it was decided that long term incentives should take the form of Trust Options rather than RUPUs as Trust Options aligned more with the growth-oriented strategy that Equal Energy would employ.  A grant of Trust Options were approved by the Board in February 2010 which were part of the normal 2009 annual compensation arrangement that was delayed until 2010 due to conversion uncertainty and therefore they have been reported in 2009.  The 2010 annual long term incentive reload grant is scheduled for Q3 2010. Therefore, in respect of the financial year ended December 31, 2009, the Trust granted to its senior executives a total of 1,353,000 Trust Options and 441,995 RU’s, representing 2.1% and 0.7%, respectively, of the aggregate number of Trust Units outstanding on an undiluted basis as at December 31, 2009.  As at December 31, 2009, there was a total of 706,000 Trust Options outstanding, representing 1.1% of the aggregate number of Trust Units outstanding on an undiluted basis. The Trust Options outstanding do not include the incentive reload grant that occurred in February 2010. Also, as at December 31, 2009, there were a total of 1,773,218 RUPUs outstanding representing 2.7% of the aggregate number of Trust Units on an undiluted basis (RU’s 1,604,325, 2.5% and PU’s 168,893, 0.2%).

Reference is also made to the full description of the Equal Option Plan and Equal LTIP Plan starting on page 60 of the Information Circular.

President and Chief Executive Officer

Don Klapko, President and Chief Executive Officer of the Trust is engaged under an employment agreement for a three year term that commenced on June 27, 2008 and will expire on June 27, 2011.

Base Salary

The base salary and the annual bonus payments to be made to Mr. Klapko as President and Chief Executive Officer during 2009 and over the three year term of his employment agreement were negotiated by the Special Committee of the Trust in place at the time (the “Special Committee”).  The Special Committee retained independent counsel, Osler, Hoskin & Harcourt LLP, to advise in respect of legal matters arising from the negotiation of Mr. Klapko’s employment agreement, and an independent compensation consulting firm, Lane Caputo Inc., to assist in determining Mr. Klapko's compensation package, subject to the negotiation.

The Special Committee considered the improved performance of the Trust, the past performance of Mr. Klapko and the need to continue to retain him, and reviewed comparator group information and compensation data, when recommending Mr. Klapko’s salary and annual incentives for the purposes of finalizing his employment agreement.

As stipulated in Mr. Klapko’s employment agreement, his base salary is held constant for the 3 year term of his contract.

Bonus

The President and Chief Executive Officer is entitled to participate in the ABP that the other NEOs of the Trust participate in.  Specific bonus objectives for the President and Chief Executive Officer, including individual and corporate goals, are established in writing by the Board and the specific bonus objectives may change from year to year.

In 2008, Mr. Klapko achieved his 2008 goals however he declined the 2008 annual bonus to which he was entitled, based on industry conditions at the time.

In 2009, Mr. Klapko achieved his 2009 goals as set out in the table below.  In recognition of the exceptional performance the Trust achieved during 2009, the Board of Directors awarded Mr. Klapko a $300,000 ABP (60% of his 2009 base salary) to be paid in the form of equity through the RUPU Plan.  The Trust’s 2009 performance on a Total Unitholder Return basis when measured against all energy trusts as well as like sized energy companies (trusts and exploration and production companies) was greater than the 75th percentile.

2009 Goals and Objectives Achieved

Don Klapko, President and Chief Executive Officer

•	Led and managed the Trust and its subsidiaries within the parameters set by the Board and its committees.
•	Developed and recommended the corporate strategy.
•
Directed and monitored the activities of the Trust and its subsidiaries in a manner that focused on achieving the strategic, operational and capital plans of the Trust and on safeguarding and optimizing the assets of the Trust in the best interests of the Unitholders.

•	Reported to the Board regularly on actual results compared to planned objectives.
•
Developed and implemented operational policies to guide the Trust and its subsidiaries within the limits prescribed by the Trust Indenture and structure and within the framework of the strategic directions adopted by the Board.

•	In conjunction with the Chief Financial Officer, designed and oversaw the effectiveness and the integrity of the internal controls and management systems of the Trust and its subsidiaries.
•
Identified, to the extent possible, all significant risks to the Trust’s businesses and considered and established, where appropriate, procedures to mitigate the impact of the risks in the best interest of Unitholders of the Trust.

•	Managed the marketing function, while operating within the Board-sanctioned risk profile and Board-approved financial instruments, with the objective of optimizing the overall returns for the Trust.
•	Ensured that the Chairman and other Board members had the access to management necessary to permit the Board to fulfill its statutory and other fiduciary obligations.
•	Fostered a corporate culture that promotes ethical practices.
•	Established a process of supervision of the business and affairs of the Trust consistent with the corporate objectives.
•	Stewarded the expenditures of the Trust and ultimately, the Trust, within approved operating and capital budgets.
•	Established and maintained proper external and internal corporate communication to all stakeholders.
•
Abided by specific internally established control systems and authorities, led by personal example and encouraged all employees to conduct their activities within all applicable laws and the Trust’s standards and policies.

•	In conjunction with the Chief Financial Officer, provided quarterly and annual certificates as to the accuracy of the financial statements and accompanying Management's Discussion and Analysis.
•	Oversaw the monitoring and interaction by the Trust with regard to regulatory and political matters and policy developments which may impact the Trust either in the medium or longer term.
•
Worked with the Governance Committee and Compensation Committee in developing appropriate succession plans and compensation structures in order to have optimum staffing to allow the achievement of the corporate goals and objectives.

Long-term Incentives

In 2009, the President and Chief Executive Officer did not receive any additional long term incentive grants.  In 2008 he was granted 600,000 RU’s, with one third of these to be issued on each of June 27, 2009; June 27, 2010; and June 27, 2011.   200,000 of these RU’s have been issued as Trust Units, 78,000 were sold upon conversion to Trust Units to satisfy tax withholding requirements and Mr. Klapko holds 122,000 Trust Units. For details on the minimum unitholding requirements refer to “Senior Executives’ Minimum Unitholding Requirements” below.

Perquisites

The Trust also provides Mr. Klapko with suitable parking facilities, at the Trust’s expense, in downtown Calgary at, or close to, the Trust’s offices, a Petroleum Club membership, reimbursement up to $1,500 per year for health club dues, as well as professional dues and fees reasonably incurred for professional development seminars and conferences.

Senior Executives’ Minimum Unitholding Requirements

The President and Chief Executive Officer is required to hold 40,000 RU’s of the 200,000 RU’s he is issued under the RUPU Plan on June 27 of each year of his employment agreement until the earlier of June 27, 2011 or a change of control of the Trust.  There are no minimum unitholding requirements in place for the other NEOs of the Trust.

Compensation Consultants

During the 2008 financial year, the Special Committee retained the services of its own executive compensation consultant, Mr. Michael Caputo of Lane Caputo Inc. for the purpose of providing external market data and commentary on the compensation of the President and Chief Executive Officer.  In November 2008, the Compensation Committee retained the services of its own executive compensation consultant, Mr. Scott Munn of Hugessen for the purpose of identifying a comparator group and providing external market data and commentary on the compensation of the senior management, including the NEOs but excluding the President and Chief Executive Officer.

For the 2009 financial year, the Compensation Committee briefly consulted with Hugessen with regard to the NEO’s ABP amounts, however as salaries for the NEO’s remain frozen at 2008 levels, the Compensation Committee determined that no additional analysis needed be done by the executive compensation consultants.

The decisions of the Compensation Committee consider other information than that discussed with the consultants or provided by the consultants.

Performance Graph

The following graph compares the cumulative unitholder return on a $100 investment in Trust Units for the Trust’s five most recent financial years commencing January 1, 2004, with a cumulative total unitholder return on the S&P / TSX Composite Index for the same period assuming reinvestment of all distributions and dividends.

[Missing Graphic Reference]

	1-Jan-04	31-Dec-04	31-Dec-05	31-Dec-06	31-Dec-07	31-Dec-08	31-Dec-09
ENT.UN	$100	$177	$163	$91	$13	$7	$24
S&P/TSX composite index	$100	$110	$137	$160	$176	$118	$159
The trend shown by the above performance graph is an increase in the cumulative unitholder return from 2003 to 2004, followed by a steady decrease starting in the first quarter of 2004 up to the end of 2008.  The trend from the end of 2008 to the end of 2009 has been an increase in the cumulative unitholder return.  The trend in the Trust's compensation to the NEOs has been a steady increase from 2004 to 2008 and from 2008 to 2009 compensation for the NEOs has decreased.

Equity-based Awards

The grant of Trust Options and RUPUs is part of the long-term incentive component of executive compensation.  As such, the formal Trust Unit Option Plan was approved by the Board on January 14, 2004 and Unitholders on May 21, 2004.  From May 21, 2004 up to May 18, 2006 the Trust Unit Option Plan was the Trust’s only long-term incentive plan.  On May 18, 2006, the RUPU Plan was approved by the Unitholders.

The annual grant of Trust Options under the Trust Unit Option Plan and/or RU’s under the RUPU Plan is part of the annual review of executive compensation by the Compensation Committee.  This review may be more or less extensive depending on the circumstances.  In some years the long-term incentives granted to senior executives were weighted towards Trust Options and in others towards RU’s.  The President and Chief Executive Officer and the Manager, Human Resources provide a detailed presentation and a recommendation of the executive long-term incentive grants to the Compensation Committee.  The recommendations are based on an analysis by the President and Chief Executive Officer and Manager, Human Resources of the achievements of the NEOs in respect of the goals set by the Board for the particular year and is further supported by market data.  The Compensation Committee then reports to the Board for approval.

Summary Compensation Table

The following table sets forth the annual compensation, including total compensation, for the financial years ended December 31, 2008 and 2009 for the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Trust and any of its subsidiaries (collectively called the “Named Executive Officers” or “NEOs”).

Name & Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan comp ($)		Pension value ($)	Other Comp ($)	All other Comp ($)	Total Comp ($)
					Annual Incentive Plans	Long Term Incen-tive Plans
		(1)(2)	(3)	(4)(5)(6)	(7)(8)			(9)	(10)
Trigger Projects Don Klapko	2009 2008	- 240,000	- -	- -	- 600,000	- -	- -	- -	- -	- 840,000
Don Klapko, President & CEO	2009 2008	500,000 253,846	300,000 2,303,280	- -	- -	- -	- -	- 4,000,000	54,000 28,096	854,000 6,585,222
Blaine Boerchers, Senior Vice President & CFO	2009 2008	255,000 255,000	52,947 307,561	250,000 -	110,000 85,000	-	-	- 80,000	30,244 47,110	698,191 774,671
Jim Tyndall, Senior Vice President & COO	2009 2008	178,750 286,000	- 469,167	- -	- 85,000	- -	- -	750,000 80,000	29,863 30,840	958,613 951,007
John Reader, Senior Vice President & Chief Operating Officer	2009 2008	265,000265,000	52,947 435,680	250,000 -	110,000 85,000	-	-	80,000	7,500 -	685,447 865,680
John Chimahusky, Senior Vice President & COO U.S. Operations	2009 2008	262,655 245,183	36,101 267,508	160,000 33,720	80,063 62,750	-	18,843 6,743	189,173	17,815 -	575,477 805,077

(1)	Jim Tyndall’s annual salary was $286,000. Payment is for a partial year (January 1 to August 14, 2009).
(2)	John Chimahusky’s annual salary is US$230,000 and has been converted to C$ at the 2009 average annual exchange rate of 1.1420.
(3)
RU’s granted under the RUPU Plan.  The value is calculated using the following formula: number of units granted times $2.05, the market value of the Trust Units, being their closing price on the TSX on the date prior to the date of grant.  RU’s are typically 3 year grants with 1/3 of the RU’s issued after each year (see “Trust Unit Option Plan and RUPU Plan” on page H-4), however the 2009 grants were made in recognition of 2009 corporate performance and will be issued shortly upon completion of the Arrangement.

(4)
The long term incentives for the 2009 compensation year were approved by the Board in August 2009 but the grants were deferred until February 12, 2010 due to uncertainty around the conversion to an exploration and production company and what form the long term incentive should take (see “Trust Unit Option Plan and RUPU Plan” on page H-4). In determining the fair value of these Trust Option awards, the Black-Scholes model, an established methodology, was used, with the following hypothesis:

(i)	Risk-free interest rate: 2.49%;
(ii)	Expected volatility in the market price of the shares: 65.0%;
(iii)	Expected dividend yield: 0%; and
(iv)	Expected life: 3.6 years.
(v)	Fair value per option: $1.00
The grant date fair value for compensation purposes differs from accounting fair value disclosed in the Trust’s financial statements with respect to volatility.  Generally, in determining the expected volatility of the market price of Trust Units, historical trading prices are used.  In the last two years, the price of the Trust Units has fluctuated significantly.  In 2009, management implemented strategies to increase the stability of the price of the Trust Units.  Accordingly, future volatility is expected to be 65% rather than historic volatility of 90%.
(5)
Blaine Boerchers and John Reader received a unit grant of 250,000 Trust Options which are exercisable as follows: (i) 50,000 Trust Options on September 30, 2010; (ii) 50,000 Trust Options on September 30, 2011 and (iii) 150,000 Trust Options on September 30, 2012.  These Trust Options were granted in February 2010 and are shown as part of the 2009 compensation but are not part of the outstanding awards at December 2009 because they had not been issued prior to year end.  Any and all unexercised Trust Options shall expire on September 30, 2013 (see “Trust Unit Option Plan and RUPU Plan” on page H-4).

(6)
John Chimahusky received a unit grant of 160,000 Trust Options which are exercisable as follows: (i) 80,000 Trust Options on September 30, 2010 and (ii) 80,000 Trust Options on September 30, 2012.  These Trust Options were granted in February 2010 and are shown as part of the 2009 compensation but are not part of the outstanding awards at December 2009 because they had not been issued prior to year end.  Any and all unexercised Trust Options shall expire on September 30, 2013 (see “Trust Unit Option Plan and RUPU Plan” on page H-4).

(7)
Annual incentives for Blaine Boerchers, John Reader and John Chimahusky consist of the amounts earned under the ABP.  These amounts were earned based on the bonus terms approved by the Board in January 2009 and were awarded based on the NEOs meeting their individual performance objectives through the year.  The NEOs met their individual objectives (see “Annual Bonus Program” on page H-3).

(8)	John Chimahusky’s ABP amount of US$75,000 has been converted to C$ at the exchange rate on the payment date, February 25, 2010 of 1.0675.
(9)	Jim Tyndall left his role as Senior Vice President and Chief Operating Officer effective August 14, 2009 and was paid $750,000 in connection therewith.
(10)
Perquisites for Don Klapko, Blaine Boerchers and Jim Tyndall include the Trust’s contribution to their Unit Savings Plan as set out in “Trust Unit Savings Plan” on page H-11, parking and other miscellaneous perquisites as required for business purposes.

H-

Outstanding Share-based and Option-based Incentive Plan Awards

The following table indicates for each of the Named Executive Officers all awards outstanding at the end of the 2009 financial year.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
				(1)	(2)	(3)
Don Klapko, President & CEO					400,000	868,000
Blaine Boerchers Senior Vice President & CFO	150,000	1.65	Nov 26, 2011	78,000	113,334	245,935
Jim Tyndall, Senior Vice President & COO	-	-	-	-	-	-
John Reader, Senior Vice President & Chief Operating Officer	150,000	1.65	Nov 26, 2011	78,000	117,778	255,578
	75,000	17.05	May 1, 2011
	30,000	23.26	Jan 25, 2010
John Chimahusky, Senior Vice President & COO, U.S. Operations	120,000	2.81	Dec 3, 2011	-	35,384	76,783

(1)
The value of unexercised in-the-money Trust Options at financial year-end is the difference between the closing price of the Trust Units on December 31, 2009 on the TSX ($2.17) and the exercise prices.  The actual gains on exercise will depend on the value of the Trust Units on the date of Trust Option exercise (see “Trust Unit Option Plan and RUPU Plan” on page H-4).

(2)	RU’s granted under the RUPU Plan. The numbers include grants made in 2007 and 2008.
(3)	The market or payout value of the RU awards that have not vested is the number of RU’s times the closing price of the Trust Units on December 31, 2009 on the TSX ($2.17).

Incentive-Plan Awards - Value Vested or Earned during the Year

The following table indicates for each of the Named Executive Officers the value on vesting of all awards and the bonus payout during the 2009 financial year.

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
	(1)(2)	(3)	(4)(5)(6)
Don Klapko, President & CEO	-	292,818	-
Blaine Boerchers Senior Vice President & CFO	-	39,138	110,000
Jim Tyndall, Senior Vice President & COO	-	22,933	-
John Reader, Senior Vice President & Chief Operating Officer	-	38,844	110,000
John Chimahusky, Senior Vice President & COO, U.S. Operations	-	54,513	80,063

(1)
Blaine Boerchers, John Reader and John Chimahusky all had Trust Options which vested during 2009 but the strike price of such Trust Options exceeded the market price on the date it vested and therefore the value of such Trust Options vested was nil.

(2)
The amount represents the aggregate dollar value that would have been realized if the Trust Options had been exercised on the vesting date, based on the difference between the closing price of the Trust Units on the TSX and the exercise price on such vesting date.

(3)	The amount represents the aggregate dollar value that has been realized upon vesting of the RU’s.
(4)	Jim Tyndall did not receive a 2009 bonus payment.
(5)	Blaine Boerchers, John Reader and John Chimahusky earned bonus payments under the ABP (see “Annual Bonus Program” on page H-3). These bonus payments were made on February 25, 2010.
(6)	John Chimahusky’s bonus payment of US$75,000 has been converted to C$ at the exchange rate on the payment date, February 25, 2010 of 1.0675.

Pension Plan Benefits

In 2009 the Trust did not have a Defined Benefit or a Defined Contribution Pension Plan for the Canadian NEOs or for any of the Trust’s Canadian employees.  The Trust does have a Safe Harbor 401(k) plan for the Trust’s U.S. NEO and the Trust’s other U.S. employees.

Trust Unit Savings Plan

For all of its Canadian employees, the Trust has an optional Trust Unit savings plan (the “Unit Savings Plan”) whereby the Canadian employees including the NEOs can contribute up to 9% of their base salaries through payroll deduction and the Trust will match their contribution. In 2008 and most of 2009 all employee contributions and the Trust’s matching contribution were used to purchase Trust Units, however in October 2009, the Unit Savings Plan was amended in order to provide employees with more choice in the investment of their contributions to the Unit Savings Plan.  As of October 2009, the employee’s contributions may be invested in a list of eligible funds or directed to the purchase of Trust Units and the Trust’s matching contribution is used to purchase Trust Units. Contributions are deposited to the respective external administrators and Trust Units are purchased on a monthly basis.  Employees can direct the contributions to a Registered Retirement Savings Plan (up to the annual maximum limit) or a non-registered savings account, or a combination of these two.  Funds in the accounts can also be withdrawn or transferred to another financial institution.  The Trust pays the administrative costs associated with the Unit Savings Plan including up to one transfer or withdrawal per employee per year.

The following table indicates the value accumulated under the Unit Savings Plan for each of the Canadian NEOs during the 2009 financial year:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at Year-end ($)
					(1)	(2)	(3)	(4)
Don Klapko, President & CEO	12,059	45,000	45,000	220,140
Blaine Boerchers Senior Vice President and CFO	11,753	23,044	23,044	29,649
Jim Tyndall, Senior Vice President and Chief Operating Officer	14,057	16,088	16,088	-
John Reader, Senior Vice President, Chief Operating Officer	6,186	-	-	22,371

(1)	The accumulated value at the start of the year is based on the number of Trust Units held in the plan multiplied by the closing price of the Trust Units on the TSX on January 2, 2009 ($.70)
(2)	The compensatory amount is the Trust’s contribution to the Unit Savings Plan.
(3)	The non-compensatory amount is the NEOs contribution to the Unit Savings Plan.
(4)
The accumulated value at the end of the year is based on the amounts invested in eligible funds plus the number of Trust Units held in the Unit Savings Plan multiplied by the closing price of the Trust Units on the TSX on December 31, 2009 ($2.17) less any withdrawals.

Safe Harbor 401(k) Plan and Simple Incentive Match Plan

For its U.S. employees, in 2008 the Trust had a Simple Incentive Match Plan for Employees (“Simple Plan”).  Employees could contribute up to a maximum of $10,500 per year plus an additional $2,500 for employees over the age of 50.  The Trust matched the employee’s contribution up to 3% of their base salaries up to $4,900.  The funds were held in individual self-directed employee accounts.

Effective January 1, 2009 the Trust replaced the Simple Plan with a Safe Harbor 401(k) Plan.   Employees can contribute a maximum $16,500 plus an additional $5,500 for employees over the age of 50.   During 2009 the Trust matched the employee’s contribution up to 6% of their base salaries.

Effective January 1, 2010 the Trust amended the Safe Harbor 401(k) Plan.  During 2010 the Trust will contribute 3% of the employee’s base salaries to the Safe Harbor 401(k) Plan and up to an additional 3% matching contribution will be used to purchase Trust Units for the employees under the optional Unit Savings Plan.

The following table indicates the value accumulated under the Safe Harbor 401(k) Plan for the U.S. NEO during the 2009 financial year:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at Year-end ($)
	(1)	(2)	(3)	(4)
John Chimahusky, Senior Vice President & COO, U.S. Operations	0	16,500	22,000	41,603

(1)	The accumulated value at the start of the year is based on the value of the funds invested in the Safe Harbour 401(k) Plan on January 2, 2009.
(2)	The compensatory amount is the Trust’s contribution to the Safe Harbour 401(k) Plan.
(3)	The non-compensatory amount is the NEOs contribution to the Safe Harbour 401(k) Plan.
(4)	The accumulated value at the end of the year is based on the value of the funds invested in the Safe Harbour 401(k) Plan on December 31, 2009.

Termination and Change of Control Benefits

All of the NEOs have entered into employment agreements with the Trust.  In the event of (i) resignation, (ii) involuntary or constructive termination or (iii) a change in control, specific arrangements cover the NEOs.

At its meetings held on March 13, 2008, April 13, 2008 and June 27, 2008, and also by way of a resolution passed on September 19, 2008, the Board approved the executive employment agreements for a number of key senior executives, including the NEOs.

The provisions that apply upon a change of control are defined as follows:

For the President and Chief Executive Officer the occurrence of any of the following events: (i) any transaction pursuant to which any person or any group acquired the right to exercise control or direction over Trust Units representing 30% or more of the issued and outstanding Trust Units including as a result of a takeover bid, an issuance or exchange of securities, an amalgamation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; or (ii) a sale or disposition of more than 50% of the Trust’s voting power of the outstanding securities eligible to vote for the election of directors of the entity; but not in the event that the Trust is converted into a trust or other corporate entity.

For the Senior Vice President, Finance and Chief Financial Officer and the Senior Vice President, Corporate Development and Chief Operating Officer (i) the acquisition of more than 50% of all outstanding Trust Units, or (ii) a sale of all or substantially all (being 90% or more of the value) of the assets held by the Trust; provided that a “Change of Control” shall not include a reorganization or restructuring of the Trust.

For the Senior Vice President and Chief Operating Officer, U.S. Operations (i) the acquisition of more than 50% of all outstanding Trust Units, or (ii) a sale of all or substantially all (being 90% or more of the value) of the assets held by the Trust; provided that a “Change of Control”  shall not include a reorganization or restructuring of the Trust, or (iii) sale of more than 50% of the outstanding shares of the U.S. subsidiary of the Trust to an entity that is not owned by the Trust or (iv) sale of all or substantially all (being 90% or more of the value) of the assets operated by the U.S. subsidiary of the Trust; provided that a “Change of Control” shall not include a reorganization or restructuring of the Trust.

The provisions to pay the severance benefits are a "single modified trigger", meaning that the severance benefits are paid if the NEO chooses to leave voluntarily during a window period after the change of control or if their employment is terminated by the successor entity.

Jim Tyndall left his role as Senior Vice President and Chief Operating Officer effective August 14, 2009 and was paid $750,000 in connection therewith.

The following table sets out the benefits that are paid following the change of control in the circumstances described above, assuming the change of control took place on December 31, 2009.

Name	Cash Severance Payment ($)	Incremental Pension Benefit (present value) ($)	Bonus Prorated - 10% of Salary prorated by # of days employed in the year ($)	Continuation of Medical Welfare Benefits (present value) ($)	Acceleration and Continuation of Equity Awards (unamortized expense as of 12/31/09) ($)	Excise Tax Gross-Up ($)	Outstanding Long Term Cash Incentive ($)	Total Termination Benefits ($)
	(1)(2)
Don Klapko
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	1,000,000	-	50,000	9,127	868,000	-	1,200,000	3,127,127
Involuntary or good reason termination after change in control (CIC)	1,000,000	-	50,000	9,127	868,000	-	1,200,000	3,127,127
Blaine Boerchers
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	425,000	-	25,500	6,868	245,935	-	-	703,303
Involuntary or good reason termination after change in control (CIC)	425,000	-	25,500	6,868	245,935	-	-	703,303
John Reader
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	441,667	-	26,500	6,870	255,578	-	-	730,615
Involuntary or good reason termination after change in control (CIC)	441,667	-	26,500	6,870	255,578	-	-	730,615
John Chimahusky
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	361,077	-	24,072	2,055	76,783	-	-	463,987
Involuntary or good reason termination after change in control (CIC)	361,077	-	24,072	2,055	76,783	-	-	463,987

(1)	The cash severance payment is based on a multiple of months of salary. For Don Klapko 24 months, John Reader 20 months, Blaine Boerchers 20 months and John Chimahusky 18 months.

H-

Retirement Benefits

In the event of retirement, assuming such event took place on December 31, 2009, the following benefits would be payable:

Name	Trust Options (1) ($)	RU’s (2) ($)
Don Klapko	-	-
Blaine Boerchers	78,000	-
John Reader	78,000	-
John Chimahusky	-	-

(1)
Pursuant to the terms and conditions of the Trust Unit Option Plan upon termination of employment for the reason of retirement, all outstanding Trust Option grants, including grants for the NEOs, terminate within 30 days of the effective date of termination.  The value is the difference between the closing price of the Trust Units on December 31, 2009 on the TSX ($2.17) and the exercise price of all Trust Options that were outstanding 30 days after December 31, 2009.

(2)
Pursuant to the terms and conditions of the RUPU Plan, upon retirement, all outstanding RUPUs would be issued with the issue date being the date of the grantee’s retirement.  Retirement in the RUPU Plan is defined as termination of employment after the age of 65.  None of the NEOs were 65 years of age at December 31, 2009, therefore if the NEOs had retired at that date none of the outstanding RU’s would have been issued.

REMUNERATION OF DIRECTORS

The Corporate Governance and Nomination Committee reviews the compensation of the Trust’s non-employee directors of EEC on an annual basis.  The Corporate Governance Committee reviews general compensation surveys to compare EEC’s director compensation policies to generally accepted practices for publicly traded companies.

During the last financial year, the annual compensation of non-employee directors was as follows, payable on a quarterly basis, in cash:

Annual Retainer - Chairman of the Board	$45,000
Annual Retainer – Audit Committee Chairman	$40,000
Annual Retainer – All Other Directors	$30,000
Board Meeting Fee – Chairman	$2,500
Board Meeting Fee – Director	$2,000
Special Committee Member fee (per month)	$2,000
Special Committee Meeting Fee	$1,000
All Other Committee Meetings as Chair	$1,250
All Other Committee Meetings as Member	$1,000

Since 2006 the Board has approved long term incentive grants for the directors.  The directors receive most of their compensation in the form of cash and the long term incentive grants that have been granted to directors are small in relation to those granted to employees of the Trust.  However, the grants do provide directors with an ongoing equity stake in the Trust throughout their respective periods of Board service.

The directors who are also executives of the Trust receive no remuneration for serving as directors.  Directors are reimbursed for transportation and other expenses for attendance at Board and Committee meetings.

The Trust does not have a retirement plan for directors.  There are no other arrangements under which directors were compensated in their capacity as directors by the Trust or its subsidiaries during the most recently completed financial year.

The following table provides details of the compensation received by the directors of EEC during the 2009 financial year.  Don Klapko, as an executive of the Trust receives no remuneration for serving as a director of EEC.  His compensation as President and Chief Executive Officer is disclosed under the “Summary Compensation Table” on page H-8.

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total Compensation ($)
		(1)	(2)(3)	(4)	(5)	(6)
Peter Carpenter	70,750	-	10,000	-	-	-	80,750
John Brussa	19,308	18,018	10,000	-	-	-	47,326
Michael Doyle	59,500	-	10,000	-	-	-	69,500
Victor Dusik	67,500	-	10,000	-	-	-	77,500
Roger Giovanetto	60,250	-	10,000	-	-	-	70,250
Don Klapko (7)	-	-	-	-	-	-	-

(1)
Initial RU’s granted under the RUPU Plan.  The value is calculated on the basis of the accounting fair value.  The accounting fair value is calculated using the following formula: number of RU’s granted less a forfeiture rate times the market value of the Trust Units, being their closing price on the TSX on the date prior to the date of grant.  Initial RU grants are typically 3 year grants with 1/3 of the units issued after each year (see “Trust Unit Option Plan and RUPU Plan” on page H-4).

(2)
The long term incentives for the 2009 compensation year were approved by the Board in August 2009 but the grants were deferred until February 12, 2010 due to uncertainty around the conversion to an exploration and production company and what form the long term incentive should take (see “Trust Unit Option Plan and RUPU Plan” on page H-4). In determining the fair value of these Trust Option awards, the Black-Scholes model, an established methodology, was used, with the following hypotheses:

(i)	Risk-free interest rate: 2.49%;
(ii)	Expected volatility in the market price of the shares: 65.0%;
(iii)	Expected dividend yield: 0%; and
(iv)	Expected life: 3.6 years.
(v)	Fair value per option: $1.00
The grant date fair value for compensation purposes differs from accounting fair value disclosed in the Trust’s financial statements with respect to volatility.  Generally, in determining the expected volatility of the market price of Trust Units, historical trading prices are used.  In the last two years, the price of the Trust Units has fluctuated significantly.  In 2009, management implemented strategies to increase the stability of the price of the Trust Units.  Accordingly, future volatility is expected to be 65% rather than historic volatility of 90%.
(3)	Each of the directors received a grant of 10,000 Trust Options which are exercisable on September 30, 2012. Any and all unexercised Trust Options shall expire on September 30, 2013.
(4)	None of the directors received any form of non-equity incentive plan compensation.
(5)	The Trust does not have a retirement plan for directors.
(6)
The directors, other than Don Klapko who is an executive of the Trust, are reimbursed for transportation and other expenses for attendance at Board and Committee meetings.  There are no other arrangements under which the directors were compensated by the Trust or its subsidiaries during the most recently completed financial year.

(7)
Don Klapko, as an executive of the Trust receives no remuneration for serving as a director of EEC.  His compensation as President and Chief Executive Officer is disclosed under the “Summary Compensation Table” on page H-8.

H-

Outstanding Share-based Awards and Option-based Awards

The following table indicates for each of the directors (except for Mr. Klapko who is a NEO) all awards outstanding at December 31, 2009.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
				(1)	(2)	(3)
Peter Carpenter	10,000	15.55	18-May-11	-	10,000	21,700
John Brussa	-	-	-	-	15,000	32,550
Michael Doyle	-	-	-	-	10,000	21,700
Victor Dusik	-	-	-	-	10,000	21,700
Roger Giovanetto	10,000	15.55	18-May-11	-	10,000	21,700

(1)
The value of unexercised in-the-money Trust Options at financial year-end is the difference between the closing price of the Trust Units on December 31, 2009 on the TSX ($2.17) and the exercise prices.  The actual gains, if any, on exercise will depend on the value of the Trust Units on the date of Trust Option exercise (see “Trust Unit Option Plan and RUPU Plan” on page H-4).

(2)	RU’s granted under the RUPU Plan. The numbers include grants made in 2008.
(3)	The market or payout value of the RU awards that have not vested is the number of RU’s times the closing price of the Trust Units on December 31, 2009 on the TSX ($2.17).

Outstanding Share-based Awards and Option-based Awards

The following table indicates for each of the directors (except for Mr. Klapko who is a NEO) the value on vesting of all awards and the bonus pay-out during the 2009 financial year.

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
	(1)	(2)	(3)
Peter Carpenter	-	3,855	-
John Brussa	-	-	-
Michael Doyle	-	3,077	-
Victor Dusik	-	3,077	-
Roger Giovanetto	-	3,855	-

(1)	None of the directors held Trust Options that vested during 2009.
(2)	The amount represents the aggregate dollar value that has been realized upon vesting of the RU’s.
(3)	None of the directors received any form of non-equity incentive compensation.

H-

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information related to the Trust’s equity compensation plans for the financial year ended December 31, 2009:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,310,325	$4.43	4,199,944 (1)
Equity Compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,310,325	$4.43	4,199,944

(1)
Of the 6,510,269 Trust Units available for future issuance pursuant to the Trust Unit Option Plan and the RUPU Plan at December 31, 2009, only 4,684,056 Trust Units were reserved for issuance with the TSX pursuant to the Trust Unit Option Plan and RUPU Plan.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Other than as set forth herein, EEC are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any current or nominee member of the board of directors or executive officer of EEC, respectively, at any time since the beginning of the Trust’s last financial year, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

EEC is not aware of any material interest, direct or indirect, of any informed person of the Trust, any nominee director of EEC, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of the Trust’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Trust or any of its subsidiaries.

For the purposes of this Information Circular an “informed person” means, in the context of the Trust, a director or executive officer of any subsidiary of the Trust.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

EEC is not aware of any individuals who are or were directors or executive officers of EEC or employees of the Trust or any of its subsidiaries who are, as at the date hereof, indebted to the Trust or any of its subsidiaries or to another entity but subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

EEC is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of EEC, a proposed nominee for election as a director of EEC, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of the Trust, indebted to the Trust or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Trust, has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

TRUST GOVERNANCE

National Policy 58-201 - Corporate Governance Guidelines provides guidance on corporate governance practices.  These guidelines, while not mandatory, deal with the constitution of the Board of Directors and its committees, their functions, their independence from management and other means of addressing corporate governance practices.  National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) mandates that each issuer must disclose, on an annual basis, its approach to corporate governance with reference to the form prescribed by NI 58-101.  Disclosure of the Trust’s corporate governance practices, in Form 58-101F1, is set forth in Schedule “A” – Statement of Corporate Governance Practices below and relates to the Board, in its own capacity, and as the administrator of the Trust.

Please refer to the heading “Audit Committee” in the Trust AIF for the disclosure required by Section 5.1 of National Instrument 52-110 Audit Committees (“NI 52-110”).

Since the Trust has securities registered in the United States, the Trust is subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 (“SOX”) and related rules and regulations of the SEC (“SEC Rules”) as well as NYSE listing standards and NYSE corporate governance rules (together, “NYSE Standards”).

OTHER MATTERS

EEC knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

EEC shall provide without charge, upon request being made to EEC, a copy of the Trust’s annual information form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Trust’s most recently filed comparative annual financial statements, together with the accompanying report of the auditor and the Trust’s most recently filed annual Management’s Discussion and Analysis relating thereto.  Financial information is provided in the Trust’s comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2009.

Additional information relating to EEC and the Trust is available under the Trust’s profile on SEDAR at www.sedar.com.

H-

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors is currently composed of six directors: Don Klapko, John Brussa, Peter Carpenter, Michael Doyle, Victor Dusik and Roger Giovanetto.  A majority of directors of the current Board are independent for board membership purposes.  Mr. Klapko is considered not to be independent as he serves as President and Chief Executive Officer of EEC.  Currently Messrs. Brussa, Carpenter, Doyle, Dusik and Giovanetto are considered independent directors pursuant to NI 58-101 and NI 52-110.  Pursuant to NI 52-110, an independent director is one who is free from any direct or indirect relationship that could, in the view of the board of directors, reasonably interfere with a director’s independent judgement.  Pursuant to NYSE Standards, a director that has been an employee of the listed issuer within the last three years is deemed not to be independent.

Common Board Memberships

Mr. Carpenter is currently a director of Gold Point Energy Corp., which trades on the TSX Venture Exchange.

Mr. Giovanetto is currently a director of Calstar Oil and Gas Ltd., which trades on the CNQ Exchange.

Mr. Brussa is currently a director of the following publicly traded companies:

•	Baytex Energy Ltd. (Baytex Energy Trust)
•	Black Watch Energy Services Corp.
•	Cirrus Energy Inc.
•	Crew Energy Inc.
•	Deans Knight Income Corporation
•	Divestco Inc.
•	Enseco Energy Services Corp.
•	Galleon Energy Inc.
•	Just Energy Income Fund (formerly Energy Savings Income Fund)
•	Monterey Exploration Ltd.
•	Midway Energy Ltd. (formerly Trafalgar Energy Ltd.)
•	North American Energy Partners Inc.
•	Orleans Energy Ltd.
•	Penn West Petroleum Ltd. (Penn West Energy Trust)
•	Progress Energy Resources Corp. (formerly ProEx Energy Ltd.)
•	Storm Exploration Inc.
•	Yoho Resources Inc.

Other than disclosed above, no current director is a member of the board of another reporting issuer.

Meeting of the Board

The Board meets at least every quarter for a formal board meeting.  Depending on the level of activity of the Trust, the Board will meet on an ad hoc basis as necessary to provide input and guidance to management.  At the conclusion of all formal meetings, the non-management directors determine whether an in camera meeting without members of management and non-independent directors present is necessary.  The Board also conducts meetings without members of management and non-independent directors present on an ad hoc basis.  In addition, to facilitate open and candid discussions among independent directors, the Board has formed five committees comprised mostly of independent directors.  These committees meet regularly and are permitted to meet independently of non-independent directors and management in accordance with the timing set out in the charters of each committee or as otherwise determined necessary.

Chairman of the Board

Peter Carpenter is the Chairman of the Board and is considered independent within the meaning of NI 58-101.  The main functions of the Chairman are to facilitate the operations and deliberations of the Board of Directors.  The Chairman’s key responsibilities include duties relating to setting the Board meeting agendas, chairing Board and Unitholder meetings, director development, providing input on potential director candidates and providing feedback to the President and Chief Executive Officer.

Attendance

The following table summarizes each current director’s attendance record for 2009.

Director	Number of Board meetings attended	%	Number of Committee meetings attended	%
Peter Carpenter	8/8	100%	2/2	100%
John Brussa(1)	5/5	100%	N/A
Michael Doyle	8/8	100%	9/9	100%
Victor Dusik	8/8	100%	10/10	100%
Roger Giovanetto	8/8	100%	9/9	100%
Don Klapko	8/8	100%	N/A

(1)	Mr. Brussa was appointed to the Board effective May 15, 2009.

Board Mandate

The Board of Directors adopted a mandate on November 12, 2008 which is attached as Schedule “B” to this Appendix H.

Position Descriptions

The Board has developed a written description for the responsibilities of each committee.  There are no specific written position descriptions for the Chairman of the Board or for the chairs of the committees.  It is generally understood that the chair of each committee is responsible for guiding the committee pursuant to the procedures and guidelines set out in each written committee charter.  Further, it is generally understood that as Chairman, Mr. Carpenter is responsible for the management, development and effective performance of the Board.  See “Chairman of the Board” above for more information.

Orientation and Continuing Education

At present, EEC does not provide a formal orientation and education program for new directors.  However, each new director is provided with background material on the Trust the contents of which are determined based on the director’s familiarity with the Trust and its interests.  The materials include the committee mandates and copies of all policies, among other items.  Prior to joining the Board, potential board members are encouraged to meet with management to inform themselves regarding EEC’s and the Trust’s business and affairs.  After joining the Board, management and the Board provide orientation to new directors as necessary based on the particular needs and experience of each director and the Board as a whole.

EEC currently has no specific policy regarding continuing education for directors.  However, five of the six current directors are members of the Institute of Corporate Directors.  Members are pursuing continuing education through this institution and two of the directors have completed their ICD.D designation.  Other requests for continuing education by the directors are encouraged and dealt with on an ad hoc basis.

Ethical Business Conduct

The Board has written policies regarding business conduct, disclosure, confidentiality, and Trust Unit trading.  The Code of Business Conduct, as amended from time to time, sets out the minimum standards of behaviour required by all employees, officers, directors and consultants in conducting the business affairs of EEC and the Trust.  It outlines how to address conflicts of interests, privacy, ethics, communication and confidentiality issues.  The Code of Business Conduct is approved by the Board and directors on the Board are expected to comply.  On an annual basis, all employees, officers and members of the board of directors must sign an acknowledgment that they have read and understand the Code of Business Conduct.  Any waivers from the Code of Business Conduct must be approved by the Board.  The Insider Trading Policy prescribes rules for insiders and employees with respect to trading in securities of the Trust when there is undisclosed material information or pending material developments with respect to the Trust.  The Disclosure Policy addresses the Trust’s disclosure practices and procedures and outlines the principles guiding the Trust in its disclosure practices and procedures.  A copy of any of the aforementioned policies can be obtained by contacting EEC at info@enterraenergy.com.

In addition to the guidance provided in the Code of Business Conduct, in accordance with the ABCA, a director or officer who is a party to a material contract or proposed material contract with the Trust or the Trust subsidiaries or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Trust or the Trust subsidiaries shall disclose to EEC the nature and extent of the director’s or officer’s interest.  In addition, a director shall not vote on any resolution to approve a contract of the nature described except in limited circumstances.

A “whistle-blower” policy is in place and it was designed to ensure a culture of ethical business conduct.

Nomination of Directors

The Governance and Nominating Committee has responsibility for making recommendations to the Board regarding composition of the Board, candidates to fill vacancies and succession planning.  See “Governance and Nominating Committee”.

Compensation Committee

The Compensation Committee, as at the date of this Information Circular is composed entirely of independent directors, being Mr. Giovanetto (Chair), Mr. Doyle and Mr. Dusik.

Audit Committee

The Audit Committee consists of Mr. Dusik (Chairman), Mr. Doyle and Mr. Giovanetto, all three being independent and unrelated directors.  The Audit Committee reviews in detail and recommends approval by the Board of the Trust’s annual and quarterly financial statements, Management’s Discussion and Analysis (“MD&A”) and Annual Information Form; recommends the appointment of auditors and approval of their annual remuneration to the Board; recommends approval of the remuneration of the Trust’s auditors to the Board; reviews the scope of the audit procedures and the final audit report with the auditors; reviews the auditors independence; and reviews the Trust’s overall accounting practices and procedures and internal controls with the auditors.

Reserves Committee

The Reserves Committee currently consists of Mr. Giovanetto (Chairman), Mr. Dusik and Mr. Carpenter.  The mandate of the Reserves Committee is to review the selection of an independent evaluator  for undertaking each reserves evaluation as the same may be required from time to time, consider and review the impact of changing independent evaluators and review all matters relating to the preparation and public disclosure of reserve estimates.

Governance and Nominating Committee

The Governance and Nominating Committee currently consists of Mr. Doyle (Chairman), Mr. Giovanetto and Mr. Dusik.  The mandate of the Governance and Nominating Committee is to recommend to the Board policies and specific matters respecting (i) policies and procedures of corporate governance; (ii) identifying nominees for the Board and (iii) conducting an annual performance review of the directors.  The Board, through the Governance and Nominating Committee has recommended an annual review process and is in the process of gathering the information and presenting it to the Board.

Health Safety Regulatory Compliance and Environmental Committee

The Health Safety Regulatory Compliance and Environmental Committee currently consists of Mr. Carpenter (Chairman), Mr. Doyle and Mr. Dusik.  The mandate of this Committee is to review the nature and extent of compliance in the areas of health, safety, regulatory compliance and environmental matters.

Other Activities of the Board

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Board.

The Board and its committees have access to senior management on a regular basis as management personnel of EEC are invited to attend directors meetings as necessary to provide information to facilitate decision-making activities.

H-

SCHEDULE “B”

BOARD MANDATE

PURPOSE

These terms of reference are prepared to assist the Board of Directors (the “Board”) and management in clarifying responsibilities between the Board and management. The fundamental responsibility of the Board is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing unitholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control process and procedures. The Board is responsible for the stewardship of Enterra Energy Corp. (the “Corporation”) and Enterra Energy Trust (the “Trust”).

CONSTITUTION, COMPOSITION AND DEFINITIONS

1.
The Board shall be composed of not fewer than three directors, and not more than the maximum number of directors allowed by the articles of the Corporation. The specific number of directors shall be set by the Board of the Corporation in accordance with the articles of the Corporation and subject to the approvals granted by the unitholders of the Trust.  The Board shall be comprised of a majority of independent directors who are free from any direct or indirect relationship that, in the Board's view, would or could reasonably interfere with the exercise of his or her independent judgment.

2.
The Board shall meet at least four times each year. The Chairman may call additional meetings as required. In addition, a meeting may be called by the President and Chief Executive Officer, any member of any Board or committee of the Board or as otherwise provided by law.

3.
The Board shall have the right to determine who shall and who shall not be present at any time during a Board meeting. The President and Chief Executive Officer, the Chief Financial Officer and the General Counsel and Corporate Secretary of the Corporation are expected to be available to attend the Board meetings or portions thereof.

4.
The members of the Board shall be appointed following unitholders approval, by the applicable shareholder of the Corporation. Where a vacancy occurs at any time in the membership of the Board, the Board may fill it. In addition, in accordance with the Corporation’s articles and by-laws, a majority of the Board may appoint additional directors to the Board between unitholder meetings.

5.
The Board shall be given access to senior management of the Trust's subsidiaries and documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

6.	The Chairman of the Board shall not have a casting vote in addition to his or her regular vote.

7.	The secretary to the Board shall be either the Corporate Secretary or his or her delegate.

8.	Board meetings may be held in person, by video conference, by means of telephone or by a combination of the foregoing.

9.
Notice of the time and place of each meeting shall be given in writing, or by facsimile to each member of the Board at least 48 hours prior to the time fixed for such meeting. Any member may, in any manner, waive notice of the meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

10.	A majority of members, present in person or by videoconference, telephone or combination thereof, shall constitute a quorum.

11.	All members of the Board are expected to allow sufficient time to review meeting materials and be prepared for Board meetings. Members are expected to attend most, if not all, Board meetings.

DUTIES AND RESPONSIBILITIES

A.           Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including pending authorizations, to committees of the Board and to management and by reserving certain powers to itself. The Board is responsible for managing its own affairs, including:

(i)	planning its composition and size;

(ii)	selecting its Chair;

(iii)	nominating candidates for election to the Board;

(iv)	appointing committees and approving their respective mandates and the limits of authority delegated to each committee; and

(v)
approving and directing the implementation of corporate governance practices and procedures aimed at having independent, informed oversight by Board members of management and management's conduct of the business of the Trust and its subsidiaries, including the approval of the terms of reference for the Board and its subcommittees. In conjunction with the Governance and Nominating Committee, the Board will annually assess its performance and that of its subcommittees.

B.           Management and Human Resources

The Board has the responsibility for:

(i)
the appointment of and succession planning relating to the President and Chief Executive Officer (“CEO”), establishing objectives of the CEO and assessing the CEO against such objectives, monitoring CEO performance generally and approving the CEO's compensation. The Board may delegate the implementation of specific objectives or the finalization of remuneration relating to the CEO to a committee of the Board;

(ii)
determining the appointment and termination of senior management and reviewing the recommendations or determinations made by the Compensation Committee relating to the recruitment, training, development, assessment and compensation of senior management;

(iii)	overseeing management's compliance with any code of business conduct or ethics policies that may be adopted by the Board from time to time for the Trust and its subsidiaries; and

(iv)
to the extent feasible, satisfying the Board as to the integrity of the CEO and other executive officers and that the CEO and other executives create a culture of integrity throughout the organization.

C.           Strategy and Plans

The Board has the responsibility to:

(i)	adopt a strategic planning process and, at least annually, approve the Trust's strategic plan which takes into account, among other things, the opportunities and risks of the business;

(ii)	approve annual capital and operating budgets;

(iii)	oversee the performance of the Trust against the strategic and operating plans; and

(iv)	approve material divestitures and acquisitions, the determination of materiality to be established by the Board and revised from time to time.

D.           Financial, Risk Management and Corporate Issues

The Board has the responsibility to:

(i)
review and oversee management, and with input from the Audit Committee on financial and operating risks, to develop systems and processes to monitor the principal risks of the Trust’s business and specifically, to direct management to identify the principal risks of the Trust’s business and to implement appropriate systems to monitor and manage these risks. In particular, the Board will review policies and practices with respect to trading and hedging activities and consider the results of any reviews of these areas by the external auditors or third party consultants as well as the controls relating to the use of trading and hedging activities as they relate to the significant business risks and uncertainties for the Trust and its subsidiaries;

(ii)	review insurance coverage of significant business risks and uncertainties;

(iii)
with input from the Audit Committee of the Board, take reasonable steps, in conjunction with management, to direct the implementation and integrity of the Trust's internal control and management information systems;

(iv)	declare distributions;

(v)	establish limits of authority delegated to management; and

(vi)
review and approve the annual financial statements, management discussion and analysis and annual information form for the Trust and its subsidiaries and to review and approve the unaudited interim financial statements and management discussion and analysis for the Trust and its subsidiaries.

E.           Compliance Reporting and Corporate Communications

The Board has the responsibility to direct management to:

(i)	implement appropriate communication processes and measures with unitholders and other stakeholders and financial, regulatory and other recipients;

(ii)
report the financial performance of the Trust to unitholders, other security holders and regulators on a timely and regular basis and in accordance with generally accepted accounting principles and applicable laws;

(iii)
through the Reserves Committee, oversee and direct the evaluation of the oil and gas reserves of the Trust and its subsidiaries and to monitor the disclosure regarding such reserves. The Board shall approve the reports to be filed with the applicable securities commissions regarding the reserves of the Trust and its subsidiaries;

(iv)	report in a timely fashion developments that have a significant and material impact on the Trust;

(v)	report annually to unitholders on the Board's stewardship for the preceding year (the Annual Report or Management Information Circular);

(vi)	approve the holding and date of unitholder meetings; and

(vii)	engage, where necessary, external advisors and experts in assisting the Board in determining any risks or major issues facing the Trust or its subsidiaries or the Board.

F.           Non-delegable Matters

The Board may not delegate the following matters:

(i)	submission of items to unitholders for approval;

(ii)	appointment of additional directors;

(iii)	issuance of securities;

(iv)	paying commission as per Section 42 of the Business Corporations Act (Alberta);

(v)	the declaration of distributions by the Trust; the approval of a management proxy circular, annual financial statements or the adoption, repeal or amendments of by-laws; and

(vi)	redemption of shares of the Corporation or of units by the Trust.

G.           Use of Committees

The Board may direct any committee of the Board to provide input and recommendations on any of the foregoing matters. In addition, where permitted by law and where appropriate, the Board may delegate certain duties and responsibilities to a committee of the Board.

REVIEW

The Board will review these terms of reference at least annually or, where circumstances warrant, at such shorter interval as is necessary, to determine if further additions, deletions or other amendments are required.

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